CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com


06014245


SEC MAIL PROCESSING
RECEIVED
JUN 09 2006
WASH. D.C. 152 SECTION

SUPPL

June 1, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Fund Management

Re: CI ~~Financial~~ Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 6/12



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for April

TORONTO (May 1, 2006) – CI Financial Inc. ("CI") today reported net sales of $111 million for April 2006, and assets under management of $58.5 billion and fee-earning assets of $76.2 billion at the end of the month.

CI subsidiary CI Investments Inc. had gross sales of $625 million in April and net sales of $113 million, consisting of net sales of $126 million in long-term funds and net redemptions of $13 million in money market funds.

Morningstar Canada reported in April that CI Investments had 45 five-star funds at March 31, 2006, more than any other fund company when counting all investment funds with a rating.

Assante Corporation, through its subsidiary United Financial Corporation, had gross sales of $95 million and net redemptions of $2 million in April.

Fee-earning assets decreased slightly over the month to $76.2 billion, which consisted of assets under management of $58.5 billion and administered/other assets of $17.7 billion. Assets under management included investment fund assets at CI Investments and Assante of $57.3 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $16.3 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Additional information about CI's sales, assets and financial position can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL INC.
APRIL 30, 2006
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$571	$445	$126
CI money market	54	67	-13
TOTAL CI Investments	$625	$512	$113
TOTAL Assante Funds	$95	$97	-$2
TOTAL CI	$720	$609	$111

FEE-EARNING ASSETS	March 31/06 (millions)	April 30/06 (millions)	% Change
CI mutual/segregated funds	$47,827	$47,830	0.0
Assante funds	9,645	9,509	-1.4
	$57,472	$57,339	-0.2
Structured products/closed-end funds	1,131	1,132	0.1
TOTAL Assets Under Management	$58,603	$58,471	-0.2
CI administered/other assets	1,449	1,434	-1.0
Assante/IQON assets under administration (net of Assante funds)	16,267	16,267	0.0
TOTAL FEE-EARNING ASSETS	$76,319	$76,172	-0.2

AVERAGE ASSETS UNDER MANAGEMENT	March 31/06 (millions)	April 30/06 (millions)	% Change
Monthly	$57,663	$58,726	1.8
Quarter-to-date	$57,663	$58,186	0.9
Fiscal year-to-date	$53,251	$53,742	0.9

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2005 (millions)	Fiscal 2006 (millions)	% Change
Fiscal year average assets	$46,085	$53,742	16.6

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	285,680,519	Bank debt	$357
In-the-money options	7,615,568	Cash & marketable securities	(73)
Percentage of all options	100%	Net debt outstanding	$284
All options % of shares	2.7%	In-the-money stock comp. liability (net of tax)	$84
Dividend yield at $32.13	2.2%	Terminal redemption value of funds (est)	$774
		Quarter-to-date stock-based compensation*	$36

*Based on marked-to-market pre-tax stock-based compensation expense accrual from change in share price from last quarter-end ($28.00) to April 30, 2006 ($32.13).

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

CI Investments™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: DDJ.UN**

DDJ U.S. High Yield Fund announces approval of termination

TORONTO (May 2, 2006) – DDJ U.S. High Yield Fund (the "Fund") today announced that unitholders have approved giving CI Investments Inc. ("CI"), the Fund's trustee, the authority to terminate the Fund.

CI is taking this action because the Fund's diminished size means that it can no longer meet its investment objectives and can no longer be operated economically. CI intends to proceed as quickly as possible to complete the early settlement of the Fund's forward agreements and redeem the Fund's outstanding units in order to return the Fund's net assets to unitholders. CI intends to make payments in cash to unitholders during the week of May 15, 2006, but no later than May 31, 2006. Following the record date for the payment to unitholders, the Fund will be delisted from the Toronto Stock Exchange.

CI Investments Inc. is a wholly owned subsidiary of CI Financial Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $76.2 billion in fee-earning assets as of April 30, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer, Skylon Advisors Inc., and
Senior Vice-President, CI Investments Inc.
(416) 681-6568

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Inc. declares monthly dividend

TORONTO (May 16, 2006) – The Board of Directors of CI Financial Inc. today declared a monthly cash dividend of $0.06 per share payable on June 15, 2006 to common shareholders of record on June 1, 2006.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with fee-earning assets of approximately $76.2 billion at April 30, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.1458 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-convert.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.15625 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdl\skylon\distributions\2006\may06\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.0666 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-signature.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.1875 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-capital.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.1510 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-global.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.1510 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.05833 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending May 31, 2006

Toronto, May 17, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending May 31, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	May 31, 2006	June 14, 2006
Series B units	US$0.0417 per unit	May 31, 2006	June 14, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-intl.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending May 31, 2006

Toronto, May 17, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending May 31, 2006 of $0.0583 per unit payable on June 14, 2006 to unitholders of record as at May 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\ci\mdt\skylon\distributions\2006\may06\rel-skylon-yield-adv.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Inc. announces terms of proposed conversion into an income trust

TORONTO (May 18, 2006) – CI Financial Inc. ("CI") announced today that its Board of Directors has unanimously approved the terms for the conversion (the "Conversion") of CI into an income trust (the "Fund") by way of a plan of arrangement ("Arrangement").

Under the proposed structure, CI shareholders will be entitled to elect to receive in exchange for each of their CI shares (or shares of a single purpose company holding their CI shares), either:

- one unit of the Fund ("Unit"); or
- a combination of Class B limited partner units ("Exchangeable LP Units") of Canadian International LP and special voting units of the Fund and (possibly) Units.

The holders of Exchangeable LP Units will be entitled to vote at meetings of unitholders and, after January 1, 2007, to exchange their Exchangeable LP Units for Units on a one-for-one basis. The total number of Exchangeable LP Units that may be issued will be subject to a maximum. Sun Life Financial Inc. ("Sun Life"), the holder of approximately 35% of the issued and outstanding common shares of CI, will be afforded the right to receive Exchangeable LP Units in priority to other CI shareholders (the "Minority Shareholders").

A special committee of the Board of Directors of CI, consisting of independent directors, has concluded that the Arrangement is in the best interests of CI and its Minority Shareholders having regard to the preferential treatment afforded Sun Life. Genuity Capital Markets is acting as financial advisor to the Board of Directors on the proposed Arrangement and presented its Fairness Opinion in respect of the Arrangement to the Board. The Fairness Opinion provides that, as at the date hereof, and subject to the considerations and factors set out in the fairness opinion, the consideration to be received by Minority Shareholders upon the completion of the Arrangement is fair, from a financial point of view, to the Minority Shareholders.

Full details of the Conversion will be provided to shareholders upon the mailing of the information circular being prepared in connection with the Conversion.

The Conversion is subject to a number of approvals and consents, including, but not limited to, the approval of the Ontario Superior Court of Justice (the "Court"), the approval of the shareholders of CI and certain regulatory approvals as well as the receipt of a favourable tax ruling. CI will seek an interim order of the Court on May 25, 2006 for declarations and directions in relation to the plan of arrangement and the special meeting of shareholders to be held to consider the Conversion, including approval of a record date of May 23, 2006, a mailing date of May 31, 2006 and a shareholders' meeting date of June 22, 2006. CI management and Board members have agreed to vote in favour of the Arrangement. Sun Life also intends to vote in favour of the Arrangement provided that the final tax ruling received from the Canada Revenue Agency and the final form of the material contracts of the Fund are satisfactory to Sun Life.

If approved by the shareholders of CI, a final order approving the plan of arrangement for the Conversion will be sought and management currently anticipates that the Conversion will be completed on or about June 30, 2006. There can be no assurance at this time that all approvals and consents required or desirable to effect the Conversion will be obtained within that time-frame, or at all and, accordingly, there can be no assurance that the Conversion will be completed.

CI Financial Inc. (TSX:CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. In particular, as a conversion by CI to an income trust will be subject to and conditional upon, among other things, shareholder, regulatory and court approvals and third party consents, some or all of which conditions are beyond the control of CI, there can be no assurance that such a conversion will occur or will occur within a particular time-frame.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
Tel: (416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: DDJ.UN**

DDJ U.S. High Yield Fund announces redemption payments

TORONTO (May 24, 2006) – DDJ U.S. High Yield Fund (the "Fund") today announced the details of the payments resulting from its termination.

A final distribution of $0.082430 per unit will be paid on May 25, 2006, to unitholders of record on May 19, 2006.

All of the issued and outstanding units of the Fund have been called for redemption on May 25, 2006, other than the units held by its trustee, for a redemption price per unit equal to $8.6227 cash per unit.

Units of the Fund, which trade on the Toronto Stock Exchange under the symbol DDJ.UN, will be halted at the opening and delisted at the close of business on May 25, 2006.

As units of the Fund trade in the "book entry" system and no individual certificates were issued, unitholders are not required to take any action with respect to the redemption.

In a vote on May 2, 2006, unitholders of the Fund gave the trustee, CI Investments Inc., the authority to terminate the Fund because its diminished size meant that it could no longer meet its investment objectives.

CI Investments Inc. is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $76.2 billion in fee-earning assets as of April 30, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer, Skylon Advisors Inc., and
Senior Vice-President, CI Investments Inc.
(416) 681-6568

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces changes to its fund lineup

TORONTO (May 29, 2006) – CI Investments Inc. announced today a number of changes to its fund lineup, including name changes, a proposal to merge four funds, and a proposal to expand and clarify the investment objectives of Signature Dividend Fund.

"These changes are guided by our goal of enhancing the efficiency and appeal of our fund lineup," said Peter W. Anderson, President and Chief Executive Officer of CI Investments Inc. "Investors will benefit from a clearer set of investment choices."

First, CI is proposing to change the investment objectives of Signature Dividend Fund to allow it to invest primarily in dividend-paying common and preferred shares of Canadian companies, as well to invest in other common shares, fixed-income securities and income trusts, and foreign securities.

Currently, the fund invests a significant portion of its portfolio in preferred shares. However, the liquidity of the preferred share market and supply of new issues have decreased in recent years, diminishing the number of attractive investment opportunities in this sector. CI believes that revising the investment objectives will benefit unitholders by expanding the fund's universe of potential investments.

Second, as part of its ongoing efforts to streamline its lineup and reduce the number of funds with similar mandates, CI is proposing the following fund mergers:

- CI Explorer Fund into CI American Small Companies Fund and CI Explorer Corporate Class into CI American Small Companies Corporate Class. As part of this, CI Explorer Fund Insight Units will be merged into CI American Small Companies Fund Class F units. Both CI Explorer and CI American Small Companies funds are managed by Epoch Investment Partners, Inc. of New York and invest in North American small-cap companies, although CI Explorer Fund invests primarily in Canadian companies. As the Canadian small-cap market has limited size and liquidity, CI believes that investors in CI Explorer Fund will benefit from the merger into a fund with a broader set of investment opportunities, while retaining exposure to the small-cap asset class.

- CI Canadian Growth Portfolio into CI Global Balanced Portfolio.

- CI Canadian Maximum Growth Portfolio into CI Global Maximum Growth Portfolio.

In the case of both portfolio funds, the funds' investment objectives are substantially similar, although their overall asset allocations are different. (The portfolio funds invest in a number of other CI mutual funds to achieve a portfolio diversified by asset class, region and investment style.) The key difference is that the Canadian portfolios have target asset allocations of 65-70% in Canadian funds, versus 30-55% for the global portfolios. CI believes that investors will benefit from being merged into portfolios that have a higher foreign content and therefore are more diversified and efficient, especially since the high level of Canadian content is no longer necessary for registered plans with the elimination last year of the foreign content limits.

Special meetings of Signature Dividend Fund and of the funds to be merged will be held on or about July 27, 2006. If approved by unitholders, the changes will take effect July 31, 2006.

CI also is changing the names of the following mutual funds, effective June 30, 2006:

- Synergy Extreme Canadian Equity Fund will be renamed Synergy Focus Canadian Equity Fund.
- Synergy Extreme Global Equity Fund will be renamed Synergy Focus Global Equity Fund.
- CI Global Boomernomics Corporate Class will be renamed CI Global Balanced Corporate Class.

As a result of the changes announced today, a number of segregated funds will have new underlying funds and/or new names, as follows:

Current Name	**New Name**	**New Underlying Fund**
Clarica MVP Growth Fund	N/A	CI American Small Companies Fund
CI Explorer Segregated Fund (Legacy Fund)	CI American Small Companies Segregated Fund	CI American Small Companies Fund
Sun*Wise* CI Canadian Growth Portfolio*	Sun*Wise* Portfolio Series Balanced Growth Fund	CI Global Balanced Portfolio
Sun*Wise* CI Canadian Growth Portfolio**	Sun*Wise* Portfolio Series Summit Balanced Growth Fund	CI Global Balanced Portfolio
Sun*Wise* CI Canadian Maximum Growth Portfolio*	Sun*Wise* Portfolio Series Maximum Growth Fund	CI Global Maximum Growth Portfolio
Sun*Wise* CI Canadian Maximum Growth Portfolio**	Sun*Wise* Portfolio Series Summit Maximum Growth Fund	CI Global Maximum Growth Portfolio
CI Global Boomernomics Guaranteed Investment Fund	CI Global Balanced Corporate Class Guaranteed Investment Fund	N/A
Sun*Wise* CI Global Boomernomics Corporate Class	Sun*Wise* CI Global Balanced Corporate Class	N/A

* *Sun*Wise *contracts issued before December 2001*
** *Sun*Wise *contracts issued after December 2001*

Additional information on these proposals will be posted in the "What's New" section of the CI Investments website at www.ci.com.

CI Investments Inc. is a wholly owned subsidiary of CI Financial Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $76.2 billion in fee-earning assets as of April 30, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
416-364-1145

CI Investments™

2, rue Queen Est 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Placements CI annonce des changements à sa gamme de fonds

TORONTO (29 mai 2006) – CI Investments Inc. a annoncé aujourd'hui plusieurs changements apportés à sa gamme de fonds, y compris des changements de nom, la proposition de fusionner trois fonds, ainsi que l'initiative de concrétiser et d'élargir le mandat de placement du Fonds de dividendes Signature.

« Les changements sont motivés par notre désir d'améliorer l'efficience globale et l'attrait de notre gamme de fonds », a dit Peter W. Anderson, président et chef de la direction de CI Investments Inc. « Nos investisseurs bénéficieront d'une sélection de placements plus définie ».

Tout d'abord, CI propose de modifier les objectifs de placement du Fonds de dividendes Signature afin de le permettre d'investir principalement dans des actions ordinaires et privilégiées de sociétés canadiennes versant des dividendes et dans d'autres actions ordinaires et titres à revenu fixe, y compris les fiducies de revenus et des valeurs étrangères.

Actuellement, la plus grande répartition du portefeuille du Fonds est attribuée aux actions privilégiées. Compte tenu de la diminution de la liquidité du marché des actions privilégiées et du nombre restreint de nouveaux titres ces dernières années, il y a de moins en moins d'occasions de placement attrayants dans ce secteur. CI croit que la révision des objectifs de placement bénéficiera les porteurs de parts grâce à l'élargissement de l'univers de placements potentiels du Fonds.

Deuxièmement, CI s'efforce constamment de simplifier sa gamme de fonds et d'éliminer les chevauchements de mandats. Dans cette optique, nous prévoyons effectuer ces fusions :

- Le Fonds explorateur CI sera fusionné au Fonds américain de petites sociétés CI et la Catégorie de société explorateur CI à la Catégorie de société américaine de petites sociétés CI. En outre, les parts Prestige explorateur CI seront fusionnées avec les parts de la catégorie F du Fonds américain de petites sociétés CI. Bien que les deux fonds soient gérés par Epoch Investment Partners, Inc. de New York et investissent dans des sociétés à petite capitalisation, le Fonds explorateur CI privilégie les sociétés canadiennes alors que le Fonds américain de petites sociétés CI investit dans l'ensemble de l'Amérique du Nord. La taille du marché boursier canadien de petite capitalisation est restreinte et son flux de trésorerie peu florissant. CI croit donc que les porteurs de parts du Fonds explorateur CI bénéficieront de cette fusion grâce aux occasions de placement plus larges qu'offre le nouveau Fonds. Toutefois, le Fonds maintiendra une exposition aux titres de petite capitalisation.

- Le Portefeuille canadien de croissance CI sera fusionné avec le Portefeuille mondial équilibré CI.

- Le Portefeuille canadien de croissance maximale CI sera fusionné avec le Portefeuille mondial de croissance maximale CI.

Les objectifs de placement des deux fonds Portefeuille sont essentiellement semblables. La différence réside dans leur répartition d'actif. (Les portefeuilles de fonds investissent dans plusieurs autres fonds communs de placement CI afin d'obtenir un portefeuille diversifié par catégorie d'actif, région géographique et style de placement). La principale différence est que les portefeuilles canadiens placent 65 % à 70 % de leur actif dans des fonds canadiens par rapport à la répartition de 30 % à 55 % des portefeuilles mondiaux. CI croit que les investisseurs bénéficieront des fusions aux portefeuilles comportant un contenu étranger plus élevé. Ces portefeuilles sont plus efficaces et diversifiés, compte tenu du fait que, suite à l'abolition de la limite de contenu étranger l'année dernière, les comptes enregistrés n'exigent plus un contenu canadien élevé.

Des réunions spéciales au sujet du Fonds de dividendes Signature et des fonds qui seront fusionnés auront lieu vers le 27 juillet 2006. S'ils sont approuvés par les porteurs de parts, les changements entreront en vigueur vers le 31 juillet 2006.

À compter du 30 juin 2006, les noms de ces fonds communs de placement seront modifiés :

- Le Fonds extrême d'actions canadiennes Synergy deviendra le Fonds d'actions canadiennes privilégiées Synergy.
- Le Fonds extrême d'actions mondiales Synergy deviendra le Fonds d'actions mondiales privilégiées Synergy.
- La Catégorie de société économie démographique mondiale CI deviendra la Catégorie de société mondiale équilibrée CI.

Suite aux changements annoncés aujourd'hui, plusieurs fonds distincts investiront dans de nouveaux fonds sous-jacents et(ou) changeront de nom. Voici les changements de nom :

Nom actuel	**Nouveau nom**	**Nouveau fonds sous-jacent**
Fonds de croissance PDG Clarica	N/D	Fonds américain de petites sociétés CI
Fonds distinct explorateur CI (Fonds Héritage)	Fonds distinct américain de petites sociétés CI	Fonds américain de petites sociétés CI
Portefeuille canadien de croissance CI Sun*Wise**	Série Portefeuilles croissance équilibrée Sun*Wise*	Portefeuille mondial équilibré CI
Portefeuille canadien de croissance CI Sun*Wise***	Série Portefeuilles croissance équilibrée Sommet Sun*Wise*	Portefeuille mondial équilibré CI
Portefeuille canadien de croissance maximale CI Sun*Wise**	Série Portefeuilles croissance maximale Sun*Wise*	Portefeuille mondial de croissance maximale CI
Portefeuille canadien de croissance maximale CI Sun*Wise***	Série Portefeuilles croissance maximale Sommet Sun*Wise*	Portefeuille mondial de croissance maximale CI
Fonds de placement garanti économie démographique mondiale CI	Fonds de placement garanti catégorie de société économie démographique mondiale CI	N/D
Catégorie de société économie démographique mondiale CI SunWise	Catégorie de société mondiale équilibrée CI Sun*Wise*	N/D

* *Contrats Sun*Wise *émis avant décembre 2001*
** *Contrats Sun*Wise *émis après décembre 2001*

Des détails supplémentaires au sujet de ces propositions seront affichés sous la rubrique « Quoi de neuf » sur le site Web de Placements CI à l'adresse www.ci.com.

CI Investments Inc. est une filiale en propriété exclusive de CI Financial Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 76,2 milliards de dollars au 30 avril 2006. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Inc. confirms mailing of Information Circular relating to proposed conversion into an income trust

TORONTO (May 31, 2006) – CI Financial Inc. ("CI") announced today that it has completed the mailing of a Notice and Management Information Circular for the special meeting of shareholders of CI to be held on June 22, 2006 at 10:00 a.m. (Toronto time) to consider and approve the conversion of CI into an income trust by way of a plan of arrangement (the "Arrangement").

Following completion of the Arrangement, CI currently anticipates that the monthly rate of distribution will be initially set between $0.16 and $0.17 per unit or exchangeable LP unit, as the case may be, and that the initial distribution will be payable on or about July 15, 2006.

The text of the Information Circular is available at www.ci.com under "What's New".

CI Financial Inc. (TSX:CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and CI Financial Income Fund, including their business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. In particular, as a conversion by CI to an income trust will be subject to and conditional upon, among other things, shareholder, regulatory and court approvals, third party consents and receipt of a tax ruling, some or all of which conditions are beyond the control of CI, there can be no assurance that such a conversion will occur or will occur within a particular time-frame.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
Tel: (416) 364-1145

82-4994



CI FINANCIAL INC.

NOTICE
AND
MANAGEMENT INFORMATION CIRCULAR
FOR A
SPECIAL MEETING OF SHAREHOLDERS
TO CONSIDER
A PLAN OF ARRANGEMENT
TO CREATE
CI FINANCIAL INCOME FUND

THIS BOOKLET CONTAINS IMPORTANT INFORMATION FOR SHAREHOLDERS

CI FINANCIAL INC.

SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

- details of the matters to be voted upon at the special meeting (the "**Meeting**") of holders ("**Shareholders**") of common shares ("**CI Shares**") of CI Financial Inc. ("**CI Financial**"); and
- how to exercise your vote.

THIS BOOKLET CONTAINS:

- a letter from William T. Holland, the Chief Executive Officer and a director of CI Financial;
- a notice of special meeting of shareholders (the "**Notice of Meeting**");
- an information circular (the "**Information Circular**");
- a form of proxy (printed on blue paper) (a "**Form of Proxy**") that you may use to vote your CI Shares without attending the Meeting; and
- a letter of transmittal and election form (printed on yellow paper).

The Information Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the management of CI Financial for use at the Meeting to be held on June 22, 2006.

At the Meeting, Shareholders will be asked to consider and vote upon a proposed reorganization of CI Financial pursuant to a plan of arrangement (the "**Arrangement**"). The purpose of the Arrangement is to convert CI Financial from a corporate entity into an income trust (the "**Fund**") that will own indirectly all of CI Financial's existing business.

Your presence at the Meeting, or your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

PLEASE NOTE: A Form of Proxy is enclosed with this booklet. This Form of Proxy may be used to vote your CI Shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found on page 98 of the Information Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

PLEASE NOTE: If your CI Shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "**Intermediary**"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

May 26, 2006

Dear Shareholders:

You are invited to attend the special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**CI Shares**") of CI Financial Inc. ("**CI Financial**") to be held at our head office, located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, on June 22, 2006 at 10:00 a.m. (Toronto time).

At the Meeting, Shareholders will be asked to consider and vote upon a proposed reorganization of CI Financial pursuant to a plan of arrangement (the "**Arrangement**"). The purpose of the Arrangement is to convert CI Financial from a corporate entity into an income trust (the "**Fund**") that will own indirectly all of CI Financial's existing business and, like other income trusts, will make regular monthly distributions of its available cash to holders of units of the Fund ("**Units**").

Some of the reasons considered for converting CI Financial to an income trust are:

- Both management and the board of directors of CI Financial believes that values in the market for businesses with stable, predictable cash flows are often significantly superior when businesses are owned by investors through an income trust that is committed to distributing substantially all of its cash flow to securityholders, rather than directly through ownership of shares of a corporation that retains its cash flow;

- It is anticipated that the combined value of distributions plus the market value of the Units will be greater than the combined value of dividends that could otherwise be paid on the CI Shares plus the market value of the CI Shares;

- The conversion of CI Financial into an income trust is expected to attract new investors and provide, in the aggregate, a more active and liquid market for the Units than exists for the CI Shares;

- It is anticipated that an income trust structure will both facilitate future growth of CI Financial, through greater access to capital fund growth, and enhance Unitholder value; and

- It is anticipated that the cash distributions to Unitholders will provide an attractive return to Unitholders.

Pursuant to the terms of the Arrangement and subject to the limitations described below, Shareholders will be entitled to elect to receive, in exchange for their CI Shares, either:

- Units, on the basis of one Unit for each CI Share; or

- Class B limited partner units ("**Exchangeable LP Units**") of Canadian International LP ("**CI Public Partnership**"), and special voting units ("**Special Voting Units**") of the Fund and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will equal the number of CI Shares held.

The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited (the "**Maximum Number of Exchangeable LP Units**"). In exercising its discretion to fix the Maximum Number of Exchangeable LP Units, the board of directors of CI Financial intends to maximize the availability of Exchangeable LP Units having regard to the circumstances in a manner which, in the opinion of the board of directors, minimizes potential adverse consequences to the Fund, and its subsidiaries and affiliates. In determining the Maximum Number of Exchangeable LP Units, the board of

directors of CI Financial will take into consideration, among other things, the market value of CI Shares at the effective time of the Arrangement, the number of Shareholders not electing Exchangeable LP Units and the amount of internal indebtedness incurred under the Arrangement. There can be no assurance that any Shareholder who elects to receive Exchangeable LP Units, other than Sun Life, will receive any Exchangeable LP Units. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: (i) first, Sun Life Financial Inc. ("**Sun Life**") will be entitled to that number of the Exchangeable LP Units which it has elected to receive, and (ii) the remaining available Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: the total number of the remaining Exchangeable LP Units available divided by the total number of Exchangeable LP Units elected by electing Shareholders other than Sun Life multiplied by the number of Exchangeable LP Units elected by the particular electing Shareholder. The balance of the consideration received by electing Shareholders will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of CI Financial will have the discretion to require electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their CI Shares, as set out in the letter of transmittal and election form. Certain Shareholders, including (among others) non-resident and tax-exempt shareholders, will not be eligible to receive Exchangeable LP Units. The board of directors of CI Financial, after taking into consideration its current estimate of the number of Shareholders who will elect to receive Exchangeable LP Units and current market conditions, among other things, anticipates that the Maximum Number of Exchangeable LP Units will be between 50% and 60% of the outstanding CI Shares.

Holders of Exchangeable LP Units will also receive Special Voting Units. The Special Voting Units will each entitle the holder to one vote at meetings of Unitholders of the Fund. Holders of Exchangeable LP Units will be entitled to exchange such units for Units at the holder's option on a one for-one basis at any time on or after January 1, 2007 (or such earlier time consented to by the board of directors of CI Public Partnership). The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of the holder thereof. Shareholders who do not complete and deliver the enclosed letter of transmittal and election form (printed on yellow paper) in accordance with the instructions set out in the accompanying information circular will be deemed to have elected to transfer each of their CI Shares to the Fund in consideration for one Unit.

Holders of CI Shares at the Meeting must approve by both (i) a majority of the votes cast not including Sun Life and Shareholders who are related parties of Sun Life, and (ii) two-thirds of the votes cast, in person or by proxy, the resolution approving the Arrangement. The Arrangement is also subject to the approval of the Ontario Superior Court of Justice and certain other conditions (including various regulatory approvals).

CI Financial has been advised by Sun Life that it intends to vote in favour of the Arrangement provided that the final tax ruling received from the Canada Revenue Agency and the final form of the material contracts of the Fund Group relating to the Arrangement are satisfactory to Sun Life.

Genuity Capital Markets has provided the board of directors of CI Financial with an opinion (the "**Fairness Opinion**") that the consideration to be received by Shareholders (other than Sun Life) upon completion of the Arrangement is fair from a financial point of view, to such Shareholders. CI Financial's board of directors, based on its own investigations, including its consideration of the recommendations of an independent special committee of the board of directors of CI Financial formed for the purpose of considering the Arrangement on behalf of CI Financial and Shareholders (other than Sun Life) and of the Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable, and in the best interests of Shareholders, and recommends that Shareholders vote in favour of the Arrangement. The directors and senior officers of CI Financial and its Material Subsidiaries, who own,

directly or indirectly, or exercise control or direction over, approximately 13.5% of the outstanding CI Shares, have indicated that they intend to vote in favour of the Arrangement.

The accompanying information circular provides a detailed description of the Arrangement, including information regarding the Fund and the full text of the Arrangement Agreement. Please give this material your careful consideration. If you require assistance, consult your financial, tax or other professional advisors.

If you are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy in accordance with the instructions set out in the accompanying information circular so that your CI Shares can be voted at the Meeting.

On behalf of the board of directors, management and the employees of CI Financial, I would like to thank you for your continued support of CI Financial.

Yours very truly,



William T. Holland
Chief Executive Officer and Director

CI FINANCIAL INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on June 22, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares (the "**CI Shares**") of CI Financial Inc. ("**CI Financial**") will be held at the head office of CI Financial located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario on June 22, 2006 at 10:00 a.m. (Toronto time) for the following purposes:

(i) to consider, pursuant to an order (the "**Interim Order**") of the Ontario Superior Court of Justice dated May 25, 2006, and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in Appendix "C" to the accompanying information circular, approving a plan of arrangement (the "**Arrangement**") under Section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") involving CI Financial and its Shareholders, providing for the creation of CI Financial Income Fund; and

(ii) to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Additional details concerning the matters to be put before the Meeting are set forth in the accompanying information circular, which Shareholders are encouraged to read in its entirety. Only holders of record of CI Shares at the close of business on May 23, 2006 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired CI Shares subsequent to such date will be entitled to vote such CI Shares, instead of the holder of record on May 23, 2006, upon making a written request, not later than 10 days preceding the date of the Meeting to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, to be included on the list of Shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such CI Shares.

Pursuant to the Interim Order and Section 185 of the OBCA (as modified by the Interim Order), holders of CI Shares have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their CI Shares in accordance with the Interim Order and Section 185 of the OBCA (as modified by the Interim Order). This right of dissent is described in the accompanying information circular. Failure to comply strictly with the dissent procedures set out in the accompanying information circular may result in the loss or unavailability of any right of dissent. Beneficial owners of CI Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that **ONLY THE REGISTERED OWNER OF CI SHARES IS ENTITLED TO EXERCISE RIGHTS OF DISSENT**.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed Form of Proxy and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile to 1 (866) 249 7775 or (416) 263 9524, Attention: Proxy Department. In order to be valid for use at the Meeting, proxies must be received by June 21, 2006 at or prior to 5:00 p.m. (Toronto time) on the last day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the date of the Meeting or any adjournment(s) or postponement(s) of the Meeting.

Further information with respect to voting by proxy is included in the accompanying information circular.

BY ORDER OF THE BOARD OF DIRECTORS



William T. Holland
Chief Executive Officer and Director

Toronto, Ontario
May 26, 2006

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

LETTER OF TRANSMITTAL AND ELECTION FORM

to accompany certificates for
Common Shares of

CI FINANCIAL INC.

Please carefully review the instructions before completing this Letter of Transmittal and Election Form. Computershare Investor Services Inc., your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal and Election Form.

The Instructions and Rules set out below should be read carefully before this Letter of Transmittal and Election Form is completed.

This Letter of Transmittal and Election Form is for use by holders (the "**Shareholders**") of common shares (the "**Shares**") of CI Financial Inc. (the "**Corporation**") in connection with the proposed arrangement (the "**Arrangement**") under Section 182 of the *Business Corporations Act* (Ontario) that is being submitted for approval at the special meeting (the "**Meeting**") of Shareholders to be held on Thursday, June 22, 2006 at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. Shareholders are referred to the management proxy circular of the Corporation dated May 26, 2006 (the "**Circular**") that accompanies this Letter of Transmittal and Election Form. **Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the respective meanings set out in the Circular.**

This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documentation, must accompany all certificate(s) representing Shares deposited for exchange pursuant to the Arrangement and must be delivered in person or by courier or sent by registered mail to the depositary, Computershare Investor Services Inc. (the "**Depositary**"), at the addresses set forth on the back page of this Letter of Transmittal and Election Form. The Depositary or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal and Election Form. Additional forms are available by contacting the Depositary.

This Letter of Transmittal and Election Form, properly completed and executed, together with all other required documents, must accompany all certificates representing Shares deposited for exchange pursuant to the Arrangement and must be delivered in accordance with the terms of delivery herein by 5:00 p.m. (Toronto time) on June 20, 2006 (being the second last Business Day immediately preceding the date of the Meeting) or if such Meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting (the "Election Deadline").

Election

A Shareholder may elect to exchange his, her or its Shares for:

(i) units (the "**Units**") of CI Financial Income Fund (the "**Fund**") on the basis of one Unit for each Share; and/or

(ii) if the Shareholder is not an Excluded Shareholder (as defined below), subject to compliance with the Instructions and Rules (set out below), Class B limited partnership units (the "**Exchangeable LP Units**") of Canadian International LP (the "**CI Public Partnership**"), together with the Ancillary Rights (as defined in the Circular) associated therewith and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units will equal the number of Shares transferred. An "**Excluded Shareholder**" means a Shareholder that is: (i) a non-resident of Canada (a "**Non-Resident**") for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"); (ii) generally exempt from tax under Part I of the Tax Act (including trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans); (iii) a partnership; or (iv) a Shareholder that would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act. The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited (the "**Maximum Number**"). The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. In exercising its discretion to fix the Maximum Number, the board

of directors of the Corporation intends to maximize the availability of Exchangeable LP Units having regard to the circumstances in a manner which, in the opinion of the board of directors, minimizes potential adverse consequences to the Fund, and its subsidiaries and affiliates. In determining the Maximum Number, the board of directors of the Corporation will take into consideration, among other things, the market value of Shares at the effective time of the Arrangement, the number of Shareholders not electing Exchangeable LP Units and the amount of internal indebtedness incurred under the Arrangement. There can be no assurance that any Shareholder, other than Sun Life Financial Inc. ("**Sun Life**"), will receive any Exchangeable LP Units. If the total number of Exchangeable LP Units elected is greater than the Maximum Number, Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: (i) first, Sun Life will be entitled to that number of the Exchangeable LP Units which it has elected to receive, and (ii) the remaining available Exchangeable LP Units will be allocated *pro rata* in accordance with the following formula: the total number of the remaining Exchangeable LP Units available divided by the total number of Exchangeable LP Units properly elected by Shareholders (other than Sun Life) multiplied by the number of Exchangeable LP Units properly elected by a particular Shareholder. The balance of the consideration received by a particular Shareholder will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of the Corporation will have the discretion to require Shareholders who have properly elected to receive Exchangeable LP Units (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their Shares, as set out in this Letter of Transmittal and Election Form. The board of directors of the Corporation, after taking into consideration its current estimate of the number of Shareholders who will properly elect to receive Exchangeable LP Units and current market conditions, among other things, anticipates that the Maximum Number will be between 50% and 60% of the outstanding Shares.

For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies (provided a tax election is properly made in accordance with the Tax Act and any applicable provincial tax legislation, as described below). **The use of an election to receive Exchangeable LP Units is complicated and may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. The Corporation provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units.** Shareholders who are considering receiving Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. **Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including but not limited to: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI Financial General Partner Corp. ("CI General Partner"). The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of the holder. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. Holders of Exchangeable LP Units will be issued Special Voting Units of the Fund that will each entitle the holder to one vote at meetings of Unitholders of the Fund.**

Shareholders who do not either: (i) validly deposit with the Depositary, at one of the addresses set forth on the back page hereof, a duly completed Letter of Transmittal and Election Form on or before the Election Deadline; or (ii) fully comply with the requirements of this Letter of Transmittal and Election Form and the Instructions and Rules contained herein in respect of the election to receive Exchangeable LP Units, will be deemed to have elected to receive only Units for their CI Shares.

Regardless of which election outlined above is selected, all Shareholders should complete and execute this Letter of Transmittal and Election Form, select an election and deliver this Letter of Transmittal and Election Form, together with all certificates representing the Shares to be exchanged, to Computershare Investor Services Inc. at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form as soon as possible, and in any event, prior to the Election Deadline.

Tax Election

As described in detail in the Circular, for eligible Shareholders that elect to receive Exchangeable LP Units, CI General Partner will make the necessary joint tax elections with such Shareholders. However, neither CI General Partner nor CI Public Partnership will be responsible for the proper completion or filing of any tax election and the

electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. CI General Partner and CI Public Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder provided the Depositary receives the Letter of Transmittal and Election Form by the Election Deadline and any such tax election is received by CI Public Partnership within 60 days following the effective date of the Arrangement. See "Description of CI Public Partnership – Exchangeable Partnership Units", "Description of CI Public Partnership – Transfer of Partnership Units" and "Canadian Federal Income Tax Considerations" in the Circular. **The completion of an election is complicated and eligible Shareholders should consult their own legal and tax advisors in order to properly complete a tax election in the appropriate circumstances.**

TO: **CI FINANCIAL INC.**
AND TO: **CI FINANCIAL INCOME FUND**
AND TO: **CANADIAN INTERNATIONAL LP**
AND TO: **CI FINANCIAL GENERAL PARTNER CORP.**
AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., at either of its addresses set out below**

PART 1
SHARES TRANSMITTED

The undersigned hereby delivers, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) for Shares, details of which are as follows:

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Shares [1]
	TOTAL	

[1] Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed deposited.

(If space is insufficient, please attach a separate list in the above form)

PART 2
ELECTION BY SHAREHOLDERS

MAKE ONE OF THE FOLLOWING ELECTIONS

If you fail to make an election below, or the election fails to comply with the other requirements of such election, prior to the Election Deadline, you will be deemed to have elected to receive Units in exchange for the Shares deposited hereunder and you will not be entitled to receive any Exchangeable LP Units.

OPTION 1 – ELECTION TO RECEIVE UNITS

☐ *Please check this box if you wish to receive Units from the Fund in exchange for all of your Shares. Each Share is exchangeable for one Unit.*

The undersigned hereby elects to exchange all of his, her or its Shares deposited hereunder for Units upon completion of the Arrangement. *(Please check this box if you wish to exchange all of your Shares for Units. Each Share is exchangeable for one Unit).*

– OR –

OPTION 2 – ELECTION TO RECEIVE EXCHANGEABLE LP UNITS (ONLY FOR SHAREHOLDERS OTHER THAN EXCLUDED SHAREHOLDERS)

☐ *Please check this box if you wish to receive Exchangeable LP Units and (possibly) Units from CI Public Partnership in exchange for your Shares. The aggregate number of Exchangeable LP Units and Units must equal the number of Shares exchanged.*

The undersigned hereby elects to exchange its Shares for ____________________ *(insert number)* Exchangeable LP Units (and related Ancillary Rights) and ____________________ *(insert number)* Units, upon completion of the Arrangement. **The aggregate number of Exchangeable LP Units and Units must equal the number of Shares exchanged.** *Please check the box above if you wish to receive Exchangeable LP Units (and insert in the spaces provided the number of Exchangeable LP Units and Units (if any) requested).*

Indicate in the space provided above the number of Exchangeable LP Units you elect to receive. This number may be equal to or less than the total number of Shares held by you. You acknowledge that in the event that the total number of Exchangeable LP Units elected by all Shareholders exceeds the Maximum Number, the number of Exchangeable LP Units to be received by you will be determined based on the proportion that the Exchangeable LP Units elected by you (as inserted above) bears to the total number of Exchangeable LP Units elected by all Shareholders (other than Sun Life), subject to the discretion of the board of directors of the Corporation to require Electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their Shares, as set out in this Letter of Transmittal and Election Form.

If you do not elect to exchange all of your Shares for Exchangeable LP Units, or if you receive a lesser number of Exchangeable LP Units by reason of the allocation principles as described above, the balance of the consideration will be satisfied with Units.

Electing Shareholders who receive Units will also be entitled to designate that a portion of their Shares will be transferred only for Exchangeable LP Units (and related Ancillary Rights), and the remainder of their Shares will be transferred only for Units (in the order set out in such designation). Please note on this form should you wish to so designate.

BY ELECTING THIS OPTION, THE UNDERSIGNED HEREBY ACKNOWLEDGES THAT THE UNDERSIGNED UNDERSTANDS THE TRANSFER RESTRICTIONS AND LIMITATIONS ASSOCIATED WITH EXCHANGEABLE LP UNITS AND THE POTENTIAL FOR ADVERSE TAX AND OTHER CONSEQUENCES TO ACQUIRING, HOLDING AND DISPOSING OF EXCHANGEABLE LP UNITS. THE UNDERSIGNED FURTHER ACKNOWLEDGES THAT THE CORPORATION PROVIDES NO REPRESENTATION OR ADVICE AS TO THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF EXCHANGEABLE LP UNITS.

***Note*: All requested information in items (1), (3) and (4) below must be provided in order for an election to receive Exchangeable LP Units to be valid. If any information is not provided prior to the Election Deadline, or is considered to be incomplete, you will be deemed to have elected to transfer your Shares to the Fund and receive Units only.**

(1) Excluded Shareholder Status

☐ Please check this box if you are **not** an Excluded Shareholder (as defined herein and in the Circular)

(2) Tax Election Package

☐ Please check this box if you require a federal tax election package to be provided to you by the Depositary

Note: Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. CI General Partner, on behalf of CI Public Partnership, will make the necessary joint tax election with electing Shareholders. However, neither CI General Partner nor CI Public Partnership will be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. CI General Partner and CI Public Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder provided the Depositary receives the Letter of Transmittal and Election Form by the Election Deadline and any such tax election is received by CI Public Partnership within 60 days following the effective date.

(3) Adjusted Cost Base

The adjusted cost base of the undersigned's Shares (on a per share basis) for income tax purposes is: $_________________________ per Share.

(4) Elected Amount For Tax Elections to be Filed

The undersigned's elected amount (on a per share basis) for tax election purposes in relation to an exchange of Shares for consideration which includes Exchangeable LP Units will be $_________________________ per Share. (This amount cannot be less than the adjusted cost base indicated in Section 3 above.)

Note: Any tax election form to be submitted by the undersigned may not contain an elected amount which differs from the elected amount indicated above.

PART 3
RESIDENCY STATUS

By execution of this Letter of Transmittal and Election Form, you hereby represent and warrant that, for the purposes of the Tax Act, you are an individual, trust or corporation which is (***please check appropriate box***):

☐ **not** a Non-Resident for Canadian income tax purposes

- OR -

☐ a Non-Resident for Canadian income tax purposes

Shareholders that are Non-Residents, indicate country of residence: ______________________________

Note: A Shareholder which is a partnership that has any Non-Resident partner(s) should represent and warrant above that it is "a Non-Resident for Canadian income tax purposes".

PART 4
EXCHANGEABLE LP UNIT ELECTION

Parts 4 of this Letter of Transmittal and Election Form applies only to eligible Shareholders who elect to receive Exchangeable LP Units.

Conditions, Acknowledgements and Covenants

Any Shareholder who elects to receive a number of Exchangeable LP Units which is more than its share of the Maximum Number (as determined by the principles of allocation described above) will be deemed to have elected to receive only its share of the Maximum Number of Exchangeable LP Units (and the Ancillary Rights associated therewith) and the balance of the consideration will be satisfied with Units.

Shareholders that are Excluded Shareholders may not receive Exchangeable LP Units under any circumstances. **A Shareholder who is an Excluded Shareholder regardless of whether or not he, she or it properly completes and signs this Letter of Transmittal and Election Form and delivers it before the Election Deadline will be deemed, and be treated as having chosen, to receive Units in respect of all of his, her or its Shares and the issuance of any Exchangeable LP Units (and the Ancillary Rights associated therewith) to such a Person will be cancelled and be deemed to be void *ab initio*.**

The undersigned acknowledges that a holder of Exchangeable LP Units may not be a Person that is an "Excluded Person". For these purposes, an "**Excluded Person**" is a Person that: (i) is a Non-Resident; (ii) is generally exempt from tax under Part I of the Tax Act (including trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans); (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of Tax Act. **The undersigned covenants, agrees and undertakes to immediately notify CI General Partner if the undersigned becomes an Excluded Person (and hereby acknowledges that the Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI General Partner). The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of their holder. The undersigned hereby acknowledges its understanding that CI Public Partnership's limited partnership agreement (the "Partnership Agreement") provides CI Public Partnership and CI General Partner with certain rights that may result in adverse consequences to the undersigned in the event that the undersigned becomes an Excluded Person.** In general terms, the Partnership Agreement provides that a holder of the Exchangeable LP Units that contravenes the foregoing restrictions shall be deemed to have ceased to be a limited partner of the Partnership with effect immediately before the date of contravention and to have exchanged such holder's Exchangeable LP Units into the applicable number of Units at that time. Any such holder will not be entitled to any distributions on the Exchangeable LP Units from or after the date of contravention and will be required to refund to CI Public Partnership any such distributions received on or after the date of contravention. The description of the rights available to CI Public Partnership and CI General Partner upon a contravention of the foregoing restrictions is not complete and reference should be made to the complete text of the Partnership Agreement.

By checking the applicable box in Option 2, paragraph (2) above to receive a tax election package from the Depositary, the undersigned: (i) thereby requests a tax election package; (ii) represents that the undersigned is not an Excluded Shareholder (as defined herein and in the Circular); and (iii) acknowledges that none of the addressees above or any other member of the Fund Group (A) has made any representation as to the tax or other consequences of utilizing this election, and (B) bears any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this tax election or for the timely filing of such form (including late filing penalties). With the exception of their execution by CI General Partner, compliance with the requirements for valid tax elections will be the sole responsibility of the Shareholder making the elections. Accordingly, CI Public Partnership, CI General Partner, the Fund, the Corporation and the Depositary will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of a Shareholder to properly complete any election or properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial or territorial tax legislation). In order for a Shareholder to be entitled to have CI General Partner execute any tax election form, such form must be received by CI Public Partnership within 60 days of the effective date of the Arrangement.

The undersigned covenants, agrees and undertakes to immediately notify CI General Partner if the undersigned becomes a "financial institution" under the Tax Act. The undersigned hereby acknowledges its understanding that the Partnership Agreement provides CI Public Partnership and CI General Partner with certain rights that may result in adverse consequences to the undersigned in the event that the undersigned is or becomes a "financial institution" under the Tax Act and "financial institutions" under the Tax Act are determined to hold partnership units of C1 Public Partnership which represent more than 50% of the aggregate fair market value of all C1 Public Partnership partnership units. In general terms, under the Partnership Agreement, in the event that CI General Partner determines that Persons who are "financial institutions" under the Tax Act hold partnership units of CI Public Partnership which represent more than 50% of the aggregate fair market value of all CI Public Partnership partnership units, each Person who is a "financial institution" (other than Sun Life) may be required to exchange such number of Exchangeable LP Units, *pro rata*, as is required so that the fair market value of Exchangeable LP Units held by them, together with the Exchangeable LP Units held by Sun Life, represents 49% of the aggregate fair market value of all partnership units of CI Public Partnership, and to have exchanged such Exchangeable LP Units into the applicable number of Units.

The undersigned acknowledges that it is the intention of CI Public Partnership, in creating the Exchangeable LP Units, to have the economic attributes associated with the Exchangeable LP Units be, as nearly as practicable, equivalent to those of Units. The undersigned acknowledges and understands that the Exchangeable LP Units may not be appropriate for all Shareholders, including the undersigned, and that certain tax and other consequences are associated with electing to receive Exchangeable LP Units. The undersigned further acknowledges that none of the Corporation, the Fund, CI Public Partnership, any member of the Fund Group or any of their respective trustees, directors, officers, employees, agents or representatives has any responsibility or liability for the completeness, accuracy or filing of any tax election form or information.

Power of Attorney

Upon electing to receive Exchangeable LP Units, the undersigned hereby irrevocably nominates, constitutes and appoints CI General Partner, with full power of substitution, as its true and lawful attorney and agent, both before and after dissolution of CI Public Partnership, each with full power and authority in its name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make, record and file when, as and where required or appropriate, any and all of the following:

(a) the Partnership Agreement and the Exchange Agreement and counterparts thereof, and all documents and instruments necessary or appropriate to form, qualify or continue the qualification of CI Public Partnership as a valid and subsisting limited partnership in any jurisdiction where CI Public Partnership may carry on business or own or lease property in order to establish or maintain the limited liability of the limited partners and to comply with the applicable laws of any such jurisdiction;

(b) all instruments and certificates necessary to reflect any amendments to the Partnership Agreement or the certificate of limited partnership or the Exchange Agreement which are approved pursuant to the terms of the Partnership Agreement or the Exchange Agreement, as applicable;

(c) all instruments and certificates necessary to effect the realization or the seizure of any limited partner's Exchangeable LP Unit certificate, including but not limited to any certificate of transfer;

(d) all conveyances and other instruments necessary to effect the dissolution and termination of CI Public Partnership, including cancellation of any unit certificates and the signing of any elections under subsection 98(3) of the Tax Act, as may be amended or reenacted from time to time, and any analogous provincial legislation;

(e) such documents on behalf of and in the name of CI Public Partnership and for the limited partners as may be necessary to give effect to the purpose of CI Public Partnership or the Exchange Agreement as described in the Partnership Agreement or the Exchange Agreement, as applicable;

(f) all instruments, deeds, agreements or documents executed by CI General Partner in carrying on the business of CI Public Partnership as authorized in the Partnership Agreement, including those necessary to purchase, sell, or hold the assets of CI Public Partnership;

(g) all applications, elections, determinations, objections, notices of objection or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or province therein or of any other jurisdiction in respect of the affairs of CI Public Partnership or of a partner's interest in CI Public Partnership, including all applications, elections, determinations, objections or designations under the Tax Act (including any elections under subsection 85(2) or subsection 97(2) of the Tax Act) or other legislation or similar laws of Canada or of any other jurisdiction with respect to any other governmental credit, grant or benefit, the sale or transfer of any assets by or to CI Public Partnership, the distribution of the assets of CI Public Partnership, or the dissolution and termination of CI Public Partnership;

(h) any instrument or document which may be required to effect the continuation of CI Public Partnership, or the admission of an additional or substitute partner; and

(i) any instrument or document required or appropriate to be filed with any governmental body or authority respecting the business or property of CI Public Partnership, the assets of CI Public Partnership or the Partnership Agreement.

By exchanging Shares for Exchangeable LP Units or accepting transfer of an Exchangeable LP Unit or accepting assignment of the interest of a limited partner as the beneficial owner or holder of an Exchangeable LP Unit, each limited partner acknowledges and agrees that it has given such power of attorney and will ratify any and all actions taken by CI General Partner pursuant to such power of attorney and, if required by CI General Partner, the undersigned will execute any document, agreement, instrument, election or application reasonably required to give effect to any matter referred to above.

The power of attorney granted herein is irrevocable, given for consideration and is a power coupled with an interest. The power of attorney granted herein shall continue despite any mental incompetence of the undersigned, shall survive the death or disability of the undersigned and shall survive the transfer or assignment by the undersigned, to the extent of the obligations of a limited partner under the Partnership Agreement and the Exchange Agreement, of the whole or any part of the interest of the undersigned in CI Public Partnership, extends to heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the limited partner, and may be exercised by CI General Partner on behalf of each limited partner in executing any instrument by a facsimile signature or by listing all of the limited partners and executing such instrument with a single signature as attorney and agent for all of them. The undersigned agrees to be bound by any representations or actions made or taken by CI General Partner pursuant to this power of attorney and thereby waives any and all defences which may be available to contest, negate or disaffirm the action of CI General Partner taken in good faith under this power of attorney. The undersigned declares that these powers of attorney may be exercised during any legal incapacity or mental infirmity on his, her, or its part. This power of attorney shall continue in respect of CI General Partner so long as it is the general partner of CI Public Partnership, and shall terminate thereafter, but shall continue in respect of a new general partner as if the new general partner were the original attorney.

PART 5
GENERAL

The undersigned, by execution of this Letter of Transmittal and Election Form, hereby covenants, represents and warrants that: (i) the undersigned, or the Person on whose behalf the enclosed certificate(s) for Shares are being surrendered, has good title to and is the beneficial owner of the Shares represented by the share certificate(s) indicated in the table in Part 1 above; (ii) such Shares are held by the undersigned, or by such Person, free and clear of all mortgages, liens, restrictions, charges, encumbrances, pledges, hypothecations, security interests, claims, equities, adverse interests and rights of others whatsoever; (iii) the undersigned is a Non-Resident or not a Non-Resident as indicated by the undersigned in Part 3 above; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to surrender the enclosed certificate(s) for such Shares and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares to any other Person; (v) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Depositary prior to completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any such Shares held by the undersigned; and (vi) all information inserted into this Letter of Transmittal and Election Form by or on behalf of the undersigned is accurate and all representations and warranties of the undersigned given in this Letter of Transmittal and Election Form will be true and correct immediately prior to the Effective Time as if made at and as of that time **and the undersigned undertakes to notify**

the Depositary immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the Effective Time.

The undersigned acknowledges and agrees that: (a) all covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement; (b) all authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be; and (c) all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares surrendered in connection with the Arrangement shall be determined by the Corporation, the Fund and CI Public Partnership in their sole discretion and that such determination shall be final and binding and the undersigned acknowledges that there is no duty or obligation upon the Corporation, the Fund, CI Public Partnership, the Depositary or any other Person to give notice of any defect or irregularity in any such surrender of Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned acknowledges that, upon the Arrangement becoming effective, all the right, title and interest of such holder in such Shares will be cancelled in consideration for Units and/or Exchangeable LP Units (and related Ancillary Rights), in accordance with the election made above and the terms of the Arrangement. The certificate(s) representing Shares described above under "Shares Transmitted" are enclosed and the undersigned hereby irrevocably transmits such certificate(s) to be dealt with in accordance with this Letter of Transmittal and Election Form. It is understood that upon: (i) receipt of this Letter of Transmittal and Election Form (together with such other documents as may be required); (ii) receipt of the certificate(s) described above; and (iii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificate(s) described above, and send to the registered holder of such Shares, or such other Person designated below, the Units and/or Exchangeable LP Units (and related Ancillary Rights), that such Person is entitled to in accordance with the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Shares being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Arrangement, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Shares.

By reason of the use by the undersigned of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn up exclusively in the English language. De par l'utilisation de la présente lettre d'envoi et formulaire de choix, le soussigné est réputé avoir demandé que tous les contrats dont atteste l'arrangement, tel qu'il est accepté au moyen de la présente lettre d'envoi et formulaire de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

PART 6
REGISTRATION AND DELIVERY INSTRUCTIONS

Upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) certificate(s) representing the Shares to be exchanged; and (iii) any other required documentation which may be specified by the Depositary, and following the effective date of the Arrangement, Units and/or Exchangeable LP Units to which the undersigned is entitled will be registered, and certificate(s) for Units and/or Exchangeable LP Units to which the undersigned is entitled will be delivered, by the Depositary or its agent to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick up at the Toronto office of the Depositary. In each case, the certificate(s) representing the Units and/or Exchangeable LP Units, as applicable, will be registered in the name shown in Box A below.

The undersigned instructs the Depositary to mail the certificates representing Units and/or Exchangeable LP Units, if applicable, as soon as practicable after the effective date, by insured first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificate(s) for pick-up in accordance with the instructions given in Box C below. If the Arrangement is not completed, the deposited Shares and all other ancillary documents will be returned by insured first class mail, postage prepaid, to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Corporation has no obligation pursuant to the instructions given below to transfer any of the undersigned's Shares if the Arrangement is not completed.

Please carefully review the Instructions and Rules below before completing the following information:

BLOCK A: ***REGISTRATION INSTRUCTIONS*** Register Units and/or Exchangeable LP Units and issue certificates, as applicable, in the name indicated to the right hereof and enter the address indicated to the right hereof in the applicable register.	 Name (please print or type) Street Address and Number City/ Province or State/ Country/ Postal or Zip Code Daytime Telephone Number
BLOCK B: ***SPECIAL DELIVERY INSTRUCTIONS*** To be completed ONLY if certificates for Units and/or Exchangeable LP Units are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. Mail to the name and address indicated to the right hereof:	 Name (please print or type) Street Address and Number City/ Province or State/ Country/ Postal or Zip Code
BLOCK C: ***SPECIAL PICK-UP INSTRUCTIONS*** If you wish to pick-up your certificate(s) from the Toronto office of the Depositary, please so indicate by selecting the box to the right hereof:	☐ Please hold my certificate(s) representing Units and/or Exchangeable LP Units and I will arrange to have same picked-up directly from the Toronto office of the Depositary.

PART 7
SHAREHOLDER SIGNATURE AND GUARANTEE

Signature Guaranteed by: (if required under Instruction 3)	DATED: ______________________________, 2006
______________________________ Authorized Signature	______________________________ Signature of Shareholder (and any Joint Shareholder) or Authorized Representative (See Instruction 2)
______________________________ Name of Guarantor (please print clearly or type)	______________________________ Name of Shareholder (please print clearly or type)
______________________________ Address, including postal or zip code (please print clearly or type)	______________________________ Name of Authorized Representative, if applicable (please print clearly or type
______________________________	______________________________ Telephone Number of Shareholder

INSTRUCTIONS AND RULES

FOR COMPLETING LETTER OF TRANSMITTAL AND ELECTION FORM

1. Use of Letter of Transmittal and Election Form

This Letter of Transmittal and Election Form (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Shares and all other documents required by the Corporation and the Depositary must be received by the Depositary at the offices of the Depositary specified on this Letter of Transmittal and Election Form at or prior to the Election Deadline.

The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Shares and all other requisite documents is at the option and sole risk of the Person delivering same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand-delivered to the offices of the Depositary specified in this Letter of Transmittal and Election Form. Alternatively, if sent by mail, registered mail, with return receipt is recommended. **Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of those Shares.**

A SHAREHOLDER SHOULD NOT COMPLETE THIS LETTER OF TRANSMITTAL AND ELECTION FORM AND DELIVER IT TOGETHER WITH SUCH SHAREHOLDER'S CERTIFICATE(S) REPRESENTING SHARES IN THE MANNER DESCRIBED HEREIN IF SUCH SHAREHOLDER INTENDS TO EXERCISE THE RIGHTS DESCRIBED UNDER THE HEADING "THE ARRANGEMENT – DISSENTING SHAREHOLDERS' RIGHTS" IN THE CIRCULAR.

2. Signing this Letter of Transmittal and Election Form

(a) This Letter of Transmittal and Election Form must be duly completed and signed by the Shareholder or by the Shareholder's duly authorized representative. If signed by the registered Shareholder, the signature must correspond in every respect with the name of the registered Shareholder appearing on the face of the certificate(s) representing Shares, without any change whatsoever. Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal and Election Form is signed need not be endorsed or accompanied by any form of transfer other than this Letter of Transmittal and Election Form itself executed in accordance with this Instruction 2.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying Share certificate(s), or if certificate(s) representing Exchangeable LP Units, are to be issued to, or Units registered in the name of, a Person other than the registered owner(s) of the accompanying Share certificate(s):

   (i) such accompanying Share certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

   (ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying Share certificate(s) and must be guaranteed as noted in Instruction 3.

(c) If the Shares transmitted hereby are held of record by two or more joint owners, both or all such joint owners must sign this Letter of Transmittal and Election Form. If any transmitted Shares are registered in different names (e.g. "John Doe" and "J. Doe"), it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Election Forms as there are different registrations.

(d) Where this Letter of Transmittal and Election Form is executed on behalf of a corporation, partnership or association, by an agent, executor, administrator, trustee, guardian or by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of the Corporation, CI Public

Partnership, the Fund or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

3. Guarantee of Signatures

(a) A signature guarantee on this Letter of Transmittal and Election Form is not required if: (i) this Letter of Transmittal and Election Form is signed by the registered holder of the Shares transmitted by this Letter of Transmittal and Election Form; or (ii) the Shares are transmitted by an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Shares or if the Arrangement is not approved by the Shareholders and the Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shares or if certificate(s) representing Exchangeable LP Units are to be issued to, or Units registered in the name of, a Person other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(c) An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States.

4. Delivery of Letter of Transmittal and Election Form and Share Certificates

Certificate(s) representing all Shares submitted, as well as a properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form and all other required documents, must be received by the Depositary at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form on or prior to the Election Deadline. Shareholders who do not forward to the Depositary a properly completed and executed Letter of Transmittal and Election Form, together with their Share certificates where applicable, will not receive the consideration to which they are otherwise entitled under the Arrangement until proper tender is made. At and after the Effective Time, certificate(s) formerly representing Shares shall represent only the right to receive the consideration therefor in accordance with the Plan of Arrangement.

5. Lost Certificate

If the certificate representing your Shares has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and sent along with a letter describing the loss, to the Depositary, who will respond with the replacement requirements and assist in making the necessary arrangements to establish proper entitlement (which may include an affidavit and a bonding requirement).

6. Depositary – Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you – from transactions it performs for you, forms you send the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at the Depositary's website, www.computershare.com, or by writing the Depositary at 100 University Avenue, Toronto, Ontario M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the foregoing.

7. Requests for Assistance or Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained without charge on request from the Depositary at the telephone number and addresses set forth on the back page of this Letter of Transmittal and Election Form. Shareholders may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

8. Miscellaneous

(a) No alternative, conditional or contingent surrender of Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Shares by executing this Letter of Transmittal and Election Form (or a manually executed facsimile hereof).

(b) It is strongly recommended that, prior to completing this Letter of Transmittal and Election Form, you read the Circular.

(c) Any certificates representing Shares that are not deposited together with a duly completed Letter of Transmittal and Election Form and any other documents as may be reasonably required shall, after the effective date, represent the right to receive only Units in respect thereto. If certificates formerly representing Shares have not been so deposited on or before the sixth anniversary of the effective date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of the Shares previously represented thereby to Units and shall be deemed to be surrendered to the Fund together with all distributions thereon held for such Shareholder.

(d) The Corporation, the Fund and CI Public Partnership reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

(e) All questions as to the amount of Shares to be accepted, pro-ration, the form of documentation and the validity, eligibility (including time of receipt), acceptance of any deposit of Shares will be determined by the Corporation, the Fund and CI Public Partnership, in their sole discretion, which determination shall be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Corporation, the Fund, CI Public Partnership, the Depositary or any other Person is or will be under any duty to give notification of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give any such notice. The interpretation of the terms and conditions by the Corporation, the Fund and CI Public Partnership will be final and binding on all parties.

9. Governing Law

The Arrangement and any contract resulting from the approval of the Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to a contract resulting from the approval of the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St. East
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or By Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

For More Information:

Toll free: 1-800-564-6253
Email: corporateactions@computershare.com

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CI Financial for use at the Meeting and any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile, e-mail or oral communication by the directors, officers and employees of CI Financial and its Subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by management of CI Financial and its Subsidiaries will be borne by CI Financial.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit "1" to the Arrangement Agreement attached as Appendix "A" to this Information Circular. **You are urged to read carefully the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of May 26, 2006 unless otherwise stated to the contrary.

FORWARD-LOOKING STATEMENTS

This Information Circular contains "forward-looking statements" concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts but instead represent management's beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond CI Financial's control. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described herein. Many of these risks and uncertainties can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statement. These statements are made as of May 26, 2006 and, except as required by applicable law, CI Financial (and, should the conversion take effect, the Fund) takes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise. See "Risk Factors".

INFORMATION FOR UNITED STATES SHAREHOLDERS

THE UNITS AND THE EXCHANGEABLE LP UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Units, Exchangeable LP Units and Special Voting Units to be distributed or transferred pursuant to the Arrangement have not been registered under the *United States Securities Act of 1933*, as amended (the "**1933 Act**"), and are being distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the *United States Securities Exchange Act of 1934*, as amended (the "**1934 Act**"). The Units, Exchangeable LP Units and Special Voting Units will not be listed for trading on any United States stock exchange or quotation system. Accordingly, the Arrangement is subject to Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure

requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from, and not comparable in all respects to, those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited *pro forma* financial statements of the Fund, the balance sheet of the Fund and the historical financial statements of CI Financial included or incorporated by reference in this Information Circular have been prepared in accordance with GAAP and are subject to Canadian generally accepted auditing standards and are thus not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

See "The Arrangement – Securities Law Matters" for additional information, including transfer restrictions under U.S. securities laws.

Tax considerations applicable to Shareholders who are resident in jurisdictions other than Canada have not been included in this Information Circular. Shareholders who are resident in jurisdictions other than Canada are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement and the holding of Units. Shareholders who are Excluded Shareholders (including Non-residents) will not be permitted to elect to receive Exchangeable LP Units and Special Voting Units for their CI Shares.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that a significant number of the members of the Fund Group are organized or settled, as the case may be, under the laws of Canada or of the Province of Ontario or Manitoba; that their officers and directors or trustees, as the case may be, are residents of countries other than the United States; that the experts named in this Information Circular are residents of countries other than the United States; and that most, if not substantially all, of the assets of the Fund Group and such Persons are located outside the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from SEDAR at *www.sedar.com* or on request without charge from CI Financial at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 (Attention: Corporate Secretary). The following documents are specifically incorporated by reference into, and form an integral part of, this Information Circular:

- the annual information form of CI Financial dated July 31, 2005;
- the management information circular of CI Financial dated October 28, 2005;
- the audited consolidated financial statements of CI Financial for the years ended May 31, 2005 and 2004, together with management's discussion and analysis thereof;
- the unaudited consolidated financial statements of CI Financial for the interim period ended February 28, 2006, together with management's discussion and analysis thereof;
- the material change report of CI Financial dated March 29, 2006, relating to the intention of CI Financial to convert to an income trust;
- the material change report of CI Financial dated April 12, 2006 relating to the approval in principle of the proposed conversion into an income trust; and

- the material change report of CI Financial dated May 25, 2006 relating to the approval by the board of directors of CI Financial of the terms of the proposed conversion into an income trust.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by CI Financial with a securities commission or similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular or contained in this Information Circular is deemed to be modified or superseded, for purposes of this Information Circular, to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

GLOSSARY

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

"**AAS**" means Assante Advisory Services Ltd., a corporation incorporated under the laws of Canada;

"**Acquired Companies**" means, collectively, Assante, Synergy Asset Management Inc., Skylon, IQON and Synera Financial Services Inc.;

"**Administration Agreement**" means the administration agreement to be entered into on the Effective Date among the Fund, CI Public Partnership and CI Amalco, as the same may be amended, supplemented or restated from time to time;

"**Affiliate**" has the meaning ascribed thereto in Section 1.2 of Ontario Securities Commission Rule 45 501 - *Ontario Prospectus and Registration Exemptions*, on the date hereof;

"**Ancillary Rights**" means, in respect of each Exchangeable LP Unit, the Exchange Rights and related Special Voting Unit, collectively;

"**Arrangement**" means the proposed arrangement under Section 182 of the OBCA on and subject to the terms and conditions set forth in the Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with Section 5.1 of the Arrangement Agreement;

"**Arrangement Agreement**" means the arrangement agreement dated May 26, 2006 among the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC, and each Holdco and Person who, by reason of his, her or its ownership of Holdco Shares, from time to time becomes or is deemed to become a party thereto, setting forth the terms of the Plan of Arrangement, a copy of which is attached as Appendix "A" to this Information Circular as the same may be amended, supplemented or restated from time to time;

"**Arrangement Filings**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix "C" to this Information Circular, to be voted upon by Shareholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 183 of the OBCA to be filed with the Director after the Final Order has been made, giving effect to the Arrangement;

"**Assante**" means Assante Corporation, a corporation incorporated under the laws of Canada;

"**Assante Acquisitionco**" means Assante Acquisition Inc., a corporation incorporated under the laws of Canada;

"**Assante Amalco**" means the corporation to be formed under the laws of Canada upon the amalgamation of Assante Acquisitionco, Assante, AAS and UFC, and to be known as "United Financial Corporation";

"**Assante Note**" means the unsecured subordinated grid promissory note issued by Assante Acquisitionco to CI Amalco pursuant to the Plan of Arrangement;

"**Associate**" has the meaning ascribed thereto in the OBCA, on the date hereof;

"**Audit Committee**" means the audit committee of the Trustees to be appointed by the Trustees;

"**Autorité**" means the Autorité des marchés financiers du Québec;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory or civil holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Director, pursuant to Section 183 of the OBCA giving effect to the Arrangement;

"**CI Acquisitionco**" means CI Acquisition Inc., a corporation incorporated under the laws of Ontario;

"**CI Amalco**" means the corporation to be formed under the laws of Ontario upon the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), CI Acquisitionco and the Holdcos, and to be known as "**CI Investments Inc.**", as contemplated by the Arrangement steps;

"**CI Financial**" means CI Financial Inc., a corporation incorporated under the laws of Ontario;

"**CI General Partner**" means CI Financial General Partner Corp., a corporation incorporated under the laws of Ontario;

"**CI Investments**" means CI Investments Inc., a corporation incorporated under the laws of Ontario and, to the extent that CI Investments and Skylon amalgamate prior to the Effective Date, references to "CI Investments" shall be deemed to refer to the corporation resulting from such amalgamation;

"**CI Note**" means the unsecured subordinated grid promissory note issued by CI Acquisitionco to CI Public Partnership pursuant to the Plan of Arrangement;

"**CI Option**" means an outstanding option to acquire CI Shares issued pursuant to the CI Financial Employee Incentive Stock Option Plan as amended and restated on April 9, 2003, as may be further amended from time to time, and "**CI Options**" means, collectively, all of the issued and outstanding options for CI Shares;

"**CI Public Partnership**" means Canadian International LP, a limited partnership established under the laws of Manitoba;

"**CI Public Partnership Agreement**" means the limited partnership agreement dated as of May 19, 2006 in respect of CI Public Partnership, as the same may be amended, supplemented or restated from time to time;

"**CI Shares**" means the common shares in the capital of CI Financial;

"**Class A LP Units**" means the Class A limited partner units of CI Public Partnership;

"**Closing**" means the completion of the transactions contemplated by the Arrangement Agreement;

"**Compensation Committee**" means the compensation committee of the Trustees to be appointed by the Trustees;

"**control**" means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes will or might be entitled to vote upon the happening of any event or

contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of that body corporate;

"**Court**" means the Ontario Superior Court of Justice;

"**CRA**" means the Canada Revenue Agency;

"**Demand for Payment**" means a written notice containing a Dissenting Shareholder's name and address, the number and class of securities in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such securities;

"**Depositary**" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

"**Director**" means the Director appointed under Section 278 of the OBCA;

"**Dissent Notice**" means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder to CI Financial in accordance with the Dissent Procedure;

"**Dissent Procedure**" means the procedure under Section 185 of the OBCA as modified by the Interim Order by which a Dissenting Shareholder exercises its Dissent Rights (see "The Arrangement – Dissenting Shareholders' Rights");

"**Dissent Rights**" means the right of a Shareholder pursuant to the Interim Order and Section 185 of the OBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the CI Shares in respect of which the Shareholder dissents, all in accordance with Section 185 of the OBCA, subject to and as modified by the Interim Order and Section 4.1 of the Plan of Arrangement and as described in this Information Circular under the heading "The Arrangement – Dissenting Shareholders' Rights";

"**Dissenting Shareholders**" means registered holders of CI Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure, and "**Dissenting Shareholder**" means any one of them;

"**Dissent Threshold**" means 1% of the outstanding CI Shares;

"**Distribution Period**" means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof, provided that the first Distribution Period shall begin on (and include) the date of Closing and shall end not later than the last day of the calendar month following the calendar month in which the date of Closing occurs;

"**Distribution Record Date**" means the last Business Day of each Distribution Period, or any additional day as may be determined from time to time by the Trustees;

"**Effective Date**" means the effective date on which the Arrangement Filings are duly filed pursuant to the OBCA, the Final Order and the Certificate;

"**Effective Time**" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the OBCA, the Final Order and the Certificate;

"**Electing Shareholder**" means a Shareholder that properly elects to transfer CI Shares and/or Holdco Shares to CI Public Partnership in exchange for Exchangeable LP Units, Ancillary Rights and (possibly) Units pursuant to, and in accordance with, the terms of the Arrangement Agreement;

"**Election Deadline**" means 5:00 p.m. (Toronto time) on the second to last Business Day prior to the Meeting or, if such meeting is adjourned or postponed, such time on the second to last Business Day prior to the date of such adjourned or postponed meeting;

"**Eligible Institution**" means a Canadian Schedule 1 Chartered Bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program, a member of the Stock Exchange Medallion Program, or a member of the New York Stock Exchange Inc. Medallion Signature Program, members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States;

"**Exchange Agreement**" means the exchange agreement to be entered into on the Effective Date among the Fund, CI Public Partnership, CI General Partner, and each Person who, from time to time, becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

"**Exchange Rights**" means the exchange rights set out in the CI Public Partnership Agreement and the Exchange Agreement;

"**Exchangeable LP Units**" means the Class B limited partner units of CI Public Partnership;

"**Exchangeable Securities**" means securities exchangeable, directly or indirectly, for Units;

"**Excluded Person**" means a person that, if a Shareholder, would be an Excluded Shareholder;

"**Excluded Shareholder**" means a Shareholder that (i) is a Non-resident; (ii) is a Tax Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act;

"**Fairness Opinion**" means the opinion of Genuity Capital Markets dated May 18, 2006, a copy of which is attached as Appendix "E" to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 182 of the OBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means CI Financial Income Fund, a trust established under the laws of Ontario pursuant to the Fund Declaration of Trust;

"**Fund Declaration of Trust**" means the declaration of trust dated as of May 18, 2006 governing the Fund, as the same may be amended, supplemented or restated from time to time;

"**Fund Group**" means, collectively, the Fund, CI General Partner, CI Public Partnership, CI Amalco, Assante Amalco and their respective Affiliates;

"**Fund Options**" means those options granted pursuant to the Arrangement in exchange for such CI Options, entitling the holders thereof to purchase one Unit for an exercise price per Unit equal to the exercise price per CI Share of each exchanged CI Option, and "**Fund Option**" means any one of them;

"**GAAP**" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

"**Governance Committee**" means the governance committee of the Trustees to be appointed by the Trustees;

"Governance Guidelines" means the governance guidelines to be adopted by Trustees;

"**Holdco**" means a single purpose holding company:

(a) which is resident in Canada for the purposes of the Tax Act;

(b) which is a taxable Canadian corporation for the purposes of the Tax Act;

(c) which exists under the OBCA and was incorporated on or after June 1, 2006;

(d) which has one shareholder which is a taxable corporation resident in Canada for purposes of the Tax Act;

(e) which has no assets other than CI Shares and $5,000 in cash, and has no liabilities whatsoever; and

(f) which has outstanding only common shares, where the aggregate number of such issued and outstanding common shares immediately prior to the Effective Time is equal to the number of CI Shares held by the Holdco;

"**Holdco Agreement**" means an agreement, available to Shareholders upon request from the Depositary, between a Holdco, its shareholder, the Fund and CI Public Partnership;

"**Holdco Alternative**" means the option of Shareholders who hold CI Shares indirectly through a Holdco to transfer the Holdco Shares to the Fund or to CI Public Partnership pursuant to the Arrangement;

"**Holdco Election Deadline**" means 5:00 p.m. (Toronto time) on June 15, 2006;

"**Holdco Letter of Transmittal and Election Form**" means the letter of transmittal and election form, available to Shareholders upon request from the Depositary, pursuant to which a Shareholder elects to avail itself of the Holdco Alternative, will be required, in accordance with the provisions of its Holdco Agreement, to surrender certificate(s) representing CI Shares (held by the Holdco) and Holdco Shares, and elects to receive, on completion of the Arrangement, Units or, unless such Shareholder or its Holdco is an Excluded Shareholder, Exchangeable LP Units and related Ancillary Rights and (possibly) Units for its Holdco Shares;

"**Holdco Shares**" means, in respect of a particular Holdco, all of the issued and outstanding common shares in the capital of such Holdco;

"**Holdcos**" means, collectively, all of the Holdcos incorporated by Shareholders;

"**IDA**" means the Investment Dealers Association of Canada;

"**Independent**" has the meaning ascribed to such term in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and as may subsequently be in effect from time to time, or any successor instrument or policy thereto;

"**Information Circular**" means this management information circular distributed by CI Financial in connection with the Meeting;

"**Interim Order**" means the interim order of the Court dated May 25, 2006 under subsection 182 of the OBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of CI Financial, a copy of which is attached as Appendix "G" to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Intermediary**" means an intermediary that a Non-Registered Holder deals with in respect of the CI Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans;

"**IQON**" means IQON Financial Management Inc., a corporation incorporated under the laws of Manitoba;

"**Letter of Transmittal and Election Form**" means either the Standard Letter of Transmittal and Election Form or the Holdco Letter of Transmittal and Election Form, as the case may be, delivered, or made available to, a Shareholder in connection with the Arrangement;

"**Management Agreement**" means the management agreement to be entered into on the Effective Date among CI Public Partnership, CI Amalco and Assante Amalco, as same may be amended, supplemented or restated from time to time;

"**Material Subsidiaries**" means, collectively, CI Investments, Skylon and Assante;

"**Maximum Number of Exchangeable LP Units**" means the maximum number of Exchangeable LP Units that may be issued by CI Public Partnership in connection with the Arrangement, as determined in the sole discretion of the Board of Directors of CI Financial;

"**Meeting**" means the special meeting of Shareholders to be held on June 22, 2006, and any adjournment(s) or postponement(s) thereof, to be held for the purposes of considering and, if thought fit, approving the Arrangement;

"**Meeting Materials**" means this Information Circular, the Standard Letter of Transmittal and the related form of proxy delivered to both registered holders of CI Shares and Non-Registered Holders;

"**MFDA**" means the Mutual Fund Dealers Association of Canada;

"**Minority Approval**" means approval by a majority of the votes cast at the Meeting attaching to CI Shares beneficially owned or over which control or direction is exercised by Minority Shareholders present or represented by proxy and entitled to vote on the Arrangement Resolution;

"**Minority Shareholders**" means for purposes of the Arrangement, the "minority" holders of CI Shares as such term is defined in OSC Rule 61-501 and Policy Q-27, being all holders of CI Shares other than Sun Life and holders who, to the knowledge of CI Financial, Sun Life or the directors or senior officers of CI Financial after reasonable inquiry, are related parties of Sun Life, or joint actors with Sun Life in respect of the Arrangement, in each case as applicable;

"**Non-Registered Holder**" means CI Shares of CI Financial beneficially owned by a holder which are registered either in the name of an intermediary or in the name of a depository;

"**Non-resident**" means a Person who is not a resident of Canada within the meaning of the Tax Act;

"**Notice of Meeting**" means the notice of the Meeting that accompanies this Information Circular;

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, including the regulations promulgated thereunder;

"**Offer to Pay**" means a written offer from CI Financial to a Dissenting Shareholder to pay the fair value for the number and class of securities in respect of which that Dissenting Shareholder dissents;

"**Ordinary Resolution**" means a resolution proposed to be passed as an ordinary resolution at a meeting of Voting Unitholders (including an adjourned or postponed meeting) duly convened for the purpose and held in accordance with the provisions of the Fund Declaration of Trust at which two or more holders of at least 10% of the aggregate number of Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than a majority of the Units represented at the meeting and voted on a poll upon such resolution (for the purposes of determining such percentage, the holder of any Special Voting Units who is present at the meeting will be regarded as representing outstanding Units equivalent in number to the votes attaching to such Special Voting Units);

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

"**Person**" means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and governments, agencies and political subdivisions thereof;

"**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement attached as Appendix "A" to this Information Circular, as the same may be amended, supplemented or restated from time to time in accordance with the terms thereof;

"**Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

"**Program**" means the CI Financial Employee Share Purchase Loan Program;

"**Record Date**" means May 23, 2006;

"**Redemption Date**" means a date on which Units are surrendered for redemption;

"**Redemption Price**" has the meaning given to such term under "Description of the Fund – Redemption Right";

"**Register of Shareholders**" means the register of shareholders of CI Shares maintained by CI Financial's registrar and transfer agent, Computershare Investor Services Inc.;

"**Regulation Q-27**" means Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions (Québec);

"**Regulation S**" means Regulation S under the 1933 Act;

"**Settlor**" means Equion Financial Services Limited, an inactive Subsidiary of CI Financial;

"**Shareholders**" means, collectively, the holders of CI Shares and, where the circumstances require, holders of Holdco Shares in respect of which a valid Holdco Letter of Transmittal and Election Form has been deposited, and "**Shareholder**" means any one of such holders;

"**Skylon**" means Skylon Advisors Inc., a corporation incorporated under the laws of Ontario;

"**Special Committee**" means the special committee of the board of directors of CI Financial formed to consider, on behalf of CI Financial and its Shareholders, the terms of the Arrangement, including the Sun Life Preference;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of voting shareholders (including an adjourned or postponed meeting), duly convened for the purpose and held in accordance with the provisions of the OBCA, as applicable, and passed by more than 66-2/3% of votes cast on such resolution by Shareholders represented at such meeting;

"**Special Voting Units**" means the Special Voting Units of the Fund received by holders of Exchangeable LP Units (other than any member of the Fund Group) under the Fund Declaration of Trust and entitled to the benefits and subject to the limitations set forth therein;

"**Standard Letter of Transmittal and Election Form**" means the letter of transmittal and election form enclosed with this Information Circular pursuant to which a Shareholder may surrender certificates representing CI Shares and elect to receive, on completion of the Arrangement, Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units and related Ancillary Rights and (possibly) Units, for his, her or its CI Shares;

"**Subsidiary**" has the meaning ascribed thereto in Section 1.2 of the Ontario Securities Commission Rule 45-501 - *Ontario Prospectus and Registration Exemptions*, on the date hereof;

"**Sun Life**" means Sun Life Financial Inc., or any Affiliate of Sun Life Financial Inc. which holds CI Shares at the Effective Date;

"**Sun Life Preference**" means Sun Life's right to receive Exchangeable LP Units in priority to other Shareholders;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended and the regulations thereunder;

"**Tax Exempt Shareholder**" means a Shareholder that is generally exempt from tax under Part I of the Tax Act;

"**Tax Proposals**" has the meaning given to such term under "Canadian Federal Income Tax Considerations" in this Information Circular;

"**Tax Ruling**" means the advance income tax ruling requested from the CRA in respect of the transactions considered in this Information Circular;

"**Trustee**" means, at any time, an individual who is, in accordance with the Fund Declaration of Trust, a trustee of the Fund at such time, and "**Trustees**" means, at any time, all of the individuals, each of whom is, at such time, a Trustee;

"**TSX**" means the Toronto Stock Exchange;

"**UFC**" means United Financial Corporation, a corporation incorporated under the laws of Manitoba;

"**Unit**" means a unit authorized and issued under the Fund Declaration of Trust from time to time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Unit Option Plan**" means the employee incentive unit option plan to be established by the Fund on the Effective Date for the purpose of governing the Fund Options, as the same may be amended, supplemented or restated from time to time;

"**Unitholders**" means the holders of Units from time to time, and references in this Information Circular to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units;

"**Voting Unitholders**" means, collectively, Unitholders and holders of Special Voting Units;

"**Voting Units**" means, collectively, the Units and Special Voting Units;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended; and

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended.

Words importing the singular include the plural and *vice versa* and words importing any gender include all genders.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular. It is not, and is not intended to be, complete in itself. This is a summary only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Information Circular and incorporated by reference. Shareholders are urged to review carefully this Information Circular and the documents incorporated by reference, including the Appendices, in their entirety.

The Meeting

CI Financial has called the Meeting of the holders of issued and outstanding CI Shares as a special meeting pursuant to the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution. The Meeting will be held at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, on June 22, 2006 at 10:00 a.m. (Toronto time).

The Arrangement

The purpose of the Arrangement is to create the Fund as an income trust. Pursuant to the terms of the Arrangement, Shareholders will be entitled to elect to receive in exchange for their CI Shares, either:

- Units, on the basis of one Unit for each CI Share held; or
- Exchangeable LP Units, related Ancillary Rights and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will equal the number of CI Shares held.

Other than the Sun Life Preference, all holders of CI Shares will be treated equally under the Arrangement, if implemented.

Arrangement Steps

Pre-Arrangement Steps

Prior to the Effective Date, a number of transactions will have taken place, including each of the events described below:

(a) the Fund will have been formed as an open-ended limited purpose trust established under the laws of Ontario pursuant to the Fund Declaration of Trust;

(b) CI General Partner will have been incorporated pursuant to the laws of Ontario. One common share of CI General Partner will have been issued to the Fund for a nominal amount;

(c) CI Public Partnership will have been established pursuant to the laws of Manitoba. One general partnership unit will have been issued to CI General Partner for a nominal amount. One Class A LP Unit of CI Public Partnership will have been issued to the Fund for a nominal amount;

(d) CI Acquisitionco will have been incorporated pursuant to the laws of Ontario. One common share will have been issued to CI Public Partnership for a nominal amount; and

(e) Assante Acquisitionco will have been incorporated pursuant to the laws of Canada. One common share will be issued to CI Acquisitionco for a nominal amount.

Arrangement Steps

On the Effective Date at the Effective Time, each of the events below will be deemed to occur sequentially without further act or formality:

(a) CI Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be repurchased by CI Financial for cash consideration equal to fair market value of the CI Shares determined as of the close of business on the day preceding the Effective Date and be cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their CI Shares;

(b) Shareholders, other than Shareholders who properly make the election described in subparagraph (d), will transfer their CI Shares or Holdco Shares to the Fund in exchange for Units on a one-for-one basis;

(c) the Fund will transfer the CI Shares and Holdco Shares held by it, and the Units and Special Voting Units to be distributed in subparagraph (d), to CI Public Partnership in exchange for additional Class A LP Units;

(d) Shareholders, other than Excluded Shareholders, who properly elect with respect to the transfer (the "**Electing Shareholders**"), will transfer their CI Shares or Holdco Shares to CI Public Partnership in exchange for a combination of Exchangeable LP Units and related Ancillary Rights and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will be equal to the number of CI Shares and Holdco Shares transferred. Electing Shareholders who receive Units will also be entitled to designate that a portion of their CI Shares or Holdco Shares will be transferred only for Exchangeable LP Units (and related Ancillary Rights), and the remainder of their CI Shares or Holdco Shares will be transferred only for Units (in the order set out in such designation);

(e) each outstanding CI Option (which has not been exercised) will be exchanged for one Fund Option. Each Fund Option will have the same exercise price and vesting dates as the CI Option which it replaces;

(f) CI Public Partnership will transfer all of the issued and outstanding CI Shares and Holdco Shares to CI Acquisitionco in consideration for (i) the CI Note, having a principal amount equal to or less than the aggregate adjusted cost base to CI Public Partnership of the CI Shares and Holdco Shares; and (ii) common shares of CI Acquisitionco;

(g) CI Financial may file an election with CRA on the Effective Date, to be effective prior to the amalgamation described in subsection (i) below, to cease to be a public corporation for the purposes of the Tax Act;

(h) immediately prior to the amalgamation described in subsection (i) below, the paid-up capital of the CI Shares, the shares of CI Investments, the shares of Skylon (if it has not been previously amalgamated) and the Holdco Shares will be reduced to $1.00, without a distribution thereon;

(i) CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco will amalgamate to form CI Amalco. Upon the amalgamation:

(i) all of the property (except shares of the capital stock of any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become the property of CI Amalco by virtue of the amalgamation;

(ii) all of the liabilities (including, for greater certainty, the CI Note but excluding amounts payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities of CI Amalco by virtue of the amalgamation; and

(iii) all of the shareholders (except any predecessor corporation) who own shares of the capital stock of any predecessor corporation immediately before the amalgamation, being CI Public Partnership, will continue to own shares of the capital stock of CI Amalco by virtue of the amalgamation. All shares in the capital stock of a predecessor corporation held by another predecessor corporation will be cancelled without payment therefor; and

(j) CI Amalco will transfer all of the issued and outstanding shares of Assante to Assante Acquisitionco in consideration for (i) the Assante Note, having a principal amount equal to or less than the adjusted cost base to CI Amalco of the Assante shares; and (ii) common shares of Assante Acquisitionco.

Post-Arrangement Steps

Following the above events, a number of transactions will occur, including the following:

(a) the CI Shares will be delisted from the TSX;

(b) the Units will be listed on the TSX;

(c) the initial Class A LP Unit issued to the Fund will be redeemed for its nominal issue price and the initial Units issued to the Settlor will be redeemed for their nominal issue price;

(d) immediately prior to the amalgamation described in subsection (e) below, the paid-up capital of the shares of Assante, AAS and UFC will be reduced to $1.00, without a distribution thereon; and

(e) Assante, Assante Acquisitionco, AAS and UFC will amalgamate to form Assante Amalco. Upon the amalgamation:

(i) all of the property (except shares of the capital stock of any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become the property of Assante Amalco by virtue of the amalgamation;

(ii) all of the liabilities (including, for greater certainty, the Assante Note but excluding amounts payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities of Assante Amalco by virtue of the amalgamation; and

(iii) all of the shareholders (except any predecessor corporation) who own shares of the capital stock of any predecessor corporation immediately before the

amalgamation, being CI Amalco, will continue to own shares of the capital stock of Assante Amalco by virtue of the amalgamation.

Exchangeable LP Unit Election

Shareholders (other than Excluded Shareholders) may elect, subject to the limitations described below, to receive Exchangeable LP Units as full or partial consideration for their CI Shares (or Holdco Shares). For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. **However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. CI Financial provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units. Shareholders who are considering receiving Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the holding of Exchangeable LP Units.** Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including, but not limited to, (i) restrictions on transferability, and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI General Partner. The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of their holder. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. Holders of Exchangeable LP Units will receive Special Voting Units of the Fund that will each entitle their holder to one vote at meetings of Unitholders of the Fund.

The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. In exercising its discretion to fix the Maximum Number, the board of directors of CI Financial intends to maximize the availability of Exchangeable LP Units having regard to the circumstances in a manner which, in the opinion of the board of directors, minimizes potential adverse consequences to any member of the Fund Group. In determining the Maximum Number, the board of directors of CI Financial will take into consideration, among other things, the market value of CI Shares at the Effective Time, the number of Shareholders not electing Exchangeable LP Units and the amount of the CI Note. There can be no assurance that any Electing Shareholder, other than Sun Life, will receive any Exchangeable LP Units. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: (i) first, Sun Life will be entitled to that number of the Exchangeable LP Units which it has elected to receive, and (ii) the remaining available Exchangeable LP Units will be allocated *pro rata* in accordance with the following formula: the total number of the remaining Exchangeable LP Units available divided by the total number of Exchangeable LP Units elected by Electing Shareholders other than Sun Life multiplied by the number of Exchangeable LP Units elected by the particular Electing Shareholder. The balance of the consideration received by Electing Shareholders will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of CI Financial will have the discretion to require Electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their CI Shares or Holdco Shares, as set out in the Letter of Transmittal and Election Form. The board of directors of CI Financial, after taking into consideration its current estimate of the number of Electing Shareholders and current market conditions, among other things, anticipates that the Maximum Number will be between 50% and 60% of the outstanding CI Shares.

For eligible Shareholders that elect to receive Exchangeable LP Units, CI General Partner will make the necessary joint tax elections with such Shareholders. However, neither CI General Partner nor CI Public Partnership will be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner

and within the time prescribed by applicable tax legislation. CI General Partner and CI Public Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder provided the Depositary receives, in the case of the Standard Letter of Transmittal and Election Form, by the Election Deadline, and in the case of the Holdco Letter of Transmittal and Election Form, by the Holdco Election Deadline, and any such tax election is received by CI Public Partnership within 60 days following the Effective Date. See "Description of CI Public Partnership – Exchangeable Partnership Units", "Description of CI Public Partnership – Transfer of Partnership Units" and "Canadian Federal Income Tax Considerations".

The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Units and will be exchangeable for Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Excluded Shareholders will only be eligible to receive Units in exchange for their CI Shares.

Each Special Voting Unit will represent one vote per unit at meetings of the Unitholders, but otherwise will represent no economic interest in the Fund. In particular, the Special Voting Units will not entitle their holders to any distributions of income or capital of the Fund, whether in the ordinary course as determined by the Trustees or on a liquidation of the Fund. In addition, the holders of Special Voting Units will have no legal or beneficial interest in the assets of the Fund.

Shareholders who do not (i) validly deposit with the Depositary, a duly completed Standard Letter of Transmittal and Election Form on or before the Election Deadline, or a duly completed Holdco Letter of Transmittal and Election Form on or before the Holdco Election Deadline, as applicable, and (ii) fully comply with the requirements of the Letter of Transmittal and Election Form, and the instructions therein in respect of the election to receive Exchangeable LP Units, will be deemed to have elected to receive only Units for their CI Shares or Holdco Shares. A copy of the Standard Letter of Transmittal and Election Form is enclosed with this Information Circular. A copy of the Holdco Letter of Transmittal and Election Form may be obtained on request from the Depositary.

Shareholders who are Excluded Shareholders will not be permitted to elect to receive Exchangeable LP Units for their CI Shares and thereby become a partner of CI Public Partnership. Electing Shareholders will be required to provide a representation in the Letter of Transmittal and Election Form that they are not an Excluded Shareholder. Should it be determined that an Electing Shareholder was in fact an Excluded Shareholder at the time of the issuance of Exchangeable LP Units, the issuance of such Exchangeable LP Units will be cancelled and be deemed to be void *ab initio* such that the Shareholder will be considered to never have received such Exchangeable LP Units and only to have received the applicable number of Units. In such circumstances, the Electing Shareholder will be issued the applicable number of Units together with any distributions declared thereon since the Effective Date and any distributions received on the Exchangeable LP Units since the Effective Date will be required to be refunded to CI Public Partnership.

Commencing January 1, 2007, holders of Exchangeable LP Units will be entitled to exchange their Exchangeable LP Units at any time for Units in accordance with the CI Public Partnership Agreement and the Exchange Agreement. In certain circumstances, CI Public Partnership has the right to require the Exchangeable LP Units to be exchanged. There are other consequences of holding Exchangeable LP Units that are different from those of holding Units. See "Description of CI Public Partnership – Exchange Agreement".

Holdco Alternative

The Plan of Arrangement provides that Shareholders who hold CI Shares indirectly through a Holdco have the option of transferring their Holdco Shares to the Fund or CI Public Partnership. Pursuant to the

terms of the Plan of Arrangement, Holdco Shares held by a Shareholder will be transferred either: (i) to the Fund in consideration for Units; or (ii) to CI Public Partnership in consideration for a combination of Exchangeable LP Units, related Ancillary Rights and (possibly) Units, subject to the Sun Life Preference and proration in the case of Exchangeable LP Units. The result of the Arrangement will be that such Shareholder will receive the identical consideration that would have been received by the Shareholder in the Arrangement if such Shareholder directly held the CI Shares held by the Holdco.

The Holdco Alternative may require a Shareholder to implement a complex corporate structure through which the Shareholder will hold its CI Shares. The Holdco Alternative will have income tax consequences to a particular Shareholder which are not described herein. Shareholders wishing to avail themselves of the Holdco Alternative should consult their own tax and legal advisors.

A Shareholder will be permitted to avail itself of the Holdco Alternative provided that all of the following terms and conditions are satisfied:

(a) the Shareholder's holding company satisfies all of the conditions to be a Holdco;

(b) the Shareholder and its Holdco enter into a Holdco Agreement with the Fund and CI Public Partnership, in form satisfactory to the Fund and CI Public Partnership;

(c) the Shareholder properly completes and duly executes a Holdco Letter of Transmittal and Election Form (in a form prepared by the Fund to be provided by the Depositary at the request of any Shareholder) in respect of the Holdco Shares and CI Shares held by the Holdco; and

(d) the Shareholder and its Holdco agree that the rights and obligations of the Fund and CI Public Partnership under the Holdco Agreement will terminate if the Arrangement is not completed in accordance with the Arrangement Agreement and the Plan of Arrangement,

provided that the Holdco Agreement (referred to in (b) above) and the Holdco Letter of Transmittal and Election Form (referred to in (c) above) together with any accompanying required documentation must be returned to the Depositary at or prior to the Holdco Election Deadline.

Structure Following the Closing of the Arrangement

The following diagram illustrates the organizational structure of the Fund following implementation of the Arrangement and the transactions contemplated in connection therewith:



Unitholders
CI Financial Income Fund
the "Fund")
(Ontario)
100% Common Shares
CI Financial General
Partner Corp.
("CI General Partner")
(Ontario)
Class A LP Units
General Partners Interest
Canadian International LP
("CI Public Partnership")
(Manitoba)
Exchangeable LP Units
Holders of
Exchangeable LP
Units(1)
100% Common Shares
CI Note
CI Investments Inc.
("CI Amalco")
(Ontario)
Assante Note
100%
100%
Other
CI Investments
Corporations
United Financial Corporation
("Assante Amalco")
(Canada)
(2)
100%
100%
100%
Other Assante
Corporations
Assante Capital
Management Ltd.
(Canada)
Assante Financial
Management Ltd.
(Ontario)

(1) As part of the Arrangement, Shareholders may, subject to certain restrictions, elect to transfer to CI Public Partnership all or a portion of their CI Shares and/or Holdco Shares in consideration for Exchangeable LP Units. Holders of Exchangeable LP Units will receive related Ancillary Rights, including, among other things, Special Voting Units of the Fund that will each entitle the holder to one vote for each Exchangeable LP Unit at meetings of Unitholders of the Fund.

(2) Assante Amalco will own shares of Subsidiaries directly and indirectly.

Conditions Precedent to the Arrangement

On the Effective Date at the Effective Time, a series of transactions will be deemed to occur in order to convert CI Financial and its business from a corporate structure to an income trust structure. See "The Arrangement".

The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:

1. receipt of the Tax Ruling in a form satisfactory to Sun Life (which condition cannot be waived without the consent of Sun Life);
2. the Arrangement Resolution will have been passed at the Meeting by the affirmative vote of not less than two-thirds of the aggregate votes cast by the Shareholders voting together as a single class and by a majority of the votes cast by the Minority Shareholders, in each case, attending the Meeting in person or by proxy;
3. the Arrangement will have been approved by the Court pursuant to the Final Order;
4. there will not be in force any order or decree which restrains or enjoins the consummation of the transactions contemplated by the Arrangement Agreement;
5. Dissent Rights will not be exercised in respect of more than 1% of the outstanding CI Shares;
6. the board of directors of CI Financial will be satisfied, in its sole discretion, that Non-residents and partnerships (other than Canadian partnerships) will not be beneficial owners of more than 45% of the Units immediately following Closing;
7. the conditional approval of the TSX for the listing of the Units to be issued pursuant to the Arrangement will have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;
8. there will have been no material change, as of the Effective Date, with respect to the income tax laws or policies of Canada which would have a material adverse effect on the transactions contemplated by the Arrangement;
9. all material consents, orders, rulings, approvals and issuances, including regulatory and judicial approvals and orders required for the completion of the Plan of Arrangement will have been obtained; and
10. the Arrangement Agreement will not have been terminated under Article 5 thereof.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors of CI Financial, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

Regulatory Approvals

The business of CI Financial is, and following the Effective Date the business of the Fund Group will be, subject to regulation by security regulatory authorities in Canada including regulation under securities legislation of each of the provinces and territories of Canada and pursuant to the general by laws, rules and policies of the IDA, MFDA and TSX. The completion of the Arrangement will require the approval of, or notification of, various of these securities regulatory authorities. All necessary notifications and applications will be made to the applicable authorities. Completion of the Arrangement is conditional upon the receipt of the requisite material consents and approvals.

Background to and Reasons for the Arrangement

Management of CI Financial and its board of directors believe that an income trust structure could provide incremental benefit to Shareholders relative to the current corporate structure of CI Financial. It is anticipated that the business and operations of CI Financial will not be negatively affected by the reorganization.

Some of the reasons considered for converting CI Financial to an income trust are:

- both management and the board of directors of CI Financial believes that values in the market for businesses with stable, predictable cash flows are often significantly superior when businesses are owned by investors through an income trust that is committed to distributing substantially all of its cash flow to securityholders, rather than directly through ownership of shares of a corporation that retains its cash flow;

- it is anticipated that the combined value of distributions plus the market value of the Units will be greater than the combined value of dividends that could otherwise be paid on the CI Shares plus the market value of the CI Shares;

- the conversion of CI Financial into an income trust is expected to attract new investors and provide, in the aggregate, a more active and liquid market for the Units than exists for the CI Shares;

- it is anticipated that an income trust structure will both facilitate future growth of CI Financial, through greater access to capital fund growth, and enhance Unitholder value; and

- it is anticipated that the cash distributions to Unitholders will provide an attractive return to Unitholders.

See "The Arrangement – Background and Reasons for the Arrangement".

Sun Life Preference

Under the proposed terms of the Arrangement, Sun Life will be afforded the Sun Life Preference, as defined and described in this Information Circular, relating to Sun Life's right to receive Exchangeable LP Units of CI Public Partnership in priority to other Electing Shareholders.

At a meeting held on May 18, 2006, the board of directors of CI Financial determined that it was of the view that it is in the best interests of CI Financial and Shareholders to establish a special committee of independent directors of CI Financial (the "**Special Committee**") to consider, on behalf of CI Financial and the Minority Shareholders, the Arrangement and to provide recommendations to the board of directors of CI Financial in connection with the Arrangement.

The Special Committee, consisting of Messrs. Ronald D. Besse, G. Raymond Chang, A. Winn Oughtred, George W. Oughtred and David J. Riddle, was therefore constituted on May 18, 2006 and was authorized and empowered to, among other things: (a) determine if the Arrangement is in the best interests of CI Financial and the Shareholders having regard to the Sun Life Preference, (b) to determine if required, and supervise if required, any appraisals, valuations or other assessments required in connection with the Arrangement (including any fairness opinion or any "formal valuation" that may be required in connection with the Arrangement under OSC Rule 61-501 of the Ontario Securities Commission or any similar requirement), (c) to engage Genuity Capital Markets for the purpose of obtaining the Fairness Opinion, (d) to review and consider any consideration to be provided to Sun Life in connection with the Arrangement; and (e) to report its findings to the board of directors of CI Financial and make recommendations to the board of directors as to whether, and as to the appropriate terms and conditions under which, the board of directors should, to the extent applicable, consider approving any part or all of the Arrangement.

Canadian Securities Law Matters

CI Financial is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including OSC Rule 61-501 and Regulation Q-27 of the Autorité.

Each of OSC Rule 61-501 and Regulation Q-27 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

The protections of OSC Rule 61-501 and Regulation Q-27 generally apply to "business combinations" and "going private transactions" which terminate the interests of securityholders without their consent. The Arrangement may be considered a "business combination" under OSC Rule 61-501, and a "going private transaction" under Regulation Q-27, because it is an arrangement as a consequence of which the interests of a Shareholder may be terminated without the Shareholder's consent. The Arrangement is also a "related party transaction" under OSC Rule 61-501 and Regulation Q-27 but is exempt from the substantive provisions of these rules, which are applicable to related party transactions where the "business combination" or "going private transaction" requirements, as applicable, apply. Despite the fact that the Arrangement constitutes a "business combination", CI Financial is not required to obtain a formal valuation under OSC Rule 61-501 since a related party of CI Financial is neither, as a consequence of the Arrangement, directly or indirectly acquiring CI Financial or its business nor a party to a "connected transaction" to the Arrangement (within the meaning of OSC Rule 61-501).

As the Arrangement may constitute a "going private transaction" for the purposes of Regulation Q-27, it could require CI Financial to obtain a formal valuation for the Arrangement. An application for an exemption from this requirement will be submitted to the Autorité.

Recommendations of the Special Committee

Based upon the factors described below, the Special Committee concluded that:

- the Arrangement is fair from a financial point of view to the Minority Shareholders;
- the board of directors of CI Financial should approve the Arrangement subject to Minority Approval and receipt of all required regulatory approvals and should authorize submitting the Arrangement to Shareholders for consideration; and

- the board of directors of CI Financial should recommend that Shareholders approve the Arrangement.

In reaching its conclusions and determining to make its recommendations with respect to the Arrangement, the Special Committee considered a variety of factors including, without limitation, the Fairness Opinion which, taken as a whole, support the conclusions and recommendations of the Special Committee.

The Special Committee has reported to the board of directors of CI Financial its determination that the Arrangement is fair to Minority Shareholders, having regard to the Sun Life Preference.

Fairness Opinion

The board of directors of CI Financial retained Genuity Capital Markets to address the fairness, from a financial point of view, of the Arrangement to the Minority Shareholders. The Fairness Opinion states that, in Genuity Capital Markets' opinion, as of May 18, 2006, the consideration to be received by Minority Shareholders upon completion of the Arrangement is fair from a financial point of view, to Minority Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix "E" to this Information Circular.

Recommendation of the Board of Directors

CI Financial's board of directors, based on its own investigations, including its consideration of the recommendations of the Special Committee and the Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable, and in the best interests of Shareholders, and recommends that Shareholders vote in favour of the Arrangement.

Each member of the board of directors and each senior officer of CI Financial and its Material Subsidiaries intend to vote all CI Shares held, whether directly or indirectly, or controlled or directed by them in favour of the Arrangement Resolution. As at the date hereof, the directors and senior officers of CI Financial and its Material Subsidiaries own, directly or indirectly, or exercise control or direction over 38,580,129 CI Shares, representing approximately 13.5% of the votes attached to the outstanding CI Shares.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, CI Financial will apply for the Final Order approving the Arrangement. If the Final Order is obtained on or before June 27, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, CI Financial expects the Effective Date will be on or about June 30, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective on the acceptance for filing of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required pursuant to the OBCA and/or the Final Order.

CI Financial's objective is to have the Effective Date occur on or about June 30, 2006, with effect as of the Effective Time. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 27, 2006.

Dissent Rights

Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their CI Shares. The Dissent Procedure requires that a Shareholder who wishes to exercise his, her or its Dissent Right must provide to CI Financial a Dissent Notice at or prior to 5:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting. It is important that Shareholders strictly comply with this requirement as it is different from the statutory dissent provisions of the OBCA that would permit a Dissent Notice to be provided at or before the Meeting. It is a condition of the Arrangement that Dissent Rights not be exercised in excess of the Dissent Threshold. See "The Arrangement – Conditions Precedent to the Arrangement".

Procedure for Deposit of CI Shares

Letter of Transmittal and Election Form

Shareholders must complete and return the Standard Letter of Transmittal and Election Form together with the certificate(s) representing their CI Shares on or before the Election Deadline or the Holdco Letter of Transmittal and Election Form together with the Holdco Agreement on or before the Holdco Election Deadline, to the Depositary at one of the offices specified in the Letter of Transmittal and Election Form, if they wish to elect to transfer their CI Shares and/or Holdco Shares to CI Public Partnership for consideration including Exchangeable LP Units under the Arrangement. Where (i) no election is made to transfer CI Shares and/or Holdco Shares to CI Public Partnership for Exchangeable LP Units; (ii) the election is not properly made; or (iii) either the Standard Letter of Transmittal and Election Form and/or the certificate(s) representing CI Shares or the Holdco Letter of Transmittal and Election Form and/or Holdco Agreement, as applicable, are received after the Election Deadline or Holdco Election Deadline, as applicable, a Shareholder will be deemed to have elected to transfer each of their CI Shares (or Holdco Shares) to the Fund in exchange for Units. A copy of the Standard Letter of Transmittal and Election Form is enclosed with this Information Circular. A copy of the Holdco Letter of Transmittal and Election Form and form of Holdco Agreement may be obtained on request from the Depositary.

General

Shareholders whose CI Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their CI Shares.

Additional copies of the Standard Letter of Transmittal and Election Form will be sent to any Shareholder who advises the Depositary, that he, she or it did not receive the Standard Letter of Transmittal and Election Form. In addition, further copies of the Standard Letter of Transmittal and Election Form and the Holdco Letter of Transmittal and Election Form together with the form of Holdco Agreement will be available for pick-up at the offices of the Depositary.

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the aggregate votes cast by the Shareholders voting together as a single class and by a majority of the votes cast by the Minority Shareholders, in each case, attending the Meeting in person or by proxy. See "The Arrangement – Shareholder Approvals".

CI Financial has been advised by Sun Life that it intends to vote in favour of the Arrangement provided that the Tax Ruling and the final form of the material contracts of the Fund Group relating to the Arrangement are satisfactory to Sun Life.

Final Order

Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on June 27, 2006 at 10:00 a.m. (Toronto time) at 393 University Avenue, Toronto, Ontario. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. See "The Arrangement – Court Approval".

The Business

CI Financial is, and following the Effective Date the Fund will be, a leading investment fund management and wealth management firm serving retail clients, institutional investors and affluent individual investors. Its revenues are derived principally from the fees earned on management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. For a full description of the business, the annual information form of CI Financial dated July 31, 2005 should be consulted. See "Documents Incorporated by Reference".

The Fund

The Fund is an unincorporated, open-ended limited purpose investment trust governed by the laws of Ontario, established pursuant to the Fund Declaration of Trust. The Fund was established for the purposes of (a) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of CI General Partner, CI Public Partnership and other corporations, partnerships, trusts or other Persons engaged, directly or indirectly, in the provision of financial services, including, without limitation, investment fund management and wealth management services, as well as activities relating thereto, and such other investments as the Trustees may determine; and (b) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of any member of the Fund Group in connection with the Fund's obligations under the Arrangement Agreement and/or the Exchange Agreement. On the Effective Date, it is intended that the Fund will be a "mutual fund trust" for the purposes of the Tax Act.

The Units

An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of its termination or winding-up. Each Unit entitles the holder thereof to certain rights of redemption and to one vote at all meetings of Unitholders. Pursuant to the Fund Declaration of Trust and the Exchange Agreement, Special Voting Units will be held by the holders of Exchangeable LP Units (other than any member of the Fund Group). The Special Voting Units will carry such number of votes, in the aggregate, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Exchangeable LP Units outstanding on the record date established for the meeting (other than those held by any member of the Fund Group). See "Description of the Fund" and "Description of CI Public Partnership".

Distribution Policy of the Fund

The Fund intends to make monthly cash distributions of such portion, as may be determined by the Trustees, of its monthly distributable cash, to be comprised of all amounts received by the Fund, including, without limitation, distributions in respect of the Class A LP Units owned by the Fund, together with any other income or cash receipts during the relevant period, less:

(i) administrative expenses and other obligations of the Fund, including any tax liability;

(ii) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units;

(iii) satisfaction of the Fund's debt service obligations (principal and interest) on indebtedness, if any, incurred by the Fund; and

(iv) any amount that may reasonably be considered to be necessary to provide for the payment of any costs or expenses, including any tax liability that had been or will reasonably be expected to be incurred in the activities and operations of the Fund and/or such other reserves (including regulatory capital reserves) as the Trustees may at any time, in their sole discretion, deem necessary or advisable.

Monthly distributions are to be payable to Unitholders of record on the last Business Day of each calendar month or such other date as may be determined from time to time by the Trustees and are to be paid, generally, on the 15th day of the following month. The initial distribution period shall begin on the Closing and shall end not later than the last day of the calendar month following the calendar month in which the Closing occurs. The initial distribution is expected to be paid on or before the 15th day of the calendar month following the initial distribution period to Unitholders of record as of the last Business Day of the initial distribution period. CI Financial anticipates that the monthly rate of distribution will be initially set between $0.16 and $0.17 per Unit.

Distribution Policy of CI Public Partnership

CI Public Partnership intends to distribute to limited partners (of record) on the last day of each month such portion as may be determined by the board of directors of CI General Partner of CI Public Partnership's distributable cash as set out below. Distributions on the Class A LP Units are intended to be received by the Fund prior to its distributions to Unitholders. CI Public Partnership may, at the discretion of the board of directors of CI General Partner, afford limited partners the option to elect to be loaned the amount of distributions by CI Public Partnership up to the amount which would otherwise have been distributed. Any such loan would be non-interest bearing and payable on the first Business Day of the fiscal year next succeeding the fiscal year in which the loan was made. Any distribution for which a loan was made in a fiscal year would be made to the limited partner on the first Business Day of the next succeeding fiscal year and first applied in satisfaction of the repayment of the corresponding loan. Distributions or advances on the Exchangeable LP Units are intended to be received by holders of such units at the same time (and in the same amount) as distributions on Units are received by Unitholders. CI Public Partnership may, in addition, make a distribution at any other time.

Distributable cash of CI Public Partnership will represent, in general, all of its cash, after: (a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties; (b) satisfaction of general and administrative expenses and other expense obligations; (c) deduction for income tax obligations of any entity controlled by CI Public Partnership directly or indirectly; and (d) retaining reasonable reserves for administrative and other expense obligations and retaining reasonable reserves (including regulatory capital reserves) as may be considered appropriate by the board of directors of CI General Partner. CI Financial anticipates that the monthly rate of distribution will be initially set between $0.16 and $0.17 per Exchangeable LP Unit. See "Description of CI Public Partnership".

CI Amalco

CI Amalco will be the corporation resulting from the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco. Following the Arrangement, CI Public Partnership will own all of the issued and outstanding common shares of CI Amalco and the CI Note.

The Fund will own all of the issued and outstanding Class A LP Units of CI Public Partnership. Shareholders who validly elect to receive Exchangeable LP Units, by depositing with the Depositary a duly completed Letter of Transmittal and Election Form and making the appropriate election therein, will own all of the issued and outstanding Exchangeable LP Units.

CI Amalco will own, directly or indirectly, all of the issued and outstanding common shares of Assante Amalco and all of CI Financial's, CI Investments' and Skylon's existing assets. CI Amalco will be managed by the current management of CI Financial.

Assante Amalco

Assante Amalco will be the corporation resulting from the amalgamation of Assante, AAS, UFC and Assante Acquisitionco.

Distribution Policy of CI Amalco and Assante Amalco

The boards of directors of CI Amalco and Assante Amalco will each adopt a policy to distribute to the holders of record of their issued and outstanding common shares, such portion of CI Amalco's or Assante Amalco's, as the case may be, available cash as may be determined by their respective board of directors having regard to appropriate reserves (including regulatory capital requirements). See "Description of CI Amalco – Distribution Policy" and "Description of Assante Amalco – Distribution Policy".

Canadian Federal Income Tax Considerations

With respect to a Shareholder who is resident in Canada and who transfers its CI Shares to the Fund, the Arrangement will generally result in that Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of CI Shares and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to elect to receive Exchangeable LP Units for their CI Shares. Shareholders who are considering exchanging CI Shares for Exchangeable LP Units and Shareholders who are considering the Holdco Alternative should consult their own legal and tax advisors with respect to the tax consequences associated with electing either of these alternatives. See "The Arrangement — Exchangeable LP Unit Election".

A Unitholder who is resident in Canada will generally be required to include in such holder's income the proportionate share of income of the Fund, to the extent the income is made payable to such holder. Any amount paid to a Unitholder in excess of such holder's share of income of the Fund (subject to certain exceptions) will not be included in income but will reduce the Unitholder's adjusted cost base of the Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Certain Canadian Federal Income Tax Considerations". **This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Shareholder's or Unitholder's particular circumstances, including the province or provinces in which the Shareholder or Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder or Unitholder. Shareholders or Unitholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.**

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations applicable to residents of Canada. Shareholders who are resident in jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications of the Arrangement and with respect to the tax implications of owning Units after the Arrangement. All Shareholders should consult their own tax advisors regarding federal, provincial, territorial or other tax considerations of the Arrangement or of holding Units and Exchangeable LP Units having regard to their circumstances.

Risk Factors

An investment in Units and/or Exchangeable LP Units is subject to a number of risks that should be considered by a prospective investor. Distributions of available cash are not guaranteed and will be based indirectly upon the business, which is susceptible to a number of risks. The risks related to the business include: (i) changes in economic, political and market conditions, (ii) competition, (iii) consolidation with third-party distribution channels, (iv) dependence on senior management, (v) general business risk and liability, (vi) integration risk, (vii) investment performance of the managed funds, (viii) management fees and other costs, (ix) regulation of the Fund Group, (x) sales and redemptions, and (xi) sufficiency of insurance. The risks relating to the Units include: dependence on CI Amalco and Assante Amalco; unpredictability and volatility of Unit price; nature of Units; cash distributions are not guaranteed and will fluctuate with the performance of the business; structural subordination of the Units; capital investment; restrictions on potential growth; limitation on Non-resident ownership; redemption rights; dilution; future sales of Units; distribution of trust units and trust notes on termination of the Fund; and absence of prior public market. See "Risk Factors" at page 81 of this Information Circular.

Selected Consolidated Financial Information of CI Financial

The following selected consolidated financial information is derived from and should be read in conjunction with the consolidated financial statements of CI Financial and the notes thereto included in this Information Circular. See "Documents Incorporated by Reference".

(in thousands of dollars, except per share amounts) **Operating Results**	**For the nine months ended Feb. 28, 2006**	**For the twelve months ended May 31, 2005**	**For the twelve months ended May 31, 2004**
Revenue	979,428	1,195,058[1]	954,455[1]
Income before taxes	367,464	447,915	391,744
Net income	239,756	284,749	221,044
Dividends paid	148,841	198,330	108,769
Basic and diluted net income per share	$0.84	$0.97	$0.82
Dividends paid per share	$0.52	$0.68	$0.41

Balance Sheet Data	**As at Feb. 28, 2006**	**As at May 31, 2005**	**As at May 31, 2004**
Current assets	394,608	310,709	272,262
Total assets	2,824,904	2,664,070	2,493,762
Current liabilities	443,186	352,951	293,367
Shareholders' equity	1,509,935	1,472,762	1,533,869

(1) Revenue for the 12 months ended May 31, 2005 and May 31, 2004 reflect the accounting change made June 1, 2005 related to the classification of expenses recovered from the funds. This reflects a change in CI Financial's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue.

Selected *Pro Forma* Consolidated Financial Information of the Fund

The following selected *pro forma* consolidated financial information has been derived from and should be read in conjunction with the unaudited *pro forma* consolidated financial statements of the Fund and the notes thereto included in this Information Circular:

(in thousands of dollars, except per unit amounts) **Operating Results**	**For the nine months ended Feb. 28, 2006**	**For the twelve months ended May 31, 2005**
Revenue	979,428	1,195,058
Income before taxes	367,464	447,915
Net income	387,583	483,908
Basic and diluted net income per Unit[(1)]	$1.36	$1.65

Balance Sheet Data	**As at Feb. 28, 2006**
Current assets	392,053
Total assets	2,822,349
Current liabilities	443,186
Unitholders' equity	1,507,380

(1) Reflects the one-for-one exchange of one CI Share for one Unit or one Exchangeable LP Unit of CI Public Partnership.

THE ARRANGEMENT

The Meeting

CI Financial has called the Meeting of the holders of issued and outstanding CI Shares as a special meeting pursuant to the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution. The Meeting will be held at the head office of CI Financial located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, on June 22, 2006 at 10:00 a.m. (Toronto time).

The Arrangement

The purpose of the Arrangement is to create the Fund as an income trust. Pursuant to the terms of the Arrangement, Shareholders will be entitled to elect to receive in exchange for their CI Shares, either:

- Units, on the basis of one Unit for each CI Share held; or
- Exchangeable LP Units, related Ancillary Rights and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will equal the number of CI Shares held.

Other than the Sun Life Preference, all holders of CI Shares will be treated equally under the Arrangement, if implemented.

Background and Reasons for the Arrangement

Management of CI Financial and its board of directors believe that an income trust structure could provide incremental benefit to Shareholders relative to the current corporate structure of CI Financial. It is anticipated that the business and operations of CI Financial will not be negatively affected by the reorganization.

Some of the reasons considered for converting CI Financial to an income trust are:

- Both management and the board of directors of CI Financial believes that values in the market for businesses with stable, predictable cash flows are often significantly superior when businesses are owned by investors through an income trust that is committed to distributing substantially all of its cash flow to securityholders, rather than directly through ownership of shares of a corporation that retains its cash flow;
- It is anticipated that the combined value of distributions plus the market value of the Units will be greater than the combined value of dividends that could otherwise be paid on the CI Shares plus the market value of the CI Shares;
- The conversion of CI Financial into an income trust is expected to attract new investors and provide, in the aggregate, a more active and liquid market for the Units than exists for the CI Shares;
- It is anticipated that an income trust structure will both facilitate future growth of CI Financial, through greater access to capital fund growth, and enhance Unitholder value; and
- It is anticipated that the cash distributions to Unitholders will provide an attractive return to Unitholders.

Arrangement Steps

Pre-Arrangement Steps

Prior to the Effective Date, each of the events below will have taken place:

(a) the Fund will have been formed as an open-ended limited purpose trust established under the laws of Ontario pursuant to the Fund Declaration of Trust;

(b) CI General Partner will have been incorporated pursuant to the laws of Ontario. One common share of CI General Partner will have been issued to the Fund for a nominal amount;

(c) CI Public Partnership will have been established pursuant to the laws of Manitoba. One general partnership unit will be issued to CI General Partner for a nominal amount. One Class A LP Unit of CI Public Partnership will have been issued to the Fund for a nominal amount;

(d) CI Acquisitionco will have been incorporated pursuant to the laws of Ontario. One common share will have been issued to CI Public Partnership for a nominal amount; and

(e) Assante Acquisitionco will have been incorporated pursuant to the laws of Canada. One common share will have been issued to CI Acquisitionco for a nominal amount.

Arrangement Steps

On the Effective Date, at the Effective Time, each of the events below will be deemed to occur sequentially without further act or formality:

(a) CI Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be repurchased by CI Financial for cash consideration equal to fair market value of the CI Shares determined as of the close of business on the day preceding the Effective Date and be cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their CI Shares;

(b) Shareholders, other than Shareholders who properly make the election described in subparagraph (d), will transfer their CI Shares or Holdco Shares to the Fund in exchange for Units on a one-for-one basis;

(c) the Fund will transfer the CI Shares and Holdco Shares held by it, and the Units and Special Voting Units to be distributed in subparagraph (d), to CI Public Partnership in exchange for additional Class A LP Units;

(d) Shareholders, other than Excluded Shareholders, who properly elect with respect to the transfer (the "**Electing Shareholders**"), will transfer their CI Shares or Holdco Shares to CI Public Partnership in exchange for a combination of Exchangeable LP Units and related Ancillary Rights and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will be equal to the number of CI Shares and Holdco Shares transferred. Electing Shareholders who receive Units will also be entitled to designate that a portion of their CI Shares or Holdco Shares will be transferred only for Exchangeable LP Units (and related Ancillary Rights), and the remainder of their CI

Shares or Holdco Shares will be transferred only for Units (in the order set out in such designation);

(e) each outstanding CI Option (which has not been exercised) will be exchanged for one Fund Option. Each Fund Option will have the same exercise price and vesting dates as the CI Option which it replaces;

(f) CI Public Partnership will transfer all of the issued and outstanding CI Shares and Holdco Shares to CI Acquisitionco in consideration for (i) the CI Note, having a principal amount equal to or less than the aggregate adjusted cost base to CI Public Partnership of the CI Shares and Holdco Shares; and (ii) common shares of CI Acquisitionco;

(g) CI Financial may file an election with CRA on the Effective Date, to be effective prior to the amalgamation described in subsection (i) below, to cease to be a public corporation for the purposes of the Tax Act;

(h) immediately prior to the amalgamation described in subsection (i) below, the paid-up capital of the CI Shares, the shares of CI Investments, the shares of Skylon (if it has not been previously amalgamated) and the Holdco Shares will be reduced to $1.00, without a distribution thereon;

(i) CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco will amalgamate to form CI Amalco. Upon the amalgamation:

  (i) all of the property (except shares of the capital stock of any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become the property of CI Amalco by virtue of the amalgamation;

  (ii) all of the liabilities (including, for greater certainty, the CI Note but excluding amounts payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities of CI Amalco by virtue of the amalgamation; and

  (iii) all of the shareholders (except any predecessor corporation) who own shares of the capital stock of any predecessor corporation immediately before the amalgamation, being CI Public Partnership, will continue to own shares of the capital stock of CI Amalco by virtue of the amalgamation. All shares in the capital stock of a predecessor corporation held by another predecessor corporation will be cancelled without payment therefor; and

(j) CI Amalco will transfer all of the issued and outstanding shares of Assante to Assante Acquisitionco in consideration for (i) the Assante Note, having a principal amount equal to or less than the adjusted cost base to CI Amalco of the Assante shares; and (ii) common shares of Assante Acquisitionco.

Post-Arrangement Steps

Following the above events, a number of transactions will occur, including following:

(a) the CI Shares will be delisted from the TSX;

(b) the Units will be listed on the TSX;

(c) the initial Class A LP Unit issued to the Fund will be redeemed for its nominal issue price and the initial Units issued to the Settlor will be redeemed for their nominal issue price;

(d) immediately prior to the amalgamation described in subsection (e) below, the paid-up capital of the shares of Assante, AAS and UFC will be reduced to $1.00, without a distribution thereon; and

(e) Assante, Assante Acquisitionco, AAS and UFC will amalgamate to form Assante Amalco. Upon the amalgamation:

  (i) all of the property (except shares of the capital stock of any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become the property of Assante Amalco by virtue of the amalgamation;

  (ii) all of the liabilities (including, for greater certainty, the Assante Note but excluding amounts payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities of Assante Amalco by virtue of the amalgamation; and

  (iii) all of the shareholders (except any predecessor corporation) who own shares of the capital stock of any predecessor corporation immediately before the amalgamation, being CI Amalco, will continue to own shares of the capital stock of Assante Amalco by virtue of the amalgamation.

Exchangeable LP Unit Election

Shareholders (other than Excluded Shareholders) may elect, subject to the limitations described below, to receive Exchangeable LP Units as full or partial consideration for their CI Shares (or Holdco Shares). For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. **However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. CI Financial provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units. Shareholders who are considering receiving Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the holding of Exchangeable LP Units.** Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including, but not limited to, (i) restrictions on transferability, and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI General Partner. The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of their holder. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. Holders of Exchangeable LP Units will receive Special Voting Units of the Fund that will each entitle their holder to one vote at meetings of Unitholders of the Fund.

The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. In exercising its discretion to fix the Maximum Number, the board of directors of CI Financial intends to maximize the availability of Exchangeable LP Units having regard to the circumstances in a manner which, in the opinion of the board of directors, minimizes potential adverse consequences to any member of the Fund Group. In determining the Maximum Number, the board of directors of CI Financial will take into consideration, among other things, the market value of CI Shares at the Effective Time, the

number of Shareholders not electing Exchangeable LP Units and the amount of the CI Note. There can be no assurance that any Electing Shareholder, other than Sun Life, will receive any Exchangeable LP Units. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: (i) first, Sun Life will be entitled to that number of the Exchangeable LP Units which it has elected to receive, and (ii) the remaining available Exchangeable LP Units will be allocated *pro rata* in accordance with the following formula: the total number of the remaining Exchangeable LP Units available divided by the total number of Exchangeable LP Units elected by Electing Shareholders other than Sun Life multiplied by the number of Exchangeable LP Units elected by the particular Electing Shareholder. The balance of the consideration received by Electing Shareholders will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of CI Financial will have the discretion to require Electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their CI Shares or Holdco Shares, as set out in the Letter of Transmittal and Election Form. The board of directors of CI Financial, after taking into consideration its current estimate of the number of Electing Shareholders and current market conditions, among other things, anticipates that the Maximum Number will be between 50% and 60% of the outstanding CI Shares.

For eligible Shareholders that elect to receive Exchangeable LP Units, CI General Partner will make the necessary joint tax elections with such Shareholders. However, neither CI General Partner nor CI Public Partnership will be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. CI General Partner and CI Public Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder provided the Depositary receives, in the case of the Standard Letter of Transmittal and Election Form, by the Election Deadline, and in the case of the Holdco Letter of Transmittal and Election Form, by the Holdco Election Deadline, and any such tax election is received by CI Public Partnership within 60 days following the Effective Date. See "Description of CI Public Partnership – Exchangeable Partnership Units", "Description of CI Public Partnership – Transfer of Partnership Units" and "Canadian Federal Income Tax Considerations".

The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Units and will be exchangeable for Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Excluded Shareholders will only be eligible to receive Units in exchange for their CI Shares.

Each Special Voting Unit will represent one vote per unit at meetings of the Unitholders, but otherwise will represent no economic interest in the Fund. In particular, the Special Voting Units will not entitle their holders to any distributions of income or capital of the Fund, whether in the ordinary course as determined by the Trustees or on a liquidation of the Fund. In addition, the holders of Special Voting Units will have no legal or beneficial interest in the assets of the Fund.

Shareholders who do not (i) validly deposit with the Depositary, a duly completed Standard Letter of Transmittal and Election Form on or before the Election Deadline, or a duly completed Holdco Letter of Transmittal and Election Form on or before the Holdco Election Deadline, as applicable, and (ii) fully comply with the requirements of the Letter of Transmittal and Election Form, and the instructions therein in respect of the election to receive Exchangeable LP Units, will be deemed to have elected to receive only Units for their CI Shares or Holdco Shares. A copy of the Standard Letter of Transmittal and Election Form is enclosed with this Information Circular. A copy of the Holdco Letter of Transmittal and Election Form may be obtained on request from the Depositary.

Shareholders who are Excluded Shareholders will not be permitted to elect to receive Exchangeable LP Units for their CI Shares and thereby become a partner of CI Public Partnership. Electing Shareholders will be required to provide a representation in the Letter of Transmittal and Election Form that they are not an Excluded Shareholder. Should it be determined that an Electing Shareholder was in fact an Excluded Shareholder at the time of the issuance of Exchangeable LP Units, the issuance of such Exchangeable LP Units will be cancelled and be deemed to be void *ab initio* such that the Shareholder will be considered to never have received such Exchangeable LP Units and only to have received the applicable number of Units. In such circumstances, the Electing Shareholder will be issued the applicable number of Units together with any distributions declared thereon since the Effective Date and any distributions received on the Exchangeable LP Units since the Effective Date will be required to be refunded to CI Public Partnership.

Commencing January 1, 2007, holders of Exchangeable LP Units will be entitled to exchange their Exchangeable LP Units at any time for Units in accordance with the CI Public Partnership Agreement and the Exchange Agreement. In certain circumstances, CI Public Partnership has the right to require the Exchangeable LP Units to be exchanged. There are other consequences of holding Exchangeable LP Units that are different from those of holding Units. See "Description of CI Public Partnership – Exchange Agreement".

Holdco Alternative

The Plan of Arrangement provides that Shareholders who hold CI Shares indirectly through a Holdco have the option of transferring their Holdco Shares to CI Public Partnership. Pursuant to the terms of the Plan of Arrangement, Holdco Shares held by the Shareholder will be transferred either: (i) to the Fund in consideration for Units; or (ii) to CI Public Partnership in consideration for a combination of Exchangeable LP Units, related Ancillary Rights and (possibly) Units, subject to the Sun Life Preference and proration in the case of Exchangeable LP Units. The result of the Arrangement will be that such Shareholder will receive the identical consideration that would have been received by the Shareholder in the Arrangement if such Shareholder held the CI Shares held by the Holdco directly.

The Holdco Alternative may require a Shareholder to implement a complex corporate structure through which the Shareholder will hold its CI Shares. The Holdco Alternative will have income tax consequences to a particular Shareholder which are not described herein. Shareholders wishing to avail themselves of the Holdco Alternative should consult their own tax and legal advisors.

A Shareholder will be permitted to avail itself of the Holdco Alternative provided that all of the following terms and conditions are satisfied:

(a) the Shareholder's holding company satisfies all of the conditions to be a Holdco;

(b) the Shareholder and its Holdco enter into a Holdco Agreement with the Fund and CI Public Partnership, in form satisfactory to the Fund and CI Public Partnership;

(c) the Shareholder properly completes and duly executes a Holdco Letter of Transmittal and Election Form (in a form prepared by the Fund to be provided by the Depositary at the request of any Shareholder) in respect of the Holdco Shares and CI Shares held by the Holdco; and

(d) the Shareholder and its Holdco agree that the rights and obligations of the Fund and CI Public Partnership under the Holdco Agreement will terminate if the Arrangement is not completed in accordance with the Arrangement Agreement and the Plan of Arrangement,

provided that the Holdco Agreement (referred to in (b) above) and the Holdco Letter of Transmittal and Election Form (referred to in (c) above) together with any accompanying required documentation must be returned to the Depositary at or prior to the Holdco Election Deadline.

Structure Following the Closing of the Arrangement

The following diagram illustrates the organizational structure of the Fund following implementation of the Arrangement and the transactions contemplated in connection therewith:



Unitholders
CI Financial Income Fund
the "Fund")
(Ontario)
100% Common Shares
CI Financial General
Partner Corp.
("CI General Partner")
(Ontario)
Class A LP Units
General Partners Interest
Canadian International LP
("CI Public Partnership")
(Manitoba)
Exchangeable LP Units
Holders of
Exchangeable LP
Units(1)
100% Common Shares
CI Note
CI Investments Inc.
("CI Amalco")
(Ontario)
Assante Note
100%
100%
Other
CI Investments
Corporations
United Financial Corporation
("Assante Amalco")
(Canada)
(2)
100%
100%
100%
Other Assante
Corporations
Assante Capital
Management Ltd.
(Canada)
Assante Financial
Management Ltd.
(Ontario)

(1) As part of the Arrangement, Shareholders may, subject to certain restrictions, elect to transfer to CI Public Partnership all or a portion of their CI Shares and/or Holdco Shares in consideration for Exchangeable LP Units. Holders of Exchangeable LP Units will receive related Ancillary Rights, including, among other things, Special Voting Units of the Fund that will each entitle the holder to one vote for each Exchangeable LP Unit at meetings of Unitholders of the Fund.

(2) Assante Amalco will own shares of Subsidiaries directly and indirectly.

The Fund intends to provide Unitholders with an attractive annual cash-on-cash yield by making monthly cash distributions to Unitholders. The Fund's distributions will be indirectly supported by the operating activities of the Fund Group. CI Amalco will be managed by its existing management team, and will own, directly or indirectly, all of CI Financial's, CI Investments' and Skylon's existing assets following the completion of the Arrangement and will continue to pursue CI Financial's current business strategy.

Management and Administration Arrangements

The Fund will not be managed by a third party manager. The Fund, CI Public Partnership and CI Amalco will enter into the Administration Agreement pursuant to which CI Public Partnership and CI Amalco will provide certain administrative and support services to the Fund. See "Description of the Fund – Administration Agreement".

CI Public Partnership, CI Amalco and Assante Amalco will enter into a Management Agreement pursuant to which CI Public Partnership will provide certain management and finance related services to CI Amalco, Assante Amalco and their Affiliates. See "Description of CI Public Partnership – Management Agreement".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the parties thereto.

The full text of the Plan of Arrangement is attached as Exhibit 1 to the Arrangement Agreement attached as Appendix "A" to this Information Circular.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. The following procedural steps must be taken for the Arrangement to become effective:

(i) the Arrangement must be approved by the Shareholders, voting in person or by proxy at the Meeting;

(ii) the Arrangement must be approved by the Court pursuant to the Final Order;

(iii) each of the conditions precedent to the Arrangement, including those set out in the Arrangement Agreement, must be satisfied or otherwise waived by the appropriate parties;

(iv) the Articles of Arrangement and related documents, in the form prescribed by the OBCA, together with a copy of the Final Order and the Plan of Arrangement, must be filed in accordance with the OBCA and the Final Order; and

(v) the Certificate must be issued by the Director.

Shareholder Approvals

Pursuant to the Interim Order, the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the aggregate votes cast by the Shareholders voting together

as a single class and by a majority of the votes cast by the Minority Shareholders, attending the Meeting in person or by proxy. See "The Arrangement – Shareholder Approvals".

CI Financial has been advised by Sun Life that it intends to vote in favour of the Arrangement provided that the Tax Ruling and the final form of the material contracts of the Fund Group relating to the Arrangement are satisfactory to Sun Life.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the board of directors of CI Financial, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. See Appendix "C" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

The OBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order which is attached to this Information Circular as Appendix "G", CI Financial will make application to the Court for the Final Order. The Notice of Application applying for the Final Order is included with this Information Circular as Appendix "F".

The application for the Final Order approving the Arrangement is expected to be made on June 27, 2006, at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, at 393 University Avenue, Toronto, Ontario. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so in accordance with the provisions of the Interim Order. Pursuant to the Interim Order, such parties shall serve upon CI Financial a notice of appearance, together with any evidence or materials which such party intends to present to the Court, all in accordance with Ontario Rules of Civil Procedure, and shall file such materials with the Court in accordance with the applicable rules of civil procedure. Service of such notice shall be effected by service upon the solicitors for CI Financial: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6, Attention: Francy Kussner; Telephone: (416) 597-4188; Facsimile: (416) 979-1234.

The Units, Exchangeable LP Units and Special Voting Units to be distributed or transferred pursuant to the Arrangement will not be registered under the 1933 Act and are being distributed in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that, if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

CI Financial has been advised by its counsel, Goodmans LLP, that the Court has broad discretion under the OBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and from a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Depending upon the nature of any required amendments, CI Financial or the Fund may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

On the Effective Date at the Effective Time, a series of transactions will be deemed to occur in order to convert CI Financial and its business from a corporate structure to an income trust structure. See "The Arrangement".

The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:

1. receipt of the Tax Ruling in a form satisfactory to Sun Life (which condition cannot be waived without the consent of Sun Life);

2. the Arrangement Resolution will have been passed at the Meeting by the affirmative vote of not less than two-thirds of the aggregate votes cast by the Shareholders voting together as a single class and by a majority of the votes cast by the Minority Shareholders, in each case, attending the Meeting in person or by proxy;

3. the Arrangement will have been approved by the Court pursuant to the Final Order;

4. there will not be in force any order or decree which restrains or enjoins the consummation of the transactions contemplated by the Arrangement Agreement;

5. Dissent Rights will not be exercised in respect of more than 1% of the outstanding CI Shares;

6. the board of directors of CI Financial will be satisfied, in its sole discretion, that Non-residents and partnerships (other than Canadian partnerships) will not be beneficial owners of more than 45% of the Units immediately following Closing;

7. the conditional approval of the TSX for the listing of the Units to be issued pursuant to the Arrangement will have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

8. there will have been no material change, as of the Effective Date, with respect to the income tax laws or policies of Canada which would have a material adverse effect on the transactions contemplated by the Arrangement;

9. all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required for the completion of the Plan of Arrangement will have been obtained; and

10. the Arrangement Agreement will not have been terminated under Article 5 thereof.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA.

Regulatory Approvals

The business of CI Financial is, and following the Effective Date the business of the Fund Group will be subject to regulation by security regulatory authorities in Canada including regulation under securities legislation of each of the provinces and territories of Canada and pursuant to the general by laws, rules and policies of the IDA, MFDA and TSX. The completion of the Arrangement will require the approval of, or notification of, various of these securities regulatory authorities. All necessary notifications and applications will be made to the applicable authorities. Completion of the Arrangement is conditional upon the receipt of the requisite material consents and approvals.

Sun Life Preference

Under the proposed terms of the Arrangement, Sun Life will be afforded the Sun Life Preference, as defined and described in this Information Circular, relating to Sun Life's right to receive Exchangeable LP Units of CI Public Partnership in priority to other Electing Shareholders.

At a meeting held on May 18, 2006, the board of directors of CI Financial determined that it was of the view that it is in the best interests of CI Financial and Shareholders to establish a special committee of independent directors of CI Financial (the "**Special Committee**") to consider, on behalf of CI Financial and the Minority Shareholders, the Arrangement and to provide recommendations to the board of directors of CI Financial in connection with the Arrangement.

The Special Committee, consisting of Messrs. Ronald D. Besse, G. Raymond Chang, A. Winn Oughtred, George W. Oughtred and David J. Riddle, was therefore constituted on May 18, 2006 and was authorized and empowered to, among other things: (a) determine if the Arrangement is in the best interests of CI Financial and the Shareholders having regard to the Sun Life Preference, (b) to determine if required, and supervise if required, any appraisals, valuations or other assessments required in connection with the Arrangement (including any fairness opinion or any "formal valuation" that may be required in connection with the Arrangement under OSC Rule 61-501 of the Ontario Securities Commission or any similar requirement), (c) to engage Genuity Capital Markets for the purpose of obtaining the Fairness Opinion, (d) to review and consider any consideration to be provided to Sun Life in connection with the Arrangement; and (e) to report its findings to the board of directors of CI Financial and make recommendations to the board of directors as to whether, and as to the appropriate terms and conditions under which, the board of directors should, to the extent applicable, consider approving any part or all of the Arrangement.

Canadian Securities Law Matters

CI Financial is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including OSC Rule 61-501 and Regulation Q-27 of the Autorité.

Each of OSC Rule 61-501 and Regulation Q-27 is intended to regulate certain transactions to ensure equality of treatment to securityholders generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

The protections of OSC Rule 61-501 and Regulation Q-27 generally apply to "business combinations" and "going private transactions" which terminate the interests of securityholders without their consent. The Arrangement may be considered a "business combination" under OSC Rule 61-501, and "going private transaction" under Regulation Q-27, because it is an arrangement as a consequence of which the interests of a Shareholder may be terminated without the Shareholder's consent. The Arrangement is also a "related party transaction" under OSC Rule 61-501 and Regulation Q-27 but is exempt from the

substantive provisions of these rules, which are applicable to related party transactions as the "business combination" or "going private transaction" requirements, as applicable, apply. Despite the fact that the Arrangement constitutes a "business combination", CI Financial is not required to obtain a formal valuation under OSC Rule 61-501 since a related party of CI Financial is neither, as a consequence of the Arrangement, directly or indirectly acquiring CI Financial or its business nor a party to a "connected transaction" to the Arrangement (within the meaning of OSC Rule 61-501).

As the Arrangement may constitute a "going private transaction" for the purposes of Regulation Q-27, it could require CI Financial to obtain a formal valuation for the Arrangement. An application for an exemption from this requirement will be submitted to the Autorité.

Recommendations of the Special Committee

Based upon the factors described below, the Special Committee concluded that:

- the Arrangement is fair from a financial point of view to the Minority Shareholders;
- the board of directors of CI Financial should approve the Arrangement subject to Minority Approval and receipt of all required regulatory approvals and should authorize submitting the Arrangement to Shareholders for consideration; and
- the board of directors of CI Financial should recommend that Shareholders approve the Arrangement.

In reaching its conclusions and determining to make its recommendations with respect to the Arrangement, the Special Committee considered a variety of factors including, without limitation, the Fairness Opinion which, taken as a whole, support the conclusions and recommendations of the Special Committee.

The Special Committee has reported to the board of directors of CI Financial its determination that the Arrangement is fair to Minority Shareholders, having regard to the Sun Life Preference.

Fairness Opinion

The board of directors of CI Financial retained Genuity Capital Markets to address the fairness, from a financial point of view, of the Arrangement to the Minority Shareholders. The Fairness Opinion states that, in Genuity Capital Markets' opinion, as of May 18, 2006, the consideration to be received by Minority Shareholders upon completion of the Arrangement is fair from a financial point of view, to Minority Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix "E" to this Information Circular.

Recommendation of the Board of Directors

CI Financial's board of directors, based on its own investigations, including its consideration of the recommendations of the Special Committee and Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable, and in the best interests of Shareholders, and recommends that Shareholders vote in favour of the Arrangement.

Each member of the board of directors and each senior officer of CI Financial and its Material Subsidiaries intends to vote all CI Shares held, whether directly or indirectly, or controlled or directed by them in favour of the Arrangement Resolution. As at the date hereof, the directors and senior officers of CI Financial and its Material Subsidiaries own, directly or indirectly, or exercise control

or direction over 38,580,129 CI Shares representing approximately 13.5% of the votes attached to the outstanding CI Shares.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, CI Financial will apply for the Final Order approving the Arrangement. If the Final Order is obtained on or before June 27, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, CI Financial currently expects the Effective Date will be on or about June 30, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective on the acceptance for filing of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required pursuant to the OBCA and/or the Final Order.

CI Financial's current objective is to have the Effective Date occur on or about June 30, 2006, with effect as of the Effective Time. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 27, 2006.

Procedure for Deposit of CI Shares

Letter of Transmittal and Election Form

Shareholders must complete and return the Standard Letter of Transmittal and Election Form together with the certificate(s) representing their CI Shares on or before the Election Deadline or the Holdco Letter of Transmittal and Election Form together with the Holdco Agreement on or before the Holdco Election Deadline, to the Depositary at one of the offices specified in the Letter of Transmittal and Election Form, if they wish to elect to transfer their CI Shares and/or Holdco Shares to CI Public Partnership for consideration including Exchangeable LP Units under the Arrangement. Where (i) no election is made to transfer CI Shares and/or Holdco Shares to CI Public Partnership for Exchangeable LP Units; (ii) the election is not properly made; or (iii) either the Standard Letter of Transmittal and Election Form and/or the certificate(s) representing CI Shares or the Holdco Letter of Transmittal and Election Form and/or Holdco Agreement, as applicable, are received after the Election Deadline or Holdco Election Deadline, as applicable, a Shareholder will be deemed to have elected to transfer each of their CI Shares (or Holdco Shares) to the Fund in exchange for Units. A copy of the Standard Letter of Transmittal and Election Form is enclosed with this Information Circular. A copy of the Holdco Letter of Transmittal and Election Form and form of Holdco Agreement may be obtained on request from the Depositary.

General

Shareholders whose CI Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their CI Shares.

Additional copies of the Standard Letter of Transmittal and Election Form will be sent to any Shareholder who advises the Depositary, that he, she or it did not receive the Standard Letter of Transmittal and Election Form. In addition, further copies of the Standard Letter of Transmittal and Election Form and the Holdco Letter of Transmittal and Election Form together with the form of Holdco Agreement will be available for pick-up at the offices of the Depositary.

If a certificate representing CI Shares has been lost or destroyed, the Letter of Transmittal and Election Form must be completed as fully as possible and forwarded to the Depositary together with a letter stating the loss. The Depositary will respond with replacement requirements, which must be properly completed and returned prior to the Election Deadline.

Any certificates representing CI Shares (or Holdco Shares) that are not deposited contemporaneously with a duly completed Letter of Transmittal and Election Form (or at a later date permitted by the applicable Holdco Agreement) and with any other documents as may be reasonably required shall, after the Effective Date, represent the right to receive only Units in respect thereof. If certificates formerly representing CI Shares (or Holdco Shares) have not been so deposited on or before the sixth anniversary of the Effective Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of CI Shares previously represented thereby to Units shall be deemed to be surrendered to the Fund together with all distributions thereon held for such Shareholder.

The use of mail to transmit certificate(s) representing CI Shares or Holdco Shares (if applicable), the Letter of Transmittal and Election Form and the Holdco Agreement (if applicable) is at each Shareholder's risk. CI Financial recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on (i) the Letter of Transmittal and Election Form, and (ii) certificates representing CI Shares or Holdco Shares (if applicable) must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Units after the Effective Date, Shareholders must submit their share certificate(s) for CI Shares or Holdco Shares (if applicable) to the Depositary.

Excluded Shareholders may not elect to transfer their CI Shares to CI Public Partnership.

Dissenting Shareholders' Rights

The following is a summary of Section 185 of the OBCA and the requirements of the Interim Order. These provisions are technical and complex. Any Shareholder who wishes to exercise his or her Dissent Rights should consult a legal advisor. Failure to provide CI Financial with a Dissent Notice at or prior to 5:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting and to strictly comply with the requirements of Section 185 of the OBCA, subject to and as modified by the Interim Order may prejudice a Shareholder's ability to exercise its Dissent Right.

The full text of the Interim Order and Section 185 of the OBCA are attached hereto as Appendices "H" and "B", respectively. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights as described herein, based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Shareholder is entitled to dissent and be paid by CI Financial the fair value of the holder's CI Shares provided that the Arrangement Resolution is passed, the Arrangement becomes effective and such Shareholder has provided a Dissent Notice to CI Financial at 2 Queen Street East, Toronto, Ontario M5C 3G7, Attention: Corporate Secretary, at or prior to 5:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment(s) or postponement(s) thereof. It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA which would permit a Dissent Notice to be provided at or prior to the Meeting. In addition, the Shareholder must strictly comply with the requirements of the Interim Order and Section 185 of the OBCA (as modified by the Interim Order). Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid the fair value, as of the close of business on the day before the Arrangement Resolution is passed, of their CI Shares by CI Financial. In order for a registered Shareholder to dissent, a Dissent Notice must be delivered to CI Financial at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7, Attention: Corporate Secretary, at or prior to 5:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting. A

vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution does not constitute a Dissent Notice. It should be noted that while delivery of a Dissent Notice does not preclude a Shareholder from voting at the Meeting, any holder who votes for the Arrangement Resolution at the Meeting will thereafter be precluded from exercising any Dissent Rights under the OBCA or the Interim Order.

A Shareholder may dissent only with respect to all of the securities of a class held by such holder, or on behalf of any one beneficial owner, and registered in such holder's name. The Dissent Notice must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's security certificates. If the securities are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the Dissent Notice should be given in that capacity. If the securities are owned of record by more than one Person, as in a joint tenancy or tenancy in common, the Dissent Notice should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the Dissent Notice for a holder of record; however, such agent must expressly identify the record owner or owners, and expressly disclose in such Dissent Notice that the agent is acting as agent for the record owner or owners.

Anyone who is a beneficial owner of CI Shares registered in the name of a broker, custodian, nominee or other intermediary and who wishes to dissent should be aware that only registered shareholders are entitled to exercise Dissent Rights. A registered holder who holds securities as nominee for more than one beneficial owner, some of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holders. In such case, the Dissent Notice should specify the number and class of securities covered by it.

Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, either the Fund, or its successor, is required to send notice that the Arrangement Resolution has been adopted to each Dissenting Shareholder who properly delivered a Dissent Notice, has otherwise complied with the requirements of the Interim Order and Section 185 of the OBCA (as modified by the Interim Order), and has not withdrawn the Dissent Notice prior to the Effective Date (disregarding any withdrawal of the Dissent Notice received after the Effective Date). A Dissenting Shareholder must, within 20 days after receiving such notification or, if such notification is not received, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Fund, or its successor, a written notice (the "**Demand for Payment**") containing the Dissenting Shareholder's name and address, the number and class of securities in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such securities. Within 30 days after sending the Demand for Payment, a Dissenting Shareholder must send certificates representing the securities in respect of which such Dissenting Shareholder dissents to the Fund, or its successor, or the Transfer Agent. The Fund, or its successor, or the Transfer Agent will endorse on such Demand for Payment or such certificates a notice that the holder thereof is a Dissenting Shareholder under Section 185 of the OBCA and will forthwith return such certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send such certificates within the aforementioned time limits has no right to make any further claim under Section 185 of the OBCA.

At the Effective Time, notwithstanding anything to the contrary in Section 185 of the OBCA, a Dissenting Shareholder shall, in accordance with the provisions of the Interim Order, the Final Order and the Plan of Arrangement, cease to have any rights as a holder of CI Shares other than the right to be paid the fair value of such securities as determined in accordance with Section 185 of the OBCA, unless the Dissenting Shareholder withdraws his, her or its Dissent Notice prior to the Effective Time.

Not later than seven days after the later of the Effective Date and the date on which CI Amalco receives a Demand for Payment, CI Financial will send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay relating to CI Shares covered by the Demand for Payment. The amount offered

in such Offer to Pay will be an amount determined by the board of directors of CI Amalco to be the fair value of such securities. In addition, the Offer to Pay will be accompanied by a statement showing how such fair value was determined. Every Offer to Pay for securities of the same class or series shall be on the same terms. The amount shown in any Offer to Pay which is accepted by a Dissenting Shareholder will be paid by CI Amalco within 10 days of such acceptance, but an Offer to Pay will lapse if CI Financial has not received an acceptance from the Dissenting Shareholder within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by CI Amalco or if a Dissenting Shareholder fails to accept an Offer to Pay, CI Amalco may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of CI Shares held by the Dissenting Shareholder. If CI Amalco fails to apply to the Court, the Dissenting Shareholder may apply to the Court within a period of 20 further days or within such further period as the Court may allow. No Dissenting Shareholder will be required to post security for costs in any such court application.

On making an application to the Court, CI Amalco must give each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay notice of the date, place and consequences of the application and of his, her or its right to appear and be heard either in person or through counsel. All Dissenting Shareholders whose CI Shares have not been purchased by CI Amalco will be joined as parties to any such application and will be bound by the decision rendered by the Court. The Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party to such application.

The Court shall fix the fair value of CI Shares held by all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Expenses of the Arrangement

The estimated costs to be incurred by CI Financial and the Fund Group relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular, are expected to be approximately $3,500,000.

Stock Exchange Listings

It is a condition of the Arrangement that the Units to be issued or reserved for issuance in connection with the Arrangement be conditionally approved for listing on the TSX. Listing will be subject to the Fund fulfilling all of the requirements of the TSX.

Securities Law Matters

Canadian Securities Laws

The Units and the Exchangeable LP Units and related Special Voting Units to be issued or transferred pursuant to the Arrangement will be issued or transferred in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada. The Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of each of the provinces of Canada.

The Exchangeable LP Units will not be transferable other than in connection with an exercise of the Exchange Rights or upon the death of their holder. In addition, the Exchangeable LP Units will not be

listed on the TSX or any other stock exchange or quotation system. Where necessary, applications will also be made so as to relieve CI Public Partnership from certain of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

United States Securities Laws

The Units and Exchangeable LP Units to be distributed or transferred pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Units, Exchangeable LP Units or Special Voting Units issued to a former Shareholder who is not an "affiliate" of CI Financial immediately before the Arrangement, and is not an "affiliate" of the Fund immediately after the Arrangement, may be resold without restriction under the 1933 Act. Former Shareholders who are affiliates of CI Financial prior to the Arrangement, or affiliates of the Fund after the Arrangement, may not re-sell their Units, Exchangeable LP Units or Special Voting Units without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of CI Financial or the Fund is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with CI Financial or the Fund, as the case may be.

U.S. residents who are not Excluded Shareholders and who elect to receive Exchangeable LP Units shall not be entitled to exercise Exchange Rights unless an exemption from registration under the 1933 Act is available at the time Exchange Rights are sought to be exercised. The Exchangeable LP Units are subject to additional (i) restrictions on transferability, and (ii) restrictions on the exercise of Exchange Rights described in this Information Circular.

Shareholders are urged to consult with their legal advisors concerning resale restrictions and restrictions on the exercise of Exchange Rights in their particular circumstances arising under applicable securities laws.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon on the Effective Date by Goodmans LLP (regarding Canadian laws), and Arnold & Porter LLP (regarding U.S. laws) on behalf of CI Financial. Genuity Capital Markets has provided the Fairness Opinion in connection with the transaction. As at May 26, 2006, the officers and directors of Genuity Capital Markets, the partners of Goodmans LLP and the partners of Arnold & Porter LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding CI Shares (in the case of each firm).

THE BUSINESS

CI Financial is, and following the Effective Date the Fund will be, a leading investment fund management and wealth management firm serving retail clients, institutional investors and affluent individual investors. Its revenues are derived principally from the fees earned on management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. For a full description of the business, the annual information form of CI Financial dated July 31, 2005 should be consulted. See "Documents Incorporated by Reference".

DESCRIPTION OF THE FUND

The Fund is an unincorporated, open-ended limited purpose trust governed by the laws of the Province of Ontario and created pursuant to the Fund Declaration of Trust. It is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act. Immediately following the completion of the Arrangement, the Fund will own all of the issued and outstanding Class A LP Units and shares of CI General Partner.

The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Fund Declaration of Trust, which summary does not purport to be complete. Reference is made to the Fund Declaration of Trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The Fund Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

- acquiring, investing in, transferring, disposing of and otherwise dealing with securities of CI General Partner, CI Public Partnership and other corporations, partnerships, trusts or other Persons engaged, directly or indirectly, in the provision of financial services, including, without limiting the foregoing, investment fund management and wealth management services, and such other investments as the Trustees may determine;

- acquiring, investing in, transferring, disposing of and otherwise dealing, directly or indirectly, with securities of any member of the Fund Group in connection with the Fund's obligations under the Arrangement Agreement and/or the Exchange Agreement;

- temporarily holding cash in interest-bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund, paying amounts owing by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

- issuing Units, Special Voting Units and other securities of the Fund (including convertible securities or securities exchangeable for Units or warrants, options or other rights to acquire Units or other securities of the Fund), including for the purpose of:

  (i) obtaining funds to conduct the activities of the Fund, including raising funds for acquisitions and business development;

  (ii) implementing Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Fund or any member of the Fund Group;

  (iii) making non-cash distributions to holders of Units as contemplated by the Fund Declaration of Trust, including pursuant to distribution reinvestment plans, if any, established by the Fund; and

  (iv) giving effect to the exchanges contemplated by the Exchange Agreement;

- issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the property of the Fund as security;

- guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any member of the Fund Group, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the property of the Fund, including securities issued any member of the Fund Group, as the case may be, as security for that guarantee;

- disposing of any part of the property of the Fund subject to the provisions of the Fund Declaration of Trust;

- issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

- repurchasing securities issued by the Fund, including Units, subject to the provisions of the Fund Declaration of Trust and applicable law;

- satisfying the obligations, liabilities or indebtedness of the Fund;

- implementing and administering any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit option plan or other compensation plan contemplated by the Fund Declaration of Trust; and

- undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course, including investing in securities and compliance with public issuer obligations, as shall be approved by the Trustees from time to time or as contemplated by the Fund Declaration of Trust,

provided that the Fund shall not undertake any activity, take any action, fail to take any action, or make or retain any investment that would result in the Fund not being considered a mutual fund trust for purposes of the Tax Act. In connection with this duty, the Trustees have broad authority and will be entitled to take such actions as they consider necessary or appropriate in accordance with the Fund Declaration of Trust to preserve the mutual fund status of the Fund.

Units and Special Voting Units

The beneficial interests in the Fund will be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units will be issuable pursuant to the Fund Declaration of Trust.

Each Unit will be transferable and will represent an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Units are of the same class with equal rights and privileges. The Units will not be subject to future calls or assessments and will entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "– Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Special Voting Units will not be entitled to any beneficial interest in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding up of the Fund. Special Voting Units may be redeemed by the holder at any time for no consideration.

Special Voting Units will only be issued in connection with or in relation to Exchangeable LP Units and, if the Trustees so determine, other Exchangeable Securities, in each case for the sole purpose of providing voting rights with respect to the Fund to the holders of such securities. Special Voting Units will be issued in conjunction with, and will be attached to the Exchangeable LP Units (or other Exchangeable Securities) to which they relate, and will be evidenced only by a certificate representing Exchangeable LP Units. Special Voting Units will not be transferable separately from their related Exchangeable LP Units (or other Exchangeable Securities). Each Special Voting Unit will entitle the holder thereof to one vote at any meeting of Voting Unitholders. Upon the exchange of an Exchangeable LP Unit (or other

Exchangeable Security) for a Unit, the Special Voting Unit that is attached to such Exchangeable LP Unit (or other Exchangeable Security) will immediately be cancelled for no consideration without any further action of the holder or the Trustees, and the former holder of such Special Voting Unit will cease to have rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without notice to or the approval of the Voting Unitholders.

Issuance of Units

The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued, at such times, to such Persons, for such consideration and on such terms and conditions, as the Trustees may determine. At the option of the Trustees, Units may be issued in satisfaction of any distribution to Unitholders on a *pro rata* basis to the extent that the Fund does not have available cash to fund such distribution. The Fund Declaration of Trust also provides that, immediately after any distribution of Units to all Unitholders in satisfaction of all or any part of any such distribution, the number of outstanding Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution, except where tax was required to be withheld in respect of the Unitholder's share of such distribution. In the case of such a consolidation, each certificate representing a number of Units prior to the distribution will be deemed to represent the same number of Units after the distribution and the consolidation. Where Unitholders that are Non-residents are subject to withholding tax in respect of such distribution, the consolidation will not result in such Unitholders holding the same number of Units. Such Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post consolidation Units. Non-residents should consult their own tax advisors regarding the consequences of investing in Units.

The Trustees may refuse to allow the issue or register the transfer of any Units, where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the entities in which it directly or indirectly invests under applicable Canadian tax legislation or their qualification to carry on any relevant business or under any other regulations. See "Description of the Fund – Limitation on Non resident Ownership" and "Description of the Fund – Restrictions on Ownership and Transfer of Units".

Cash Distributions

The Fund intends to make monthly cash distributions of such portion, as may be determined by the Trustees, of its average monthly distributable cash, to be comprised of all amounts received by the Fund, including, without limitation, distributions (if any) on or in respect of the Class A LP Units owned by the Fund, together with any other income or cash receipts during the relevant period, less:

(i) administrative expenses and other obligations of the Fund, including any tax liability;

(ii) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units;

(iii) satisfaction of the Fund's debt service obligations (principal and interest) on indebtedness, if any, incurred by the Fund; and

(iv) any amount that may reasonably be considered to be necessary to provide for the payment of any costs or expenses, including any tax liability that had been or will reasonably be expected to be incurred in the activities and operations of the Fund

and/or such other reserves (including regulatory capital reserves) as the Trustees may at any time, in their sole discretion, deem necessary or advisable.

The Fund's distributions may vary. See "Risk Factors".

Monthly distributions are to be payable to Unitholders of record on the last Business Day of each calendar month or such other date as may be determined from time to time by the Trustees (provided that December 31 in each calendar year shall be a Distribution Record Date) and are to be paid, generally, on the 15th day of the following month (or if that day is not a Business Day, on the next following Business Day). The initial distribution period shall begin on the Closing and shall end not later than the last day of the calendar month following the calendar month in which the Closing occurs. The initial distribution is expected to be paid on or before the 15th day of the calendar month following the initial distribution period to Unitholders of record as of the last Business Day of the initial distribution period. CI Financial anticipates that the monthly rate of distribution will be initially set between $0.16 and $0.17 per Unit.

The Fund may make additional distributions in excess of the monthly distributions during the year, as it sees fit, in the sole discretion of the Trustees. The distribution declared in respect of the month ending December 31 in each year may include an amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year to the extent necessary to ensure that the Fund will not be liable for income taxes under the Tax Act in such year and, in such case, the amount of income allocated to Unitholders may exceed the amount of cash distributed.

Any income of the Fund that is applied to cash redemptions of Units or is otherwise unavailable for cash distributions will, to the extent necessary to ensure that the Fund will not be liable for income taxes, be distributed to Unitholders in the form of additional Units. Such additional Units are expected to be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or by way of a prospectus or similar filing. The Fund Declaration of Trust provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholders share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution will be deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where Non-resident Unitholders are subject to withholding tax in respect of such distribution, the consolidation will not result in such Non-resident Unitholders holding the same number of Units.

Although the Fund intends to make distributions of its available cash, these distributions are not assured. The actual distributions will depend on numerous factors. See "Risk Factors".

The after-tax return from an investment in Units to Unitholders who are subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). Management expects that all, or substantially all, of the distributions paid by the Fund will be taxable and not a return of capital. The composition for tax purposes of such distributions may change over time, thus affecting the after-tax return to Unitholders, and are expected to be generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally non-taxable to a Unitholder, but reduce the Unitholder's adjusted cost base in the Unit for tax purposes. See "Canadian Federal Income Tax Considerations".

Unitholders who are Non-residents will be required to pay all withholding taxes payable in respect of any distributions by the Fund, whether those distributions are in the form of cash or additional Units. Non residents should consult their own tax advisors regarding the tax consequences of investing in Units.

Redemption Right

Units are redeemable at any time on demand by their holders upon delivery to the Fund of a duly completed and properly executed redemption notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. A Unitholder wishing to exercise their redemption right will be required to obtain a redemption notice form from the Fund's registrar and transfer agent, Computershare Investor Services Inc. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered and the Unitholder will be entitled to receive a Redemption Price per Unit equal to the lesser of:

(a) 90% of the "market price" of the Units calculated as of the Redemption Date; and

(b) 100% of the "closing market price" of the Units on the Redemption Date.

The "market price" of a Unit for the purpose of the foregoing calculations, as at the specified date, shall be (i) an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date; (ii) an amount equal to the weighted average of the highest and lowest closing prices of a Unit on the principal market on which the Units are listed or quoted for trading on each day on which there was a trade during the period of 10 consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price; or (iii) if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, an amount equal to the simple average of the following prices established for each of the 10 consecutive trading days ending on such date: (A) the simple average of the last bid and last asking prices for each day on which there was no trading; (B) the closing price of the Units for each day on which there was trading, if the stock exchange or market provides a closing price; and (C) the average of the highest and lowest prices of the Units for each day on which there was trading, if the stock exchange or market provides only the highest and lowest prices of Units traded on a particular day.

The "closing market price" shall be an amount equal to:

(i) the closing price of the Units on the principal market or exchange, if there was a trade on the specified date and the principal market or exchange provides only a closing price of the Units on the specified date;

(ii) the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(iii) the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

- the total amount payable by the Fund in cash in respect of such Units and all other Units tendered for redemption in the same calendar month will not exceed $50,000, provided that such limitation may be waived in the sole discretion of the Trustees in respect of all Units to be redeemed in any month;

- at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading on the TSX or traded or quoted on another stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

- the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 trading day period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then the Redemption Price per Unit to which a Unitholder would otherwise be entitled shall be paid and satisfied by way of a distribution to such Unitholder, at the discretion of the Trustees, of securities of the Fund, CI Public Partnership or any other entity in which the Fund has a direct or indirect interest, and may include securities of a new entity. Such securities will have a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units. The Redemption Price payable in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid to, or to the order of, the Unitholder who exercised the right of redemption.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. The securities which may be distributed in specie to Unitholders in connection with the redemption will not be listed on any stock exchange, no market is expected to develop for such securities, and they may be subject to resale restrictions under applicable securities laws. Any such securities so distributed may not be qualified investments for trusts governed by Plans depending upon the circumstances at the time.

Repurchase of Units

The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase will constitute an "issuer bid" under applicable Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Meetings of the Voting Unitholders

Meetings of Voting Unitholders are required to be called and held annually for the election of Trustees and the appointment of auditors of the Fund and transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Fund Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the election or removal of any Trustees;

- the appointment or removal of the auditors of the Fund;

- the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in relation to the Fund;

- the approval of amendments to the Fund Declaration of Trust (except as described under "– Amendments to the Fund Declaration of Trust");

- the sale of all or substantially all of the assets of the Fund;

- the exercise of certain voting rights attached to any member of the Fund Group held by the Fund (as contemplated by "– Exercise of Certain Voting Rights Attached to Securities of CI Public Partnership or CI General Partner);

- the termination, dissolution or winding-up of the Fund prior to the end of its term;

- the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit Option Plan or other compensation plan requiring Unitholder approval; and

- any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to the Voting Unitholders for their approval,

provided that the Voting Unitholders shall not pass any resolution that would cause the Fund or any of the members of the Fund Group to breach the terms of the Exchange Agreement or their constating documents or that would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act.

Resolutions regarding: (i) the election or removal of any Trustees; (ii) the appointment or removal of the auditors of the Fund; (iii) the appointment of an inspector; (iv) the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit Option Plan or other compensation plan requiring Unitholder approval; or (v) any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, must be passed by a majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a Special Resolution.

A meeting of the Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Units then outstanding, by a written requisition to such effect. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy, and a proxy holder need not be a Voting Unitholder. Two or more Persons present in person or represented by proxy and representing in the aggregate not less than 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all such meetings.

The Fund Declaration of Trust contains provisions as to the notice required for, and other procedures with respect to the calling and holding of, meetings of the Voting Unitholders.

Exercise of Certain Voting Rights Attached to Securities of CI Public Partnership or CI General Partner

The Fund Declaration of Trust provides that the Fund will not vote the Class A LP Units, or CI General Partner common shares that it holds, nor will it permit CI Public Partnership or CI General Partner to vote the securities held by them, to authorize any transaction which is adverse to the Voting Unitholders, including:

(a) any sale, lease or other disposition of all or substantially all of the assets of any member of the Fund Group except in conjunction with an internal reorganization or good faith pledges or mortgages in the ordinary course of business involving any member of the Fund Group;

(b) any amalgamation, arrangement or other merger of any member of the Fund Group with any other entity except in conjunction with an internal reorganization;

(c) the winding-up or dissolution of any member of the Fund Group prior to the end of the term of the Fund except in conjunction with an internal reorganization; or

(d) any material amendment to the constating documents of any member of the Fund Group which may be prejudicial to the Fund,

without the approval of the Voting Unitholders by Special Resolution.

Trustees

The Fund will have a minimum of one Trustee and a maximum of 15 Trustees, the majority of whom must be residents of Canada at all times (within the meaning of the Tax Act). Under the terms of the Fund Declaration of Trust, the initial board of Trustees will consist of eight members, the majority of whom will be required to be residents of Canada (within the meaning of the Tax Act). See "Trustees, Directors and Management". The Trustees shall supervise the activities and manage the affairs of the Fund.

The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control, authority and discretion over the Fund's assets and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the Fund assets. Subject only to express limitations in the Fund Declaration of Trust, the Trustees' powers and authorities include:

- maintaining records and providing reports to Voting Unitholders;
- supervising the activities and managing the investments and affairs of the Fund; and
- effecting payments of distributions from the Fund to Unitholders.

Any one or more of the Trustees may resign upon written notice to the Fund and the vacancy created by such resignation may be filled by the affirmative vote of a quorum of the Trustees, failing which it may be filled by an Ordinary Resolution at the next meeting of Voting Unitholders. Any one or more Trustees may also be removed by an Ordinary Resolution and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Trustees.

Trustees will be appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees will be a majority of the Trustees then holding office. A majority of the Trustees may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the minimum or maximum number of Trustees or from a failure of the Voting Unitholders to elect the minimum required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. Except as otherwise provided in the Fund Declaration of Trust, the Trustees may, between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees will not at any time exceed one third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

The Fund Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Voting Unitholders and will exercise the degree of care, diligence and skill that

a reasonably prudent Person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee (and former Trustee) will be entitled to indemnification from the Fund in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Voting Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his or her conduct was lawful.

Liability of Trustees

The Fund Declaration of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Voting Unitholder or any other Person, in tort, contract or otherwise, for: any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Fund incurred by reason of the sale of any asset; for the loss or disposition of money or securities; or any action or failure to act of any other Person to whom the Trustees have delegated any of their duties under the Fund Declaration of Trust; or for any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by any Person to perform its duties under or delegated to it, under the Fund Declaration of Trust), unless, in each case, such liabilities arise out of a breach of the Trustees' standard of care, diligence and skill or breach of the restrictions on the Trustees' powers as set out in the Fund Declaration of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the Fund Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the Fund Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the Fund's assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund or the Fund's assets.

Insurance Coverage for the Fund and Related Entities and Indemnification

The Fund intends to obtain or cause to be obtained policies of insurance for the Trustees of the Fund and for the trustees, directors and officers of the Fund Group. The initial aggregate limit of liability applicable to the insured trustees, directors and officers under the policies will be $20 million. Under the policies, each member of the Fund Group will have reimbursement coverage to the extent that it has indemnified any such trustees, directors and officers. The policies will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund, or any of its Subsidiaries and their respective trustees, directors and officers. The total limit of liability will be shared among the Fund, its respective Subsidiaries and their respective trustees, directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.

The constating documents of each member of the Fund Group (where applicable) provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Fund Declaration of Trust also provides for the indemnification of the Trustees and officers of the Fund from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

Amendments to the Fund Declaration of Trust

The Fund Declaration of Trust may be amended or altered from time to time by Special Resolution, except where otherwise provided in the Fund Declaration of Trust. Subject to the approval of the Voting

Unitholders by Special Resolution, no amendment may be made to the Fund Declaration of Trust to (i) modify the voting rights attributable to the Units and Special Voting Units, (ii) to reduce the fractional undivided beneficial interest in the property of the Fund represented by any Units, or (iii) to cause the Fund to fail to qualify as a mutual fund trust under the Tax Act.

The Trustees may, without the approval of the Voting Unitholders, make certain amendments to the Fund Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund or any member of the Fund Group (including ensuring that the Fund continues to qualify as a "mutual fund trust" under the Tax Act);
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation law or policies of any government authority having jurisdiction over the Trustees or the Fund;
- to give effect to any agreements relating to matters of governance;
- which, in the opinion of counsel to the Fund, provide additional protection or added benefits for Voting Unitholders; and
- to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor changes or corrections (including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions) which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Voting Unitholders.

Term of the Fund

At any time prior to the expiry of the term of the Fund, the Voting Unitholders may by Special Resolution require the Trustees to commence to wind-up the affairs of the Fund.

The Fund Declaration of Trust provides that, upon being required to commence to wind up the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders. Following a Special Resolution to terminate the Fund, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a Special Resolution:

- sell and convert into money all of the Fund assets in one transaction or a series of transactions at public or private sale;
- discharge or pay its liabilities; and
- do all other acts appropriate to liquidate the Fund.

After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining proceeds of the sale of the Fund assets, together with any cash forming part of the assets of the Fund, among the Unitholders in accordance with their *pro rata* interests. If the Trustees are unable to sell all or any part of the assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining assets in specie directly to the Unitholders in accordance with their *pro rata* interests, subject to obtaining

all required regulatory approvals. The Trustees will have no liability for the amount so paid provided that they have acted in good faith in such regard.

Take-Over Bids

The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (including Units that may be acquired on the exchange of any Exchangeable LP Units, but excluding Units held at the date of the take-over bid by or on behalf of the offeror or Associates or Affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.

The CI Public Partnership Agreement will provide that if a non-exempt take-over bid by a Person acting at arm's length to holders of Exchangeable LP Units (or any Associate or Affiliate thereof) is made for the Units and a contemporaneous identical offer is not made for Exchangeable LP Units held by Persons other than any member of the Fund Group (in terms of price, timing, proportion of securities sought to be acquired and conditions, provided that the offer for Exchangeable LP Units may be conditional on Units being taken up and paid for under the takeover bid), then, provided that (i) not less than 25% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or Associates or Affiliates of the offeror) are taken-up and paid for pursuant to the non-exempt bid from and after the date of first take up of Units under the said take-over bid in excess of the foregoing threshold, and (ii) the take-over bid is not for any and all Units tendered and is not structured such that holders of Exchangeable LP Units can exchange into Units conditional on take-up, Exchangeable LP Units held by Persons other than the Fund will be exchangeable at an exchange ratio equal to 110% of the exchange ratio previously in effect, such that, based on the current one-to-one exchange ratio, on exchange the holder of Exchangeable LP Units will receive 1.1 Units for each Unit that the holder would otherwise have received. Notwithstanding any adjustment on completion of an exclusionary offer as described above, the voting rights attaching to the Special Voting Units will not be similarly adjusted, and the distribution rights attaching to Exchangeable LP Units will also not be adjusted until the exchange right is actually exercised.

The CI Public Partnership Agreement will also provide that no holder of Exchangeable LP Units will be permitted to transfer such Exchangeable LP Units, other than for Units in accordance with the terms of the Exchange Agreement.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Voting Unitholders, the Trustees will provide to the Voting Unitholders (along with notice of the meeting) all information, together with such certifications, as is required by applicable law and by the Fund Declaration of Trust to be provided to Voting Unitholders.

The Fund will provide the following undertaking to the provincial and territorial securities commissions: (i) it will treat CI Amalco as a subsidiary of the Fund, except, however, if GAAP prohibits the consolidation of financial information of CI Amalco and the Fund, so long as CI Amalco (and any of its significant business interests) represents a significant asset of the Fund, the Fund will provide Voting Unitholders with separate financial statements for CI Amalco; (ii) it will take appropriate measures to require each Person who would be an insider of CI Amalco if CI Amalco were a reporting issuer (and not otherwise exempt from the insider reporting or trading provisions) to (a) file insider reports about trades

in Units (including Exchangeable Securities), and (b) comply with statutory prohibitions against insider trading; and (iii) it will certify annually that it has complied with these undertakings, and will file such certificates on SEDAR concurrently with the filing of its annual financial statements.

In future interim and annual filings, the Fund will include relevant information and discussions comparing the Fund's business with that of CI Amalco. The Fund and CI Financial believe that comparative financial information relating to the ongoing business are appropriate to include in the operating results of the Fund. The information will be provided on a comparative basis in future interim and annual management discussion and analysis.

The chief executive officer and chief financial officer of CI General Partner will perform functions similar to a chief executive officer and chief financial officer of the Fund. As such, the chief executive officer and chief financial officer of CI General Partner will execute the certificates required to be filed pursuant to Multilateral Instrument 52-109 – "Certification of Disclosure in Issuers' Annual and Interim Filings".

Trustees of the Fund and directors and senior officers of each corporate member of the Fund Group, including (without limitation) CI Amalco, will be required to comply with insider trading and reporting provisions of applicable Canadian securities legislation (unless exempt) in respect of trades made by such persons in Units and Exchangeable LP Units.

Administration Agreement

On Closing, the Fund, CI Public Partnership and CI Amalco will enter into the Administration Agreement. Under the terms of the Administration Agreement, CI Public Partnership and CI Amalco will provide administrative and support services to the Fund including, without limitation, those necessary to:

(i) ensure compliance by the Fund with continuous disclosure obligations under applicable securities legislation;

(ii) provide investor relations services;

(iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Fund Declaration of Trust, including relevant information with respect to financial reporting and income taxes;

(iv) call and hold meetings of Voting Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings;

(v) assist in calculating distributions to Unitholders;

(vi) attend to all administrative and other matters arising in connection with any redemption of Units;

(vii) ensure compliance with the Fund's limitations on ownership; and

(viii) generally provide all other services as may be necessary or as may be requested by the Trustees of the Fund.

The Administration Agreement will have an initial term of 10 years, and will be extended for additional five-year periods at the option of the Fund, CI Public Partnership and CI Amalco. The Administration Agreement may be terminated by a party in the event of the insolvency or receivership of the other party,

or in the case of default by a party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within 30 days after written notice has been delivered.

Principal Unitholders

Sun Life will own, directly and indirectly, approximately 35% of the Units immediately after the completion of the Arrangement (assuming the exchange of all of the Exchangeable LP Units for Units and further assuming that no Fund Options are exercised).

Limitation on Non-resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents and, pursuant to certain proposed amendments to the Tax Act, not more than 50% of the aggregate fair market value of the Units may be held by Non-residents and/or partnerships (other than Canadian partnerships as defined in the Tax Act). Accordingly, the Fund Declaration of Trust provides that at no time may Non-residents and partnerships (other than Canadian partnerships) be the beneficial owners of more than 45% of the Units (on either a non-diluted and fully-diluted basis for these purposes). The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or as to their status as Canadian partnerships.

If the Trustees become aware that the beneficial owners of 45% of the Units then outstanding are or may be Non-residents or partnerships (other than Canadian partnerships) or that such a situation is imminent, the Trustees may make a public announcement thereof and will not accept a subscription for Units from, or issue or register a transfer of Units to, any Person unless the Person provides a declaration that he or she is not a Non-resident or a partnership other than a Canadian partnership. If, notwithstanding the foregoing, the Trustees determine that more than 45% of the Units are held by Non-residents or partnerships (other than Canadian partnerships), the Trustees may send a notice to such holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non residents, the Trustees may sell such Units on behalf of such Unitholders and, in the interim, the voting and distribution rights attached to such Units will be suspended. Upon such sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of such sale.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by Non-residents and partnerships (other than Canadian partnerships) would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-residents and partnerships (other than Canadian partnerships) is more than 50% of the aggregate fair market value of all the units issued by the trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Fund were to lose its mutual fund trust status as a result of the application of the draft amendments, the Fund would permanently cease to be a mutual fund trust. To date, the Minister of Finance (Canada) has not tabled a Notice of Ways and Means Motion which includes these proposed amendments, and it is counsel's understanding that further discussions will take place with the private sector before a decision is made concerning whether the proposed amendments will be enacted. Depending on the final form of the draft amendments as enacted, it may be necessary to amend the Fund Declaration of Trust to take into account these new restrictions. This amendment may be made without Unitholder approval.

Restrictions on Ownership and Transfer of Units

Pursuant to rules established by certain securities regulatory authorities in Canada, the direct or indirect ownership of shares of a dealer or advisor (in any category) is subject to certain restrictions. To enable Assante Capital Management Ltd., Assante Financial Management Ltd., IQON and any other registrant within the Fund Group to comply with these requirements, the Declaration of Trust will contain certain provisions pursuant to which:

- the Fund may require a proposed subscriber or transferee of Voting Units to submit a declaration with respect to the holding of Units as beneficial owner and any other matter that the Trustees consider relevant to determine if the registration of the subscription or transfer would result in a violation of the Declaration of Trust or applicable legislative or regulatory requirements. The Fund also may require a declaration at any time if proxies are solicited from Voting Unitholders at any meeting of Voting Unitholders or before such a meeting or when, in the opinion of the Trustees, the holding of Voting Units by any Person could violate the Declaration of Trust or applicable legislative or regulatory requirements;

- the Fund will have the power to refuse to issue or record a transfer and to withdraw the voting rights of any Voting Units if:

  - following the issue or recording of the transfer, the holder of Voting Units (along with his or her Associates and Affiliates) would beneficially own or control, directly or indirectly, a "significant equity interest" in the Fund, unless notice and/or the required approvals from all relevant securities regulatory authorities, self-regulatory organizations and stock exchanges have been obtained; or

  - the Person requesting the issue or recording of the transfer refuses to sign and deliver a declaration with respect to his or her beneficial ownership of the Voting Units of the Fund.

For these purposes, a "significant equity interest" will be defined to include, among others:

(a) in respect of the applicable rules of the IDA, the holding of (i) voting securities carrying 10% or more of the votes carried by all voting securities of the member or of a holding company of a member; (ii) 10% or more of the outstanding participating securities of the member or of a holding company of a member; or (iii) an interest of 10% or more of the total equity in the member;

(b) in respect of the applicable rules of the MFDA, the holding of (i) voting securities carrying 20% or more of the votes carried by all voting securities of the member or of a holding company of a member; (ii) 20% or more of the outstanding participating securities of the member or of a holding company of a member; or (iii) an interest of 20% or more of the total equity in the member;

(c) in respect of the applicable rules of the TSX the holding, directly or indirectly and alone or in combination with any other Person, of securities: (i) carrying 20% or more of the votes carried by all voting securities; (ii) carrying the right to receive 20% or more of any distribution of earnings; and (iii) accounting for 20% or more of the total capital or equity of the issuing Person; and

(d) in respect of the applicable rules of the Autorité, the direct or indirect ownership or holding of more than 10% of the voting rights attached to securities issued by an investment dealer or the Person controlling it.

- The Fund will be entitled to sell, as agent and, in the interim, suspend the voting rights attached to any number of Voting Units of any class held by any Person in violation of the Declaration of Trust, or held by any Person who fails to reply to a request for a declaration (as outlined above), if the Trustees determine that the sale is necessary or advisable to ensure compliance with the Declaration of Trust and applicable legislative and regulatory requirements, and their Holder has not sold the Voting Units so held in violation of this Declaration of Trust.

These restrictions relating to the transfer and the issue of Voting Units shall not apply in the case of an issue or a transfer in favour of an investment dealer or a holding company of an investment dealer so long as the transfer is effected in the ordinary course of the activities of its securities business.

Conflicts of Interest

The Fund Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Fund Declaration of Trust provides that, if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund, or is a director or officer or employee of, or has a material interest in, any Person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or of any investees, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction, but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Fund Declaration of Trust are intended to be equivalent to the analogous provisions of the OBCA applicable to directors and officers of a corporation.

Rights of Unitholders

Following the completion of the Arrangement, the rights of the Voting Unitholders will be established by the Fund Declaration of Trust. Although the Fund Declaration of Trust confers upon a Voting Unitholder many of the same protections, rights and remedies an investor would have as a shareholder of a corporation governed by the OBCA, there do exist significant differences, some of which are discussed below.

Many of the provisions of the OBCA respecting the governance and management of a corporation have been incorporated in the Fund Declaration of Trust. For example, Voting Unitholders are entitled to exercise voting rights in respect of their holdings of Units and Special Voting Units in a manner comparable to shareholders of an OBCA corporation and to elect the Trustees and auditors of the Fund. The Fund Declaration of Trust also includes provisions modeled after comparable provisions of the OBCA dealing with the calling and holding of meetings of Unitholders and trustees, the quorum for and procedures at such meetings and the right of investors to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Fund Declaration of Trust are generally less extensive than the rights conferred on the shareholders of an OBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities, as described under "– Exercise of Certain Voting Rights Attached to Securities of the Trust". These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

Voting Unitholders do not have recourse to a dissent right comparable to the dissent rights afforded to shareholders of an OBCA corporation entitling them to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance

under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on or (ii) the issue, transfer or ownership of shares). As an alternative, Voting Unitholders seeking to terminate their investment in the Fund are entitled to receive, subject to certain conditions and limitations, their *pro rata* share of the Fund's net assets through the exercise of the redemption rights provided by the Fund Declaration of Trust, as described under "– Redemption at the Option of Unitholders". Voting Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of an OBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregard the interests of securityholders and certain other parties. Shareholders of an OBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Voting Unitholders could rely only on the general provisions of the Fund Declaration of Trust which permit the winding up of the Fund with the approval of a Special Resolution of the Voting Unitholders.

Shareholders of an OBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its Affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Fund Declaration of Trust allows Voting Unitholders to pass resolutions appointing an inspector to investigate the Trustees' performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the OBCA. The OBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its Subsidiaries, with the leave of a court. The Fund Declaration of Trust does not include a comparable right of the Voting Unitholders to commence or participate in legal proceedings with respect to the Fund.

CI Financial believes that Unitholders will be offered the same limited liability protections afforded shareholders of an OBCA corporation. The Fund Declaration of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the Fund. In addition, on December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* (Ontario) received Royal Assent. That statute clarifies that Unitholders of the Fund will not be liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees. That statute has not, however, yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Auditors, Registrar and Transfer Agent

The auditors of the Fund are Ernst & Young LLP, Toronto, Ontario.

The registrar and transfer agent of the Units will be Computershare Investor Services Inc. at its principal offices in Toronto, Montreal and Vancouver.

Material Contracts

The following is a list of the material contracts of the Fund Group, after giving effect to the completion of the Arrangement and related transactions:

(a) the Administration Agreement;

(b) the Arrangement Agreement;

(c) the Fund Declaration of Trust;

(d) the CI Public Partnership Agreement;

(e) the Management Agreement;

(f) the Unit Option Plan; and

(g) the Exchange Agreement.

Copies of these agreements, when executed, may be inspected at the offices of the Fund at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

Financial Year End

The fiscal year end of the Fund will be December 31.

DESCRIPTION OF CI PUBLIC PARTNERSHIP

The following is a summary of the material attributes and characteristics of CI Public Partnership and partnership units that will be issued under the CI Public Partnership Agreement. This summary is qualified in its entirety by reference to the provisions of the CI Public Partnership Agreement, which contains a complete statement of those attributes and characteristics.

General

CI Public Partnership is a limited partnership established under the laws of the Province of Manitoba to directly or indirectly acquire the CI Financial business and to conduct any other businesses or other activities as CI General Partner may determine (including, without limitation, directly or indirectly, the provision of financial services such as investment fund management and wealth management services). The general partner of CI Public Partnership is CI General Partner.

Capitalization

CI Public Partnership will be entitled to issue various partnership interests for such consideration and on such terms and conditions as may be determined by CI General Partner. Following the Effective Date, CI Public Partnership will have issued a general partner interest to CI General Partner, Class A LP Units to the Fund and Exchangeable LP Units to Shareholders that elect to receive such units. Additionally, Exchangeable LP Units will be accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. CI General Partner will hold the general partner interest in CI Public Partnership.

Distributions

CI Public Partnership intends to distribute to limited partners (of record) holding partnership units on the last day of each month such portion as may be determined by the board of directors of GI General Partner of CI Public Partnership's distributable cash as set out below. Distributions on the limited partner units are intended to be received by the Fund prior to its distributions to Unitholders. CI Public Partnership may, at the discretion of the board of directors of CI General Partnership, afford limited partners the option to elect to be loaned the amount of distributions by CI Public Partnership up to the amount which would otherwise have been distributed. Any such loan would be non-interest bearing and payable on the first Business Day of the fiscal year next succeeding the fiscal year in which the loan was made. Any distribution for which a loan was made in a fiscal year would be made to the limited partner on the first Business Day of the next succeeding fiscal year and first applied in satisfaction of the repayment of the corresponding loan. Distributions on the Exchangeable LP Units are intended to be received by holders of such units at the same time (and in the same amount) as distributions on Units are received by

Unitholders. CI Public Partnership may, in addition, make a distribution at any other time. CI Financial anticipates that the monthly rate of distribution will be initially set between $0.16 and $0.17 per Exchangeable LP Unit.

Distributable cash will represent, in general, all of CI Public Partnership's cash (including fees earned for services provided pursuant to the Management Agreement), after:

- satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties;
- satisfaction of general and administrative expenses and other expense obligations;
- deduction for income tax obligations of any entity controlled by CI Public Partnership directly or indirectly; and
- retaining reasonable reserves for administrative and other expense obligations and reasonable reserves (including regulatory capital reserves) as may be considered appropriate by the board of directors of CI General Partner.

Exchangeable LP Units

Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic equivalent of Units. Holders of Exchangeable LP Units are entitled to receive distributions or advances paid by CI Public Partnership, which distributions will be equal, to the greatest extent practicable, to distributions paid by the Fund to holders of Units. Pursuant to the Arrangement, certificates representing each Exchangeable LP Unit will be issued together with a Special Voting Unit entitling the holder to one vote at all meetings of Unitholders for each Special Voting Unit held, subject to the customary anti-dilution adjustments set out in the Fund Declaration of Trust. Each Exchangeable LP Unit is indirectly exchangeable for one Unit, subject to the customary anti-dilution adjustments set out in the Exchange Agreement and the CI Public Partnership Agreement. **Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI General Partner.** Exchangeable LP Units may not be transferred except in connection with an exercise of the Exchange Rights or upon the death of a holder thereof. **The Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system.** Although Exchangeable LP Units are intended, to the greatest extent practicable, to be economically equivalent to Units, there are certain tax consequences to holders of Exchangeable LP Units, some of which may be adverse. Shareholders who intend to elect to receive Exchangeable LP Units in connection with the Arrangement should consult with their tax advisors. However, there are consequences related to the ownership of Exchangeable LP Units that differ from the consequences of owning Units. See "Risk Factors".

Exchange Rights

Pursuant to the Exchange Rights, holders of Exchangeable LP Units will be entitled to require CI Public Partnership to exchange any or all of the Exchangeable LP Units held by such holder for an equal number of Units, subject to the customary anti-dilution adjustments set out in the Exchange Agreement. Holders of Exchangeable LP Units may effect such exchange by presenting a certificate or certificates to CI Public Partnership representing the number of Exchangeable LP Units the holder desires to exchange together with such other documents as CI Public Partnership and the Fund may require to effect the exchange. CI Public Partnership will deliver or cause the Fund's transfer agent to deliver the aggregate number of Units for which Exchangeable LP Units are exchanged. Concurrent with the exchange of each Exchangeable LP Unit for a Unit, the related Special Voting Unit will be cancelled.

Pursuant to the Exchange Agreement, the Fund will agree, among other things, to provide CI Public Partnership with Units sufficient to allow CI Public Partnership to meet its obligations under the Exchange Agreement and the CI Public Partnership Agreement.

Commencing January 1, 2007, Exchange Rights may be exercised by a holder of Exchangeable LP Units, at its discretion, at any time so long as all of the following conditions have been met:

- the exchange would not cause the Fund to breach the restrictions respecting Non-resident ownership contained in the Fund Declaration of Trust as described in "Description of the Fund – Limitation on Non-resident Ownership";
- the Fund is legally entitled to issue the Units in connection with the exercise of the Exchange Rights; and
- the Person receiving the Units upon the exercise of the Exchange Rights complies with all applicable securities laws.

The Fund is required to make such filings and seek such regulatory consents and approvals as are necessary such that the Units issuable upon the exchange of Exchangeable LP Units will be issued in compliance with applicable securities law in Canada and may be traded freely on the TSX or such other exchange on which the Units may be listed, quoted or posted for trading from time to time.

Call on Exchangeable LP Units

In certain circumstances, including the death of an individual holder of Exchangeable LP Units (unless transferred to a spouse or a validly created spousal trust), a take-over bid whereby the holders of not less than 90% of the Units (including Units issuable upon the exchange of Exchangeable Securities) have tendered to the bid, or in the event that there are outstanding less than 2% of the number of Exchangeable LP Units issued on the Effective Date, CI Public Partnership will have the right, subject to applicable law, to acquire outstanding Exchangeable LP Units in exchange for an equal number of Units, subject to adjustment in accordance with the Exchange Agreement and the CI Public Partnership Agreement. Upon the exercise by CI Public Partnership of such call right, the holder's presentation and surrender of the certificates representing the Exchangeable LP Units and such other documents as may be required at the registered office of CI Public Partnership, CI Public Partnership will deliver to such holder certificates representing the aggregate number of Units to which such holder is entitled, registered as such holder may request.

Distribution Rights

Distributions or advances to be made to holders of Exchangeable LP Units will be, to the greatest extent practicable, economically equivalent to the cash distributions made to the holders of Units. Without limiting the generality of the foregoing, holders of Exchangeable LP Units will be entitled to receive, subject to applicable law, distributions or advances:

- in the case of a cash distribution declared on the Units, an amount in cash for each Exchangeable LP Unit corresponding to the cash distribution declared on each Unit; or
- in the case of a distribution declared on the Units in property (other than a distribution of Units and immediate consolidation thereafter such that the number of outstanding Units both immediately prior to and following such transaction remains the same), in such type and amount of property as is the same as, or economically equivalent to (as determined by the board of

directors of CI General Partner, in good faith and in its sole discretion), the type and amount of property declared as a distribution on each Unit.

Voting Rights

The holders of Class A LP Units will have the right to exercise 100% of the votes in respect of all matters to be decided by the limited partners of CI Public Partnership, and the holders of Exchangeable LP Units will not have the right to exercise any votes in respect of such matters. The Fund will be the initial holder of Class A LP Units. The holders of Exchangeable LP Units are not entitled, as such, to receive notice of or to attend any meeting of limited partners of CI Public Partnership or to vote at any such meeting. Pursuant to the Arrangement, each of the holders of Exchangeable LP Units will receive one Special Voting Unit for each Exchangeable LP Unit held. Each Special Voting Unit will, initially, entitle the holder to one vote at meetings of Unitholders, subject to the customary anti-dilution adjustments. Each Special Voting Unit is intended to be, to the greatest extent practicable, the voting equivalent of a Unit and, accordingly, will entitle the holder thereof to one vote at any meeting of Voting Unitholders. However, other than voting rights, the holders of Special Voting Units will have no rights (whether as to distributions or otherwise) in respect of the Fund. Special Voting Units will be evidenced only by the certificates representing the Exchangeable LP Units to which they relate and will be non-transferable. Upon exchange of Exchangeable LP Units for Units, the corresponding Special Voting Units will be redeemed for no consideration and cancelled.

Each holder of an Exchangeable LP Unit on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Fund to exercise that number of votes attached to the Special Voting Units relating to the Exchangeable LP Units held by such holder.

The Fund will send to the holders of the Exchangeable LP Units the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Fund to exercise the votes attaching to the Special Voting Units, at the same time as the Fund sends such notice and materials to the Unitholders. The Fund will also send to the holders of Exchangeable LP Units copies of all information statements, interim and annual financial statements, reports and other materials sent by the Fund to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Fund by other Persons, the Fund will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and take-over bid circulars, as soon as possible after such materials are first sent to Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable LP Units, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the Trustees and the board of directors of CI General Partner are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable LP Units), the Exchange Agreement may not be amended without the approval of the Fund, CI Public Partnership, CI General Partner and holders of the Exchangeable LP Units.

Allocation of Net Income and Losses

The income or loss for tax purposes of CI Public Partnership for a particular fiscal year will be allocated to each partner in an amount calculated by multiplying the total income or loss for tax purposes to be allocated to the partners by a fraction, the numerator of which is the sum of the cash distributions or advances received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions or advances made by CI Public Partnership to all partners with respect to that fiscal year (other than distributions that are used by the partner to repay advances to CI Public Partnership) in accordance with the provisions of the Tax Act. The amount of income allocated to a

partner may exceed or be less than the amount of cash distributed or advanced by CI Public Partnership to that partner.

Management Agreement

CI Public Partnership, CI Amalco and Assante Amalco will enter into a Management Agreement pursuant to which CI Public Partnership will provide certain management and finance related services to CI Amalco, Assante Amalco and their respective Affiliates.

Fiscal Year End

The fiscal year end of CI Public Partnership will be December 31.

Limited Liability

CI Public Partnership will operate in a manner as to ensure to the greatest extent possible the limited liability of the limited partners. The limited partners may lose their limited liability in certain circumstances. If limited liability is lost by reason of the negligence of CI General Partner in performing its duties and obligations under the CI Public Partnership Agreement, CI General Partner has agreed to indemnify holders of partnership units against all claims arising from assertions that their liability is not limited as intended by the CI Public Partnership Agreement. However, since CI General Partner has no significant assets or financial resources, this indemnity may have nominal value.

Reimbursement of the General Partner

CI Public Partnership will reimburse CI General Partner, as the general partner of CI Public Partnership, for all direct costs and expenses incurred by it in the performance of its duties on behalf of CI Public Partnership under the CI Public Partnership Agreement.

Transfer of Partnership Units

The Class A LP Units are transferable in accordance with the CI Public Partnership Agreement or otherwise with the consent of CI General Partner and such transfer is also subject to compliance with applicable securities law restrictions, provided that Excluded Shareholders may not acquire or hold a Class A LP Unit. The Exchangeable LP Units are not transferable, except in connection with the exercise of the Exchange Rights or in the event of death.

Amendment

The CI Public Partnership Agreement may be amended with the prior consent of the holders of at least 66-2/3% of the Class A LP Units voted on at a duly constituted meeting or by a written resolution of partners holding all the Class A LP Units which would have been entitled to vote at a duly constituted meeting (a "**CI Public Partnership Special Resolution**"). Notwithstanding the foregoing, certain amendments, require unanimous approval of holders of Class A LP Units, including: (i) changing the liability of any limited partner; (ii) changing the right of a limited partner to vote at any meeting; or (iii) changing CI Public Partnership from a limited partnership to a general partnership.

In addition:

- no amendment which would adversely affect the rights and obligations of CI General Partner, as general partner, may be made without its consent;

- no amendment which affects, or purports to affect, the rights, benefits or entitlement of the holders of Exchangeable LP Units may be made unless approved by a special resolution of the holders of Exchangeable LP Units;

- no amendment which affects, or purports to affect, any holder of Class A LP Units differently from any other holder of Class A LP Units may be made unless approved unanimously by all holders of Class A LP Units and, further, no amendment which affects, or purports to affect, any holder of Exchangeable LP Units differently from any other holder of Exchangeable LP Units may be made unless approved by the majority of the minority holders of Exchangeable LP Units; and

- CI Public Partnership may make amendments to the CI Public Partnership Agreement to reflect: (i) a change in the name of CI Public Partnership or the location of the principal place of business of CI Public Partnership or the registered office of the CI Public Partnership; (ii) a change in the governing law of CI Public Partnership to any other province of Canada; (iii) admission, substitution, withdrawal or removal of limited partners in accordance with the CI Public Partnership Agreement; (iv) a change that, as determined by CI General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of CI Public Partnership as a limited partnership in which the limited partners have limited liability under applicable laws; (v) a change that, as determined by CI General Partner, is reasonable and necessary or appropriate to enable CI Public Partnership to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws; (vi) to create a new class of partnership units in connection with the issuance of convertible indebtedness of the Fund; or (vii) a change to amend or add any provision or to cure any ambiguity or to correct or supplement any provisions contained in the CI Public Partnership Agreement which may be defective or inconsistent with any other provision contained in the CI Public Partnership Agreement or which should be made to make the CI Public Partnership Agreement consistent with the disclosure set out in this Information Circular.

Meetings

CI General Partner may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding Class A LP Units. A quorum at a meeting of partners consists of one or more partners present in person or by proxy.

Excluded Persons

At no time may a holder of partnership units be an Excluded Person. Shareholders or other Persons that acquire Exchangeable LP Units will be required to covenant, agree and undertake to immediately notify CI General Partner that the holder of partnership units has become an Excluded Person. CI General Partner will be entitled at any time to request from any holder of partnership units of CI Public Partnership evidence that is satisfactory to CI General Partner that such holder has not become an Excluded Person. In the event that a holder of partnership units has become an Excluded Person (by contract, emigration or otherwise) in contravention of the foregoing restrictions, the holder of the Exchangeable LP Units shall be deemed to have ceased to be a partner with effect immediately before the date of contravention and to have exchanged such holder's Exchangeable LP Units into the applicable number of Units at that time. Any such holder will not be entitled to any distributions on the Exchangeable LP Units so deemed to have been exchanged from such time.

In addition, CI General Partner may determine, in its sole discretion, that no more than 50% of the aggregate fair market value of the partnership units may be held by holders that are "financial institutions" under the Tax Act. Upon request, Shareholders or other persons that acquire Exchangeable LP Units will be required to notify CI General Partner if the holder of partnership units is a "financial

institution" under the Tax Act. CI General Partner will be entitled at any time to request from any holder of partnership units of CI Public Partnership evidence that is satisfactory to CI General Partner that such holder is not a "financial institution" under the Tax Act.

Notwithstanding anything contained herein, in the event that CI General Partner determines that Persons who are "financial institutions" under the Tax Act hold partnership units of CI Public Partnership which represent more than 50% of the aggregate fair market value of all CI Public Partnership partnership units, each Person who is a "financial institution" (other than Sun Life) may be required to exchange such number of Exchangeable LP Units, *pro rata*, as is required so that the fair market value of Exchangeable LP Units held by them, together with the Exchangeable LP Units held by Sun Life, represents 49% of the aggregate fair market value of all partnership units of CI Public Partnership, and to have exchanged such Exchangeable LP Units into the applicable number of Units.

DESCRIPTION OF CI GENERAL PARTNER

General

CI General Partner is a corporation existing under the laws of Ontario which acts as the general partner of CI Public Partnership. Following Closing, the Fund will own all of the outstanding common shares of CI General Partner.

Functions and Powers of CI General Partner

CI General Partner has exclusive authority to manage the business and affairs of CI Public Partnership, to make all decisions regarding the business of CI Public Partnership and to bind CI Public Partnership. CI General Partner shall exercise its powers and discharge its duties honestly, in good faith and in the best interests of CI Public Partnership and exercise the care, diligence and skill of a reasonably prudent Person in comparable circumstances. The authority and power vested in CI General Partner to manage the business and affairs of CI Public Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of CI Public Partnership, including without limitation, the ability to engage agents to assist CI General Partner to carry out its management obligations or substantially administrative functions. CI General Partner cannot dissolve CI Public Partnership or wind up CI Public Partnership's affairs except in accordance with the provisions of the CI Public Partnership Agreement.

Withdrawal or Removal of CI General Partner

CI General Partner may resign on not less than 30 days written notice to the limited partners of CI Public Partnership, provided that CI General Partner will not resign if the effect would be to dissolve CI Public Partnership.

CI General Partner may not be removed as the general partner of CI Public Partnership unless: (i) CI General Partner has committed a material breach of the CI Public Partnership Agreement, which breach has continued for 30 days after notice, and that removal is also approved by a not less than 66-2/3% of the votes cast at a meeting of voting limited partners of CI Public Partnership on a resolution regarding such removal; or (ii) the shareholders or directors of CI General Partner pass a resolution approving or otherwise in furtherance of the bankruptcy, dissolution, liquidation or winding-up of CI General Partner, or CI General Partner commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the CI Public Partnership Agreement.

Directors

William T. Holland, Peter W. Anderson, Michael J. Killeen and Stephen A. McPhail individuals will initially serve as directors of CI General Partner. See "Trustees, Directors and Management".

Fiscal Year End

The fiscal year end of CI General Partner will be December 31.

DESCRIPTION OF CI ACQUISITIONCO

CI Acquisitionco is a corporation incorporated pursuant to the provisions of the OBCA for purposes of acquiring, directly or indirectly, CI Shares under the Arrangement. The head and principal office of CI Acquisitionco is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7.

CI Public Partnership owns all of the issued and outstanding common shares of CI Acquisitionco. Under the Arrangement, CI Acquisitionco will amalgamate with CI Financial, CI Investments, Skylon (if it has not been previously amalgamated) and each of the Holdcos to form CI Amalco.

DESCRIPTION OF CI AMALCO

General

Under the Arrangement, CI Financial will amalgamate with CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco to form CI Amalco.

CI Amalco will carry on the business of CI Financial and Skylon as a going concern, including the provision of financial services, including investment fund management and wealth management services, directly and through its Subsidiaries.

CI Public Partnership will, following the Arrangement, own all of the issued and outstanding common shares of CI Amalco.

Description of Share Capital

Following the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco, CI Amalco will be authorized to issue an unlimited number of common shares. Immediately following the Arrangement, CI Public Partnership will be the sole holder of all of the issued and outstanding common shares of CI Amalco.

The holders of common shares of CI Amalco will be entitled to receive notice of, to attend and to one vote per share at any meeting of the shareholders of CI Amalco (other than meetings of a class or series of shares of CI Amalco other than common shares). The holders of common shares of CI Amalco will be entitled to receive dividends if, as and when declared by the board of directors of CI Amalco on the common shares as a class. It is anticipated that substantially all of the funds to be received by CI Public Partnership from CI Amalco will be as a result of interest payments on the CI Note. The holders of common shares of CI Amalco will be entitled to share rateably in any distribution of the assets of CI Amalco in the event of any liquidation, dissolution or winding-up of CI Amalco, whether voluntary or involuntary, or any other distribution of the assets of CI Amalco for the purpose of winding-up its affairs.

Distribution Policy

CI Amalco will make monthly distributions of such portion of its cash available for distribution, by way of dividends on its common shares and returns of capital, as may be determined by its board of directors having regard to: (i) the satisfaction of CI Amalco's debt service obligations under credit facilities or other agreements with third parties; (ii) satisfying its interest and other expense obligations, including interest on the CI Note; (iii) retaining such reasonable working capital and other reserves (including amounts to satisfy regulatory capital requirements) as may be considered appropriate by the board of directors of CI Amalco; (iv) providing for all applicable taxes; (v) making any principal repayments in respect of the CI Note considered advisable by the board of directors of CI Amalco; (vi) satisfying its obligations under the benefit plans; (vii) retaining such reserves to stabilize distributions to Unitholders as considered appropriate by the board of directors of CI Amalco; (viii) providing for capital expenditures as considered appropriate by the board of directors of CI Amalco from time to time; and (ix) applicable law and compliance with any other contractual obligations (including fees payable to CI Public Partnership under the Management Agreement).

Management Agreement

CI Public Partnership, CI Amalco and Assante Amalco will enter into a Management Agreement pursuant to which CI Public Partnership will provide certain management and finance related services to CI Amalco, Assante Amalco and their respective Affiliates.

Fiscal Year End

The fiscal year end of CI Amalco will be December 31.

DESCRIPTION OF ASSANTE ACQUISITIONCO

Assante Acquisitionco is a corporation incorporated pursuant to the provisions of the CBCA for purposes of acquiring, directly or indirectly, all of the issued and outstanding shares of Assante, AAS and UFC immediately following the Arrangement. The head and principal office of Assante Acquisitionco is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7.

CI Acquisitionco owns all of the issued and outstanding common shares of Assante Acquisitionco. Immediately following the Arrangement, Assante Acquisitionco will amalgamate with Assante, AAS and UFC to form Assante Amalco.

DESCRIPTION OF ASSANTE AMALCO

General

Immediately following the Arrangement, Assante will amalgamate with AAS, UFC and Assante Acquisitionco to form Assante Amalco.

Assante Amalco will carry on the business of Assante, AAS and UFC as a going concern directly and through its Subsidiaries.

CI Amalco will, following the Arrangement, own all of the issued and outstanding common shares of Assante Amalco.

Description of Share Capital

Following the amalgamation of Assante, AAS, UFC and Assante Acquisitionco, Assante Amalco will be authorized to issue an unlimited number of common shares. Immediately following the Arrangement, CI Amalco will be the sole holder of all of the issued and outstanding common shares of Assante Amalco.

The holders of common shares of Assante Amalco will be entitled to receive notice of, to attend and to one vote per share at any meeting of the shareholders of Assante Amalco (other than meetings of a class or series of shares of Assante Amalco other than common shares). The holders of common shares of Assante Amalco will be entitled to receive dividends if, as and when declared by the board of directors of Assante Amalco on the common shares as a class. It is anticipated that substantially all of the funds to be received by CI Amalco from Assante Amalco will be as a result of interest payments on the Assante Note. The holders of common shares of Assante Amalco will be entitled to share rateably in any distribution of the assets of Assante Amalco in the event of any liquidation, dissolution or winding-up of Assante Amalco, whether voluntary or involuntary, or any other distribution of the assets of Assante Amalco for the purpose of winding-up its affairs.

Distribution Policy

Assante Amalco will make monthly distributions of such portion of its cash available for distribution, by way of dividends on its common shares and returns of capital, as maybe determined by its board of directors having regard to: (i) the satisfaction of Assante Amalco's debt service obligations under credit facilities or other agreements with third parties; (ii) satisfying its interest and other expense obligations, including interest on the Assante Note; (iii) retaining such reasonable working capital and other reserves (including amounts to satisfy regulatory capital requirements) as may be considered appropriate by the board of directors of Assante Amalco; (iv) providing for all applicable taxes; (v) making any principal repayments in respect of the Assante Note considered advisable by the board of directors of Assante Amalco; (vi) satisfying its obligations under the benefit plans; (vii) retaining such reserves to stabilize distributions to Unitholders as considered appropriate by the board of directors of Assante Amalco; (viii) providing for capital expenditures as considered appropriate by the board of directors of Assante Amalco from time to time; and (ix) applicable law and compliance with any other contractual obligations (including fees payable to CI Public Partnership under the Management Agreement).

Management Agreement

CI Public Partnership, CI Amalco and Assante Amalco will enter into a Management Agreement pursuant to which CI Public Partnership will provide certain management and finance related services to CI Amalco, Assante Amalco and their respective Affiliates.

Fiscal Year End

The fiscal year end of Assante Amalco will be December 31.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CI FINANCIAL

The following selected consolidated financial information is derived from and should be read in conjunction with the consolidated financial statements of CI Financial and the notes thereto included in this Information Circular. See "Documents Incorporated by Reference".

(in thousands of dollars, except per share amounts) **Operating Results**	**For the nine months ended Feb. 28, 2006**	**For the twelve months ended May 31, 2005**	**For the twelve months ended May 31, 2004**
Revenue	979,428	1,195,058[1]	954,455[1]
Income before taxes	367,464	447,915	391,744
Net income	239,756	284,749	221,044
Dividends paid	148,841	198,330	108,769
Basic and diluted net income per share	$0.84	$0.97	$0.82
Dividends paid per share	$0.52	$0.68	$0.41

Balance Sheet Data	**As at Feb. 28, 2006**	**As at May 31, 2005**	**As at May 31, 2004**
Current assets	394,608	310,709	272,262
Total assets	2,824,904	2,664,070	2,493,762
Current liabilities	443,186	352,951	293,367
Shareholders' equity	1,509,935	1,472,762	1,533,869

(1) Revenue for the 12 months ended May 31, 2005 and May 31, 2004 reflect the accounting change made June 1, 2005 related to the classification of expenses recovered from the funds. This reflects a change in CI Financial's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue.

SELECTED *PRO FORMA* CONSOLIDATED FINANCIAL INFORMATION OF THE FUND

The following selected *pro forma* consolidated financial information has been derived from and should be read in conjunction with the unaudited *pro forma* consolidated financial statements of the Fund and the notes thereto included in this Information Circular:

(in thousands of dollars, except per unit amounts) **Operating Results**	**For the nine months ended Feb. 28, 2006**	**For the twelve months ended May 31, 2005**
Revenue	979,428	1,195,058
Income before taxes	367,464	447,915
Net income	387,583	483,908
Basic and diluted net income per Unit[(1)]	$1.36	$1.65

Balance Sheet Data	**As at Feb. 28, 2006**
Current assets	392,053
Total assets	2,822,349
Current liabilities	443,186
Unitholders' equity	1,507,380

(1) Reflects the one-for-one exchange of one CI Share for one Unit or one Exchangeable LP Unit of CI Public Partnership.

TRUSTEES, DIRECTORS AND MANAGEMENT

Trustees of the Fund

The Fund will have a minimum of one Trustee and a maximum of 15 Trustees. The Trustees shall supervise the activities and manage the affairs of the Fund. On Closing, the board of Trustees will be comprised of eight Trustees, seven of whom will be Independent and all of whom will be residents of Canada (within the meaning of the Tax Act).

Governance of the Fund

The board of Trustees will appoint an audit committee (the "**Audit Committee**"), a compensation committee (the "**Compensation Committee**") and a governance committee (the "**Governance Committee**"), each of which will be comprised entirely of individuals "independent" within the meaning of applicable securities law, and such other committees as the board of Trustees consider necessary or appropriate. The majority of the Trustees and the majority of members of each committee of the board of trustees must be residents of Canada (within the meaning of the Tax Act).

The board of Trustees will supervise the management of the business and affairs of the Fund with the highest standards of ethical conduct and in the best interests of the Unitholders of the Fund. In this regard, the board of Trustees will adopt and approve the following:

- the Governance Guidelines;
- a charter for the Audit Committee;

- a charter for the Compensation Committee;
- a charter for the Governance Committee;
- a code of business conduct and ethics; and
- policies concerning confidentiality, fair disclosure and trading in securities.

Board Responsibilities

The mandate of the board of Trustees is to supervise the management of the business and affairs of the Fund acting in the best interests of the Fund, including:

- monitoring and overseeing the Fund Group's strategic planning;
- monitoring the performance of the Fund Group's business, evaluating associated opportunities and risks, and controlling risk;
- monitoring systems for audit, internal control and information management systems;
- monitoring the performance of senior management of the Fund Group;
- satisfying itself as to the integrity of senior management and ensuring that they create a culture of integrity throughout the Fund Group;
- succession planning for senior management, trustees and directors;
- remuneration of the executive officers and reviewing general compensation policy for the Fund Group; and
- corporate governance including composition and effectiveness of the board, selection of board nominees and ensuring the independence of the board.

The board of Trustees will approve all significant decisions that affect the Fund before they are implemented and will then supervise their implementation and review the results.

Board Composition and Size

The board of Trustees will be composed of eight members. The size of the board of Trustees and its composition has been determined to be appropriate in view of its responsibilities and the risks and strategic direction of the Fund. This number of directors will permit the board of Trustees to operate in an efficient and cohesive manner. Trustees will not be required to be specialists in the business of the Fund but rather to provide the benefit of their business experience, judgement and vision. As well, the interests of the Fund will be well served by the experience and expertise in the financial services industry that will be brought to the Fund by the two Trustees who are currently officers of Sun Life.

The board of directors of CI Financial believes that seven of the eight proposed Trustees will be Independent and the remaining Trustee (Mr. W.T. Holland) will not be Independent. Accordingly, the board of Trustees will be constituted with a majority of individuals who qualify as Independent (within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices).

Committees of the Board of Trustees

Three standing committees of the board of Trustees will be formed, the Audit Committee, the Compensation Committee and the Governance Committee. The board of Trustees will delegated certain authority and responsibilities to each of these committees and will mandate that each of them perform certain advisory functions and make recommendations to the board of Trustees. Each committee will have a written charter. Each committee will be required to reassess its charter at least annually and report to the Trustees thereon.

Audit Committee

The Audit Committee will be composed of four Independent Trustees: Messrs. R.D. Besse, G.R. Chang, P.W. Derksen (Chair) and D.J. Riddle. Each of the proposed members of the Audit Committee will be Independent and financially literate. The Audit Committee's mandate will include assisting the board of Trustees in its oversight and evaluation of the Fund's financial statements. The committee will be responsible for reviewing quarterly financial statements, annual financial statements and other financial disclosure documents prior to their approval by the full board of Trustees. The committee will also be responsible for making recommendations to the Trustees regarding the appointment and compensation of the external auditors, reviewing the Fund's financial reporting process, internal controls and the performance of the Fund's external auditors, and approving non-audit services by the external auditors. The external auditors of the Fund will report directly to the committee. The committee will have direct access to management and to the Fund's external auditors in order to review specific issues, and will meet quarterly with the auditors without management present.

Compensation Committee

The Compensation Committee will be composed of four Independent Trustees: Messrs. R.D. Besse, A.W. Oughtred (Chair), G.W. Oughtred and D.J. Riddle. The Compensation Committee's mandate includes evaluating the performance of CI General Partner's Chief Executive Officer (who will essentially function as the chief executive officer of the Fund) and determining his compensation and reviewing and making recommendations to the Trustees with respect to the remuneration of the executive officers, directors and trustees of the Fund Group, reviewing the design and competitiveness of the Fund Group's overall compensation plan, monitoring the Unit Option Plan, and reviewing the Fund Group's succession planning for the executive officers and senior management of the Fund Group.

Governance Committee

The Governance Committee will be composed of three Independent Trustees: Messrs. R.D. Besse (Chair), P.W. Derksen and A.W. Oughtred. The Governance Committee's mandate will include the development and recommendation to the board of Trustees of appropriate Governance Guidelines, the identification of future board and committee members and the annual review and assessment of the performance of the board of Trustees, its committees and each Trustee. The committee will be responsible for developing the Fund's approach to governance issues, ensuring the board of Trustees functions independently of management, assessing the effectiveness of the board of Trustees as a whole and its committees as well as the contribution and performance of each incumbent Trustee, and making recommendations to the Trustees on the size and composition of the board of Trustees, Trustee succession planning and recruitment of new candidates, and the orientation and education of the Trustees.

The following table sets out, as at the time of Closing, certain information with respect to the proposed Trustees:

Name and Municipality of Residence	Position with the Fund	Principal Occupation	Number of CI Shares Currently Beneficially Owned, Controlled or Directed
Ronald D. Besse (1)(2)(3) Toronto, Ontario	Lead Trustee	President and Chief Executive Officer, Besseco Holdings Inc. (private investment company)	96,682
G. Raymond Chang (1)(3) Toronto, Ontario	Trustee	President, G. Raymond Chang Ltd. (private investment company)	13,979,292
Paul W. Derksen (1)(3) Mississauga, Ontario	Trustee	Executive Vice-President and Chief Financial Officer, Sun Life Financial Inc. (financial services company)	--
William T. Holland Toronto, Ontario	Trustee	Chief Executive Officer and Director of CI Financial	13,621,330
A. Winn Oughtred (2)(3) Toronto, Ontario	Trustee	Partner, Borden Ladner Gervais LLP (law firm)	17,582
George W. Oughtred (2) Calgary, Alberta	Trustee	President, Privatbanken Holdings Inc. (private investment company)	4,749,198
C. James Prieur Toronto, Ontario	Trustee	President and Chief Operating Officer, Sun Life Financial Inc. (financial services company)	--
David J. Riddle (1)(2) Vancouver, British Columbia	Trustee	President, C-MAX Capital Inc. (private investment company)	1,404,198

(1) Proposed member of the Audit Committee.
(2) Proposed member of the Compensation Committee.
(3) Proposed member of the Governance Committee.

The following are brief biographies of the Trustees of the Fund:

Mr. Besse, 67, is President and Chief Executive Officer of Besseco Holdings Inc. Prior to assuming his current position, he was President and Chief Executive Officer of Gage Learning Corporation and related predecessor companies from 1978 until 2003. Mr. Besse is a director of Rogers Communications Inc., Rogers Media Inc., Rogers Cable Inc. and Luxembourg Cambridge Holding Group.

Mr. Chang, 57, is President of G. Raymond Chang Ltd. and Non-Executive Chairman of the Board of CI Financial. He joined CI Financial in 1983 and, prior to assuming his Non-Executive Chairman role in January 2003, he was appointed President and Chief Executive Officer of CI Financial in June 1996 and then executive Chairman of the Board in November 1999. Mr. Chang is on the Ryerson University Board of Governors and is a director of Toronto General & Western Hospital Foundation and Grace Kennedy & Company Limited.

Mr. Derksen, 55, is Executive Vice-President and Chief Financial Officer of Sun Life Financial Inc. He is on the board of directors of a number of Sun Life's subsidiaries. Prior to joining Sun Life in February 2000, he was Executive Vice-President and Chief Financial Officer of CT Financial Services Inc. and Canada Trustco Mortgage Company, Chairman of Truscan Property Corporation (Canada Trustco's real estate investment subsidiary) and Executive Vice-President of Merrill Lynch Canada Inc.

Mr. Holland, 47, is Chief Executive Officer of CI Financial. Since joining CI Financial in 1989, he has held positions of increasing responsibility and was appointed Chief Executive Officer in November 1999. As a matter of policy, Mr. Holland chooses not to serve on any outside boards.

Mr. Winn Oughtred, 63, has been a partner with Borden Ladner Gervais LLP since 1977 and has practised corporate and securities law for over 35 years. Mr. Oughtred was called to the Ontario Bar in 1969 and is a member of the Law Society of Upper Canada and the Canadian Bar Association. He is a director and the secretary of Oppenheimer Holdings Inc., a director of State Bank of India (Canada) and a number of closely held corporations and an Institute of Corporate Directors certified director.

Mr. George Oughtred, 76, has been President of Privatbanken Holdings Inc. for over 30 years. He has been an executive officer and/or a director of a number of publicly traded corporations. Mr. Oughtred has worked in or been associated with the investment business, including the mutual fund business, throughout Canada for 50 years.

Mr. Prieur, 55, has been President and Chief Operating Officer of Sun Life Financial Inc. since September 1999. He is on the board of directors of a number of Sun Life's subsidiaries. Mr. Prieur is a director of The Canadian Opera Company and Life Insurance Marketing and Research Association International. In the past 5 years, he has served as a director of Newton Wellesley Hospital.

Mr. Riddle, 50, has been President of C-MAX Capital Inc. since 2000. Prior to assuming his current position, he had over 20 years experience in the financial services industry with major Canadian investment dealers and as a senior executive in the mutual fund industry.

Liability of Trustees

The Fund Declaration of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Unitholder or any other Person, in tort, contract or otherwise, for: any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Fund incurred by reason of the sale of any asset; for the loss or disposition of money or securities; for any action or failure to act of any other Person to whom the Trustees have delegated any of their duties under the Fund Declaration of Trust; or for any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by any Person to perform its duties under or delegated to it, under the Fund Declaration of Trust), unless, in each case, such liabilities arise out of a breach of the Trustees' standard of care, diligence and skill or breach of the restrictions on the Trustees' powers as set out in the Fund Declaration of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the Fund Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the Fund Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the Fund's assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund or the Fund's assets.

The following table sets out, as at the time of Closing, certain information with respect to the proposed directors and executive officers of CI General Partner:

Name and Municipality of Residence	Positions	Number of CI Shares Currently Beneficially Owned, Controlled or Directed
William T. Holland Toronto, Ontario	Chief Executive Officer and Director	13,621,330
Stephen A. MacPhail Toronto, Ontario	President, Chief Operating Officer and Director	869,096
Peter W. Anderson Markham, Ontario	Executive Vice-President and Director	687,600
Michael J. Killeen Toronto, Ontario	Senior Vice-President, General Counsel, Corporate Secretary and Director	147,000
Douglas J. Jamieson Toronto, Ontario	Senior Vice-President and Chief Financial Officer	170,000

The following are brief biographies of the directors and executive officers of CI General Partner (for those individuals who will not serve as Trustees).

Mr. MacPhail, 49, joined CI Financial in 1994 as Senior Vice-President and Chief Financial Officer. Since then, Mr. MacPhail has assumed positions of increasing responsibility, becoming the Chief Operating Officer in 1999 and President in May 2005.

Mr. Anderson, 48, joined CI Financial in 1997 as Executive Vice-President, Sales and Marketing of CI Investments, and later became President of CI Investments and an Executive Vice-President of CI Financial in 1999.

Mr. Killeen, 41, joined CI Financial in 1995 as General Counsel and Corporate Secretary and became a Senior Vice-President in 2001. Prior to joining CI Financial, Mr. Killeen was an associate lawyer at a major Canadian law firm. He was called to the Ontario Bar in 1992 and is a member of the Law Society of Upper Canada and the Canadian Bar Association.

Mr. Jamieson, 39, joined CI Financial in 1995 as Manager, Corporate Finance and has assumed positions of increasing responsibility, becoming the Senior Vice-President and Chief Financial Officer of CI Financial in May 2005. Mr. Jamieson holds the Chartered Financial Analyst designation (1998) and is a Chartered Accountant (1991).

Remuneration of Trustees

The Trustees, acting on the recommendations of the Compensation Committee, will review the adequacy and form of the Trustees' compensation annually and ensure that it reflects the workload, responsibilities and risks of the Trustees.

Mr. G.R. Chang, in his capacity as non-executive chairman of the board of CI Financial, is currently paid at an annual rate of $100,000 per year and is expected to be paid at the same rate in his comparable role with the Fund.

Effective April 2006, the board of directors of CI Financial approved annual directors' fees for each of the other directors who are not employees of CI Financial or Sun Life of $75,000 per annum payable in quarterly instalments of $9,375 in cash and by the issue of $9,375 worth of CI Shares. In each quarter, the number of shares to be issued is determined by dividing $9,375 by the current market price of the CI

Shares. In the case of the directors who are officers of Sun Life, $150,000 per annum is paid to Sun Life for the services of these two directors. At the time of approval of these fees, the board contemplated that, assuming a successful Arrangement, the applicable Trustees will be paid annual fees having the foregoing aggregate values but with the form of consideration being determined on or before the Effective Date.

Unit Option Plan

The CI Options issued pursuant to the CI Financial Employee Incentive Stock Option Plan as amended and restated on April 9, 2003 will be exchanged for Fund Options that will be the economic equivalent of the exchanged CI Options (except that the Fund Options will be exercised for Units, rather than CI Shares).

The Unit Option Plan contains provisions equivalent in all respects to the provisions of the existing option plan. It will be adopted exclusively for the purpose of governing the Fund Options and no further options will be granted thereunder following the Effective Date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

The following table summarizes the aggregate indebtedness to CI Financial and its Subsidiaries, as at May 26, 2006, of all executive officers, directors, employees and former executive officers, directors and employees of CI Financial or any of its Subsidiaries:

Aggregate Indebtedness	
Purpose	***To the Corporation or its Subsidiaries***
Share Purchases	$4,129,143
Other	–

CI Financial maintains the Program pursuant to which CI Financial lent money to qualified key employees of CI Financial and its Subsidiaries to purchase CI Shares in the market. The Program is designed to encourage long term equity investment by such employees. Loans have been made for one-year terms renewable at the option of CI Financial for up to four additional one-year terms, and bear interest at prescribed rates. Interest payments are made out of participants' salaries, and principal payments are generally made from the proceeds of any sale of such shares. Unsold shares are held by CI Financial as security against repayment of the loans. To the extent that the value of the shares held as collateral falls below the amount of his or her loan, a participant must post additional security or repay the loan. Each participant has agreed that his or her loan is to be repaid in accordance with its terms without exception.

Effective September 30, 2003, the Program was revised to provide that no further loans would be made to the senior executive officers of CI Financial. As at May 26, 2006, no participant with outstanding indebtedness under the Program is, or during the last fiscal year was, a director or executive officer of CI Financial. CI Financial has never forgiven any amount of indebtedness under the Program. There are no other programs under which the directors or executive officers of CI Financial are indebted to CI Financial or any of its Subsidiaries.

RISK FACTORS

The following are certain risk factors relating to the Fund Group that Shareholders should carefully consider before deciding whether to approve the Arrangement Resolution. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in

conjunction with, the detailed information appearing elsewhere in this Information Circular. These risks and uncertainties are not the only ones facing the Fund Group. Additional risks and uncertainties not currently known to the Fund Group, or that the Fund Group currently considers immaterial, may also impair the operations of the Fund Group. If any such risks actually occur, the business, financial condition, liquidity and/or results of operations of the Fund Group, and the ability of the Fund to make distributions on the Units (and of CI Public Partnership to make distributions on the Exchangeable LP Units), could be materially adversely affected.

Risks Related to the Business

The following risk factors relating to the Fund Group are most likely to influence an investor's decision to buy, sell or hold Units. These risk factors should be considered in conjunction with the other information included in the documents incorporated by reference into and forming part of this Information Circular.

Changes in Economic, Political and Market Conditions

The Fund's performance will be directly affected by conditions in the financial markets and political conditions including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which will be beyond the control of the Fund. There can be no assurance that financial market performance will be favourable in the future. Any decline in the financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect the Fund Group's assets under management, fees and/or revenues, which would reduce cash flow to the Fund Group.

Competition

The Fund Group will operate in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid.

The Fund Group will compete with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services, than those of the Fund Group. The trend toward greater consolidation within the investment management industry has increased the strength of a number of the Fund Group's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. Competitors of the Fund Group will also seek to expand market share by offering different products and services than those which will be offered by the Fund Group. There can be no assurance that the Fund Group will maintain the current standing in the market or current market share of CI Financial and its Subsidiaries, and that may adversely affect the business, financial condition or operating results of the Fund Group.

Consolidation within Third-Party Distribution Channel

Access to the third-party distribution channel for investment funds is highly competitive. Consolidation within this channel has resulted in the acquisition of several dealers by the Fund Group's competitors. As a result of these consolidations, these dealers may offer solely or partially their related proprietary investment funds which could have an adverse effect on the Fund Group's operations and prospects.

Dependence on Senior Management

The success of the Fund Group is dependent to a significant degree upon the contributions of senior management. The loss of senior management, or an inability to attract, retain and motivate sufficient numbers of qualified management personnel on the part of the Fund Group, could adversely affect the Fund Group's business.

General Business Risk and Liability

Given the nature of the Fund Group's business, the Fund Group may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Fund Group, its trustees, officers, or agents in this respect include potential liability for violations of securities laws, breaches of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of the Fund Group's members right to carry on their existing business. The Fund Group may incur significant costs in connection with such potential liabilities.

Integration Risk

The acquisitions by CI Financial of the Acquired Companies involved the combination of companies that have similar or complementary business operations. An important factor in the success of the acquisitions will be the success of the management of the Fund Group in managing the Acquired Companies (or their successors under the Arrangement) and, if appropriate, integrating all or part of the operations and personnel of the Acquired Companies. The acquisitions of the Acquired Companies and/or the integration of the Acquired Companies can result in unanticipated operational problems, expenses and liabilities as well as a diversion of management attention. There can be no assurance that such acquisitions or integration efforts will be successful or that the combination will not adversely affect the business, financial condition or operating results of the Fund Group. In addition, the Fund Group may incur charges related to the acquisitions and related to integrating the Acquired Companies. There can be no assurance that the Fund Group will not incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisitions.

Investment Performance of the Funds

If the funds managed by the Fund Group are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by the Fund Group's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on the Fund Group's assets under management. This would have a negative impact on the Fund Group's management fee revenue and profitability.

Management Fees and Other Costs

The Fund Group's ability to maintain the management fee structure of CI Financial and its Subsidiaries will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that the Fund Group will not come under competitive pressures to lower the fees charged or that it will be able to retain the current fee structure or, with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on the Fund Group's operating results. By reason of CI Financial's implementation in 2005 of fixed management expense ratios for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administrative fees, could reduce margins and have an adverse effect on the Fund Group's operating results.

Regulation of the Fund Group

Certain members of the Fund Group are heavily regulated in almost all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level will generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of the Fund Group, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of the Fund Group's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a member of the Fund Group's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to the Fund Group. To the extent that existing or future regulations affecting the sale or offering of the Fund Group' products or services or the Fund Group's investment strategies cause or contribute to reduced sales of the Fund Group's products or lower margins or impair the investment performance of the Fund Group's products, the Fund Group's aggregate assets under management and its revenues may be adversely affected.

Sales and Redemptions

The Fund Group will earn revenue primarily from management fees for advising and managing its mutual funds. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales, (ii) redemption rates and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance and other factors, and there can be no certainty that sales and redemptions will continue at levels experienced in the past by CI Financial and its Subsidiaries. In addition, there can be no certainty regarding future investment performance.

Sufficiency of Insurance

Members of the Fund Group currently maintain and will maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage or that any insurer will remain solvent with sufficient limits or at a reasonable cost. A judgment against any member of the Fund Group in excess of available coverage could have a material adverse effect on the Fund Group both in terms of damages awarded and the impact on the reputation of the Fund Group.

Risks Relating to the Units

Dependence on CI Public Partnership

The Fund is an open-ended, limited purpose trust, which will, for purposes of its income, be entirely dependent on CI Public Partnership and CI Public Partnership's direct and indirect interests in CI Amalco and Assante Amalco. Although the Fund intends to make distributions based on distributions received on the Class A LP Units earned by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the Fund's ability to make distributions, which remains dependent upon the ability of CI Public Partnership to pay distributions or other returns of capital in respect of the Class A LP Units, which ability, in turn, is dependent upon the operations and assets of CI Amalco and Assante Amalco.

Unpredictability and Volatility of Unit Price

A publicly-traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market

price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors. The market price for the Units may be adversely affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the Fund Group. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates may lead purchasers of Units to demand a higher annual yield and this could adversely affect the market price of the Units. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund will qualify on the Effective Date as a "mutual fund trust" as defined by the Tax Act, the Fund will not be a "mutual fund" as defined by applicable securities legislation.

Securities like the Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in the business of CI Amalco, Assante Amalco and their respective Affiliates and should not be viewed by investors as shares or interests in CI Amalco, Assante Amalco and their respective Affiliates or any other company. The Units do not represent debt instruments and there is no principal amount owing to Unitholders. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Each Unit represents an equal, undivided, beneficial interest in the Fund. The Fund's principal assets will be Class A LP Units. The price per Unit is a function of the Fund's anticipated distributable cash at any time, which is, in turn dependent on the distributable cash of CI Amalco and Assante Amalco.

Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the Business

Although the Fund intends to distribute the income earned by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amount of cash distributions distributed upstream by CI Public Partnership, CI Amalco and Assante Amalco and, thus, eventually available for distribution. The actual amount of distributions paid in respect of the Units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the Fund Group. Distributions are not guaranteed and will fluctuate with CI Amalco's and Assante Amalco's performance. CI Public Partnership, CI Amalco and Assante Amalco and have the discretion to establish cash reserves (including regulatory capital reserves) for the proper conduct of their business. Adding to these reserves (including regulatory capital reserves) in any year would reduce the amount of distributable cash and, hence, of cash available for distributions in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by the Fund.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of a member of the Fund Group (other than the Fund), holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of such entity before any assets are made available for upstream distribution (eventually) to the Fund. Upon the Arrangement becoming effective, the Units will be effectively subordinated to the existing credit facilities and most of the other indebtedness and liabilities

of the Fund Group. None of the members of the Fund Group will be limited (other than pursuant to the existing credit facilities) in their respective ability to incur secured or unsecured indebtedness.

Capital Investment

The timing and amount of capital expenditures by CI Public Partnership, CI Amalco and Assante Amalco will directly affect the amount of distributable cash available for them to distribute, including, ultimately, the cash available for distributions to Unitholders. Such distributions may be reduced, or even eliminated, at times when Trustees deem it necessary to make significant capital or other expenditures.

Distributable cash may be dependent upon the ability of CI Public Partnership, CI Amalco and Assante Amalco to fund a portion of their capital expenditures and working capital with cash generated from operations. The Fund may be required to reduce distributions or sell additional Units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to the Fund for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.

Restrictions on Potential Growth

The payout by CI Amalco and Assante Amalco of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of CI Amalco and its cash flow.

Limitation on Non-resident Ownership

The Fund Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders and partnerships (other than Canadian partnerships) are prohibited from beneficially owning more than 45% of Units (on a non-diluted and fully-diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-residents and partnerships, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Upon a redemption of Units or termination of the Fund, the Trustees may distribute, at the discretion of the Trustees, securities or debt obligations of the Fund, CI Public Partnership or any other entity in which the Fund has a direct or indirect interest, directly to the Unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. Assets so distributed may not be qualified investments for trusts governed by Plans depending upon the circumstances at the time. Additionally, such securities will not be listed on any stock exchange and no established market is expected to develop in such securities and they may be subject to resale restrictions under applicable securities laws.

Dilution

The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units may dilute the interests of existing Unitholders.

Future Sales of Units

The sales of a substantial number of Units in the public market or otherwise by Unitholders could adversely affect the prevailing market price of the Units and could impair the Fund's ability to raise additional capital through an offering of its equity securities.

Distribution of Class A LP Units on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the Class A LP Units and any other downstream assets owned directly by any member of the Fund Group (and, therefore, indirectly by the Fund) directly to the Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the Class A LP Units or any of the other foregoing assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or qualified investments for Plans.

Absence of Prior Public Market

The Fund is a newly-formed unincorporated trust. The Fund cannot predict the price at which the Units will trade and there can be no assurance that an active trading market in the Units will develop or be sustained. One of the factors that may influence the market price of the Units is the annual yield on the Units.

Tax Related Risks

Income Tax Matters

There can be no assurance that Units will continue to be qualified investments under the Tax Act for Plans. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments. In addition, there can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described herein under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-Residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-Resident persons or partnerships that are not "Canadian partnerships" (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is "taxable Canadian property" or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by Non-Residents and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. To date, the Department of Finance has not tabled a Notice of Ways and Means Motion which includes these proposed changes. In a concurrent release, the Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties. The issue of ownership of a trust by non-resident persons and partnerships other than Canadian partnerships was not addressed as part of the February 23, 2005 federal budget or the May 2, 2006 federal budget.

If the liability of the Fund in respect of the CI Public Partnership ceases to be limited in any respect, the Fund may cease to be a "mutual fund trust" under the Tax Act.

Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against CI Amalco or Assante Amalco, it would materially adversely affect the amount of cash available to the Fund for distribution to Unitholders. The Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable. On October 31, 2003 the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. As part of the release of the February 23, 2005 Federal Budget, the Minister of Finance (Canada) announced that many commentators had expressed concern with the October 31, 2003 proposals; in particular that a codification of the "reasonable expectation of profit" test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the government's objectives. The Department of Finance indicated that it will release an alternative proposal for public comment at its earliest opportunity. The Fund has advised counsel that it does not believe that the amendments as proposed on October 31, 2003 would have a material effect on its tax position.

The Fund Declaration of Trust provides that a sufficient amount of the Funds' net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Funds' liability for tax under Part I of the Tax Act. Where such amount of net income and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance (Canada) announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion that proposed to enhance the dividend gross-up and tax credit mechanism applicable to certain eligible dividends payable by corporations resident in Canada after 2005. Specific measures relating to the enhanced dividend gross-up and tax credit mechanism were tabled in the Notice of Ways and Means Motion that accompanied the federal budget on May 2, 2006. In addition, the CRA has resumed providing advance tax rulings in respect of flow-through entity structures.

The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Units will depend, in part, on the composition for tax purposes of distributions paid by the Fund. It is expected that substantially all of the distributions paid by the Fund will be treated as taxable income in the hands of Unitholders for Canadian income tax purposes.

Exchangeable LP Units

Any Shareholder who is considering exchanging CI Shares (or Holdco Shares) for Exchangeable LP Units should consult his, her or its own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. See "Certain Canadian Federal Income Tax Considerations".

Subject to the Maximum Number of Exchangeable LP Units, Shareholders (other than Excluded Shareholders) will be entitled to elect to transfer their CI Shares (or Holdco Shares) to the CI Public Partnership for consideration that includes Exchangeable LP Units, Ancillary Rights and (possibly) Units rather than transferring such CI Shares to the Fund in consideration for Units. For certain Shareholders, exchanging CI Shares for consideration that includes Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. **However, the use of such election is complicated and may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. CI Financial provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units. Shareholders who are considering exchanging CI Shares (or Holdco Shares) for Exchangeable LP Units should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including, but not limited to, (i) restrictions on transferability, and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances prior to January 1, 2007, except with the consent of the board of directors of CI General Partner. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system.**

If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated, except as hereinafter described, in accordance with the following formula: (i) first, Sun Life will be entitled to that number of the Exchangeable LP Units which it has elected to receive, and (ii) the remaining available Exchangeable LP Units will be allocated *pro rata* in accordance with the following formula: the total number of the remaining Exchangeable LP Units available divided by the total number of Exchangeable LP Units elected by Electing Shareholders other than Sun Life multiplied by the number of Exchangeable LP Units elected by the particular Electing Shareholder. The balance of the consideration received by Electing Shareholders will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of CI Financial will have the discretion to require Electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their CI Shares or Holdco Shares, as set out in the Letter of Transmittal and Election Form.

For eligible Shareholders that elect to receive Exchangeable LP Units, CI General Partner will make the necessary joint tax elections with such Shareholders. However, CI General Partner or the CI Public Partnership will not be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure of a Shareholder to properly complete or file a tax election in the form and manner and within the time prescribed by applicable tax legislation. CI General Partner and the CI Public Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder provided the Depositary receives the Letter of Transmittal and Election Request by the Election Deadline and any such tax election is received by CI Public Partnership within 60 days following the Effective Date. See "Certain Canadian Federal Income Tax Considerations". The amount agreed to in such election may not be less than the fair market value of the Ancillary Rights and any Units received by a Shareholder.

Any redemption or exchange of Exchangeable LP Units may be a taxable event for the holder of Exchangeable LP Units. In particular, the Exchangeable LP Units may (at the option of CI Public Partnership) be exchanged for Units if the aggregate number of issued and outstanding Exchangeable LP Units (excluding any Exchangeable LP Units held by the Fund, the CI Public Partnership or their Affiliates) is less than 2% of the number of Exchangeable LP Units issued on the Effective Date and following the completion of certain take-over bids.

Distributions received by a holder of Exchangeable LP Units from CI Public Partnership during a fiscal year may result in the adjusted cost base of the holder's Exchangeable LP Units being a negative amount at the end of the fiscal period of the CI Public Partnership. Where, at the end of a fiscal period of the CI Public Partnership, a holder's adjusted cost base of Exchangeable LP Units becomes a negative amount, the negative amount will be deemed to be a capital gain realized by such holder at that time from the disposition of the Exchangeable LP Units and, immediately after that time, the holder's adjusted cost base will be increased by an amount equal to that deemed capital gain.

Exchangeable LP Units are intended to be, to the greatest extent possible, the economic equivalent of Units. Moreover, it is anticipated that the primary mechanism for holders of Exchangeable LP Units to dispose of such units will be the exercise of the Exchange Rights and subsequent disposition of the Units received pursuant thereto. Accordingly, many of the risks associated with the holding of Units, including (among others) risks relating to distributions on Units and the future value of Units, also apply to holders of Exchangeable LP Units. In addition, as described above, Exchangeable LP Units are subject to a number of restrictions and limitations, including (but not limited to) restrictions on (i) transferability of Exchangeable LP Units, and (ii) the exercise of the Exchange Rights. Under certain circumstances, a Public Partnership will have the right to acquire all outstanding Exchangeable LP Units in exchange for an equal number of Units, subject to adjustment in accordance with the Exchange Agreement. See "Description of CI Public Partnership — Exchangeable Partnership Units" and "Description of CI Public Partnership — Transfer of Partnership Units".

The proportions of cash distributions received by holders of Exchangeable LP Units from CI Public Partnership that are taxable as income for purposes of the Tax Act may not be the same as, and may be higher than, the proportion of corresponding cash distributions received by Unitholders from the Fund that are taxable as income for purposes of the Tax Act.

A holder of Exchangeable LP Units may be subject to provincial income tax in the provinces in which the business of CI Public Partnership is carried on during a year in accordance with the provisions of the income tax statute of each such province, and may be required to file a provincial tax return in such province.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to CI Financial and the Fund, the following is, as of the date of this Information Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to Shareholders who at all relevant times, for purposes of the Tax Act, are resident in Canada or are deemed to be resident in Canada, deal at arm's length with and are not affiliated with CI Financial and the Fund and hold their CI Shares and will hold their Units as capital property. Generally, CI Shares and Units will be considered to be capital property to a Shareholder or Unitholder, as applicable, provided that the Shareholder or Unitholder does not hold CI Shares or Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders or Unitholders who might not otherwise be considered to hold their CI Shares or Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a

Shareholder or Unitholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Shareholder or Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). In addition, this summary does not describe the Canadian federal income tax consequences of acquiring, holding or disposing (including pursuant to the Exchange Right) of Exchangeable LP Units and does not address the deductibility of interest by a Unitholder who has borrowed money to acquire Units. This summary is not applicable to a Shareholder who validly elects the Holdco Alternative. Such Shareholders should consult their own tax advisors.

This summary is based upon the facts set out in this Information Circular, the provisions of the Tax Act in force on the date of this Information Circular and counsels' understanding of the current published administrative policies and assessing practices of the CRA and takes into account all specific proposals (the "Tax Proposals") to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular. There can be no assurance that any of the Tax Proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative and assessing practices of the CRA, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Information Circular. CI Financial has made an application for an advance income tax ruling from the CRA to confirm the Canadian federal income tax consequences of certain matters described in this Information Circular.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Shareholder's or Unitholder's particular circumstances, including the province or provinces in which the Shareholder or Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder or Unitholder. Shareholders or Unitholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.

The Arrangement

Exchange of CI Shares for Units

On the exchange of CI Shares for Units, a Shareholder who exchanges CI Shares for Units will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the CI Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the CI Shares so exchanged. For this purpose, the proceeds of disposition will be the fair market value at the time of the exchange of the Units received. See the discussion below under "Taxation of Unitholders – Taxation of Capital Gains and Capital Losses".

The cost of the Units received in exchange for the CI Shares will be equal to the fair market value of the Units at the time of the exchange.

Transfer of CI Shares to CI Public Partnership

Pursuant to the Plan of Arrangement, Shareholders who are not Excluded Shareholders may, in certain circumstances, elect to transfer their CI Shares to CI Public Partnership for consideration including Exchangeable LP Units. For certain Shareholders, transferring CI Shares to CI Public Partnership for consideration including Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, the use of such election is complicated and may not be appropriate for all Shareholders. Certain risks, which are not discussed herein, are associated with such an election and

the holding of Exchangeable LP Units. CI Financial provides no representation as to the tax consequences of any such election or the acquisition, holding or disposition of Exchangeable LP Units. Shareholders who are considering receiving Exchangeable LP Units should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the acquisition, holding and disposition of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including, but not limited to, (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. See "Description of CI Public Partnership" and "Risk Factors".

For Shareholders that elect to receive Exchangeable LP Units, CI General Partner will make a joint election under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) with such Shareholders at the amount elected by the Shareholders, subject to the limitations under the Tax Act (or any applicable provincial tax legislation). Notwithstanding the foregoing, the amount agreed to in such joint election may not be less than the fair market value of the Ancillary Rights and any Units received by a Shareholder. See "Risk Factors". Neither CI General Partner or CI Public Partnership will be responsible for the proper completion or filing of any such tax election and the Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages and late filing penalties resulting from the failure by such Shareholders to properly complete or file a tax election form in the form and manner and within the time prescribed by the Tax Act (or any provincial or territorial legislation). CI General Partner and CI Public Partnership agree only to execute any properly completed election and to forward such election by mail (within 30 days after the receipt thereof by CI Public Partnership) to the applicable Shareholder. With the exception of the execution of the election by CI General Partner, compliance with the requirements for a valid election will be the sole responsibility of the Shareholder making the election. The completion of an election is complicated and Shareholders should consult their own legal and tax advisors in order to properly complete an election in the appropriate circumstances.

In order to make an election a Shareholder must first complete and return a Letter of Transmittal and Election Form with all required information to the Depositary by the Election Deadline, or the Holdco Election Deadline, as the case may be, to elect to exchange their CI Shares (or Holdco Shares) for Exchangeable LP Units and to receive the tax election package associated therewith from the Depositary. A Shareholder must then provide to CI Public Partnership two signed copies of the necessary tax election forms within 60 days following the Effective Date duly completed with the details of the number of CI Shares (or Holdco Shares) transferred and the applicable elected amount for the purposes of the election (provided that such elected amount may not be lower than the elected amount set out in the Letter of Transmittal and Election Form). The forms will be returned to such Shareholder, signed by CI General Partner, for filing by the Shareholder with the CRA (or the applicable provincial or territorial tax authority). Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. CI General Partner will also make a provincial or territorial joint election with a Shareholder under the provision of any relevant provincial or territorial income tax legislation with similar effect to subsection 97(2) of the Tax Act. **Shareholders should consult their own legal and tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority.** It will be the sole responsibility of each Shareholder who wishes to make such an election to obtain the necessary provincial or territorial election forms and to submit such forms for execution to CI General Partner.

In order for the CRA (and, where applicable, any provincial or territorial taxing authority) to accept a tax election without a late filing penalty being paid by the Shareholder, the election must be received by such provincial or territorial taxing authorities on or before a certain date. It is the sole responsibility of a Shareholder that elects to transfer their CI Shares (or Holdco Shares) to CI Public Partnership to determine when an election must be filed with the CRA or other applicable provincial or territorial taxing authority. **Shareholders should consult their own legal and tax advisors to determine the applicable**

filing due date. However, regardless of such deadline, the tax election forms of a Shareholder must be received by CI Public Partnership within 60 days following the Effective Date.

Any Shareholder who does not ensure that the Depositary has received a duly completed Standard Letter of Transmittal and Election Form on or before the Election Deadline (or a duly completed Holdco Letter of Transmittal and Election Form on or before the Holdco Election Deadline), will not be able to benefit from an election to receive Exchangeable LP Units. In such circumstances, the Shareholder will be deemed to not have elected to receive Exchangeable LP Units and will receive the applicable number of Units for their CI Shares (or Holdco Shares). Furthermore, any Electing Shareholder will only be able to file a tax election if such election has been duly completed and delivered to CI Public Partnership in the manner described herein and is consistent with the information provided in the Letter of Transmittal and Election Form. Accordingly, all Shareholders who wish to enter into an election with CI Public Partnership should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal and Election Form. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Dissenting Shareholder

A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by CI Financial the fair market value of the CI Shares held by such Shareholder determined as of the appropriate date. See "The Arrangement – Dissenting Shareholders' Rights". Although the matter is not free from doubt, it appears that such Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) exceeds the paid-up capital of the CI Shares held by such Shareholder at that time. The taxation of dividends is described below under "Taxation of Unitholders – Fund Distributions". Where the Dissenting Shareholder is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not as a dividend. The Shareholder will also be considered to have disposed of the CI Shares. For purposes of determining the Shareholder's capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received less the amount of any deemed dividend referred to above and interest awarded by the Court. The taxation of capital gains and capital losses is described below under "Taxation of Unitholders - Taxation of Capital Gains and Capital Losses". Interest awarded to a Dissenting Shareholder by the Court will be included in the Shareholder's income for the purposes of the Tax Act. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. **Because the treatment of Dissenting Shareholders is unclear, Dissenting Shareholders are urged to consult their own tax advisors.**

Status of the Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund will qualify as a "mutual fund trust" as defined in the Tax Act on completion of the Arrangement, will elect to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times. **If the Fund were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.**

In order for the Fund to qualify as a mutual fund trust, it must satisfy various requirements, including a requirement that the Fund must not have been established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than "taxable Canadian property"

as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-Residents. If draft amendments to the Tax Act released by the Minister of Finance (Canada) on September 16, 2004 are enacted as proposed, the Fund may cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time the fair market value of all Units and Special Voting Units held by Non-Residents or partnerships which are not "Canadian partnerships" for purposes of the Tax Act is more than 50% of the fair market value of all issued and outstanding Units and Special Voting Units. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. To date, the Minister of Finance (Canada) has not tabled a Notice of Ways and Means Motion which includes these proposed amendments. In a concurrent release, the Department of Finance indicated that implementation of the proposed changes would be suspended pending further consultation with interested parties. The issue of ownership of a trust by non-resident persons and partnerships other than Canadian partnerships was not addressed as part of the February 23, 2005 federal budget or the May 2, 2006 federal budget.

Qualified Investment

Units will be qualified investments for Plans, subject to the specific provisions of any particular Plan. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for those Plans.

Securities of the Fund or of any other entity in which the Fund has a direct or indirect interest received as a result of a redemption of Units may not be qualified investments for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Consultations Regarding Business Income Trusts

On September 8, 2005, the Department of Finance released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that the CRA would postpone providing advance tax rulings respecting flow-through entity structures pending these consultations. On November 23, 2005, the Minister of Finance (Canada) announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion that proposed to enhance the dividend gross-up and tax credit mechanism applicable to certain eligible dividends payable by corporations resident in Canada after 2005. Specific measures relating to the enhanced dividend gross-up and tax credit mechanism were tabled in the Notice of Ways and Means Motion that accompanied the federal budget on May 2, 2006. In addition, the CRA has resumed providing advance tax rulings in respect of flow-through entity structures.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year its allocated share of the taxable income of the CI Public Partnership for the fiscal period of CI Public Partnership ending on or before the end of that taxation year. The Fund will also include in its income for each taxation year net capital gains realized by

the Fund in that year, all interest that accrues to the Fund to the end of the year (or that becomes receivable or is received by it before the end of the year), except to the extent that such interest was included in computing its income for a preceding taxation year, and all dividends received by it in that year from its subsidiaries. In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income.

A distribution by the Fund of its property *in specie* upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to its fair market value. The Fund will generally realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property so distributed and any reasonable costs of disposition.

Under the Fund Declaration of Trust, an amount equal to all of the income (including taxable capital gains) of the Fund (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Fund, but excluding capital gains arising in connection with a distribution *in specie* on redemption of Units which are designated by the Fund to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below.

Where the income of the Fund in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Unitholders in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Fund Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholder, and will be deductible by the Fund in computing its income.

Counsel has been advised that the Fund intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Taxation of the CI Public Partnership

The CI Public Partnership is not subject to tax under the Tax Act. Each partner of the CI Public Partnership, including the Fund, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of the CI Public Partnership, as the case may be, for its fiscal year ending in, or coincidentally with the end of, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of the CI Public Partnership will be computed for each fiscal year as if the CI Public Partnership was a separate person resident in Canada. Income of the CI Public Partnership may include interest on the CI Note, dividends on the common shares of CI Amalco and income from services performed by the CI Public Partnership. In computing the income or loss of the CI Public Partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by the CI Public Partnership to earn income from its business or investments. The net income or loss of the CI Public Partnership for a fiscal year will be allocated to the partners of the CI Public Partnership, including the

Fund, in the manner set out in the CI Public Partnership Agreement, subject to the detailed rules in the Tax Act in that regard. The Fund will be deemed to realize a capital gain to the extent the adjusted cost base of its limited partnership units of the CI Public Partnership is negative at the end of a taxation year of the CI Public Partnership.

If the CI Public Partnership incurs losses for tax purposes, each limited partner of the CI Public Partnership, including the Fund, will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that its investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year (such adjusted cost base to the investor computed excluding any unpaid portion of the purchase price payable by the investor for such partnership interest), plus any income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to the CI Public Partnership (or to a person with whom the CI Public Partnership does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxation of Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Units or otherwise.

The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Units will depend, in part, on the composition for tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Units to the Unitholder, as described below. The composition for tax purposes of these distributions may change over time, thus affecting the after-tax return to such Unitholders.

Provided that appropriate designations are made by the Fund, that portion of the taxable dividends, if any, received (or deemed to be received) from taxable Canadian corporations, net taxable capital gains and foreign source income as is paid or payable to a Unitholder and the amount of foreign taxes paid or deemed to be paid by the Fund, if any, will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals (other than certain trusts), the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts) and the deduction in computing taxable income will be available to Unitholders that are corporations. An additional refundable 6-2/3% tax will be payable by Unitholders that are "Canadian-controlled private corporations", as defined in the Tax Act, in certain circumstances.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of Units), the Unitholder will be required to reduce the adjusted cost base of the Units by that amount. To the extent that

the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. See the discussion below under "Taxation of Capital Gains and Capital Losses".

Dispositions of Units

On the disposition or deemed disposition of a Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholders' proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income, including any capital gain or income realized by the Fund in connection with a redemption which has been designated by the Fund to the redeeming Unitholder. See the discussion below under "Taxation of Capital Gains and Losses".

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of a Unit, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition.

Where Units are redeemed and the Redemption Price is paid by the delivery of securities of the Fund or of any other entity in which the Fund has a direct or indirect interest to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the securities so distributed less any income or capital gain realized by the Fund in connection with the redemption of those Units which has been designated by the Fund to the Unitholder. Where any income or capital gain realized by the Fund in connection with the distribution of such securities on the redemption of Units has been designated by the Fund to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. **Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.**

The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder's Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will generally be included in the Unitholder's income as a taxable capital gain in the taxation year in which the disposition occurs or in respect of which a net taxable capital gains designation is made by the Fund. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.

Unitholders that are Canadian-controlled private corporations (as defined in the Tax Act) will be liable for an additional refundable 6-2/3% tax in respect of taxable capital gains realized on a disposition of Units or net taxable capital gains designated by the Fund to such Unitholders.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of taxable dividends from taxable Canadian corporations, previously designated by the Fund to the Unitholder

except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains, and capital gains realized on the disposition of CI Shares or Units, may increase the Unitholder's liability for alternative minimum tax.

Income Tax Considerations Applicable to Non-Canadians

This Information Circular does not contain a summary of the Canadian or foreign income tax consequences of the Arrangement to Shareholders resident outside of Canada. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement and the holding and disposing of Units, including any associated filing requirements.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CI Financial for use at the Meeting and any adjournment(s) or postponement(s) thereof. No Person has been authorized to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile, e-mail or oral communication by the directors, officers and employees of CI Financial, at no additional compensation. All costs associated with the solicitation of proxies by management of CI Financial will be borne by CI Financial.

Appointment of Proxyholders and Revocation of Proxies

William T. Holland and Michael J. Killeen (the management designees named in the accompanying Form of Proxy) are both officers of CI Financial. **A Shareholder has the right to appoint a Person (who need not be a Shareholder), other than William T. Holland or Michael J. Killeen, to represent such Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the other Person in the blank space provided on the Form of Proxy. Alternatively, a Shareholder may complete another appropriate form of proxy.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed Form of Proxy and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile to 1 (866) 249 7775 or (416) 263 9524, Attention: Proxy Department. In order to be valid for use at the Meeting, proxies must be received by June 21, 2006 at or prior to 5:00 p.m. (Toronto time) or on the last day (excluding Saturdays, Sundays and statutory or civic holidays in Toronto, Ontario) preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

A Shareholder who has submitted a Proxy may revoke it by depositing a written instrument of revocation, signed by the Shareholder or by an authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer), either: (i) at the offices of Computershare Investor Services Inc., 100 University

Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

The foregoing information respecting appointment of proxyholders and revocation of proxies is generally applicable only to registered Shareholders, being Persons who are named as holders of CI Shares on the register of shareholders maintained by CI Financial's registrar and transfer agent (the "**Register of Shareholders**"). A significant number of Persons who beneficially own CI Shares hold those shares in a brokerage account or through some other intermediary. In almost all cases a Person whose shares are held through a broker (or other intermediary) will not appear as the holder of record of such shares on the Register of Shareholders. As non-registered, beneficial shareholders (i.e., Persons whose shares are not held in their own name) do not, under applicable corporate legislation, have the same rights as registered shareholders in respect of shareholder meetings (including the rights described above to appoint a proxyholder and revoke a deposited proxy). Non-registered shareholders are required to act indirectly through their broker (or other intermediary) in order to vote their CI Shares and non-registered shareholders should refer to the information set forth under the heading "Voting of CI Shares – Advice to Beneficial Holders of CI Shares" in this Information Circular.

Exercise of Discretion by Proxyholders

On any ballot that may be called for at the Meeting, the management designees named in the accompanying Form of Proxy will vote (or withhold from voting) the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, the relevant shares will be voted in favour of the Arrangement Resolution, all as more particularly described in this Information Circular.** The accompanying Form of Proxy confers discretionary authority upon the Persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As at the date of this Information Circular, management of CI Financial knows of no such amendments, variations or other matters to be brought before the Meeting.

Signing of Proxy

A Form of Proxy must be signed by the Shareholder or a duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A Form of Proxy signed by a Person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that Person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with CI Financial).

Voting of CI Shares – General

As at May 26, 2006, there were 285,680,519 CI Shares outstanding, each carrying the right to one vote at meetings of the Shareholders.

Only Persons who were registered as holders of CI Shares as of the close of business on May 23, 2006 (the "**Record Date**") are entitled to receive notice of, attend and vote at, the Meeting. In accordance with the provisions of the OBCA, CI Financial will cause to be prepared a list of the registered holders of CI Shares as of the close of business on the Record Date. At the Meeting, each holder of CI Shares named in that list will be entitled to vote the shares shown opposite the holder's name on the list, except to the

extent that: (a) the Shareholder has transferred any of his CI Shares after the Record Date; and (b) the transferee of those CI Shares produces properly endorsed share certificates or otherwise establishes ownership of such shares and demands, at least 10 days before the Meeting, that the transferee's name be included on the Shareholder's list, in which case the transferee will be entitled to vote such shares at the Meeting.

Voting of CI Shares – Advice to Beneficial Holders of CI Shares

The information set forth in this section is important to the non-registered shareholders of CI Financial. Only registered holders of CI Shares of CI Financial and duly appointed proxyholders are entitled to attend and vote at the Meeting. However, in many cases, CI Shares of CI Financial beneficially owned by a holder (a "**Non-Registered Holder**") are registered either:

(a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54 101 – Proxy Solicitation, CI Financial has distributed copies of this Information Circular and the enclosed Form of Proxy (collectively, the "**meeting materials**") to Intermediaries, to be forwarded to Non-Registered Holders.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a Form of Proxy, when meeting materials are forwarded to them by an Intermediary. The purpose of those forms is to permit Non-Registered Holders to direct the voting of the CI Shares they beneficially own, notwithstanding the fact they may not be the registered owner of the relevant shares. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another Person attend and vote on the Holder's behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. In some cases, voting instruction forms permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another Person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a Form of Proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which proxy is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another Person attend and vote on the Holder's behalf), the Non Registered Holder should complete the enclosed Form of Proxy and return it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile to 1 (866) 249 7775 or (416) 263 9524, Attention: Proxy Department within the time periods described above under the heading "Appointment of Proxyholders and Revocation of Proxies". If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another Person attend and vote on the Holder's behalf), the Non Registered Holder must strike out the names of the Persons on the Form of Proxy and insert the Non Registered Holder's (or such other Person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Principal Holders of CI Shares

As at May 24, 2006, CDS & Co. was the registered owner of approximately 269,450,544 CI Shares, which represents approximately 94.3% of the issued and outstanding CI Shares. The directors and officers of CI Financial understand that CDS & Co. is a nominee and not a beneficial owner of CI Shares. Except as otherwise set forth in this Information Circular, the directors and officers of CI Financial are not aware that any Person on whose behalf such shares are beneficially held owns or exercises control or direction over more than 10% of the outstanding CI Shares.

Interests of Certain Persons in the Arrangement

The directors and senior officers of CI Financial and its Material Subsidiaries own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 38,580,129 CI Shares (constituting approximately 13.5% of the issued and outstanding CI Shares). In addition, the directors and senior officers of CI Financial and its Material Subsidiaries hold CI Options exercisable for 5,741,429 CI Shares in the aggregate.

Management of CI Financial understands that each of the directors and senior officers of CI Financial and its Material Subsidiaries currently intends to vote their respective CI Shares, whether owned (directly or indirectly) or controlled or directed by them, in favour of the Arrangement Resolution to be considered at the Meeting.

Other than the Sun Life Preference, all holders of CI Shares will be treated equally under the Arrangement, if implemented.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Arrangement Resolution

Shareholders are invited to consider, pursuant to an order (the "**Interim Order**") of the Ontario Superior Court of Justice dated May 25, 2006, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix "C" to the accompanying Information Circular, approving a plan of arrangement (the "**Arrangement**") under Section 182 of the OBCA involving CI Financial and its shareholders, providing for the creation of CI Financial Income Fund.

Effective Date

Except as otherwise specified, the information set forth herein is provided as of May 26, 2006.

AUDITORS' CONSENT

The Board of Directors of CI Financial Inc.

We have read CI Financial Inc.'s ("**CI Financial**") Notice and Management Information Circular for a Special Meeting of Shareholders to consider a Plan of Arrangement to create CI Financial Income Fund (the "**Fund**") dated May 26, 2006. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned document of our report to the shareholders of CI Financial on the consolidated balance sheets of CI Financial as at May 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 7, 2005.

We consent to the use in the above-mentioned document of our report to the trustee of the Fund on the balance sheet of the Fund as of May 18, 2006. Our report is dated May 25, 2006.

Ernst & Young LLP

Toronto, Canada
May 26, 2006

Chartered Accountants

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents of this Information Circular have been approved in substance by the board of directors of CI Financial Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario as of the 26th day of May, 2006.



William T. Holland
Director

APPENDIX "A"
ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 26th day of May, 2006.

A M O N G:

CI FINANCIAL INCOME FUND,
a trust governed by the laws of Ontario

(hereinafter referred to as the "**Fund**")

- and -

CI FINANCIAL INC.,
a corporation existing under the laws of Ontario

(hereinafter referred to as "**CI Financial**")

- and -

CI ACQUISITION INC.,
a corporation existing under the laws of Ontario

(hereinafter referred to as "**CI Acquisitionco**")

- and -

CI FINANCIAL GENERAL PARTNER CORP.,
a corporation existing under the laws of Ontario

(hereinafter referred to as "**CI General Partner**")

- and -

CANADIAN INTERNATIONAL LP,
a limited partnership existing under the laws of Manitoba

(hereinafter referred to as "**CI Public Partnership**")

- and -

CI INVESTMENTS INC.,
a corporation existing under the laws of Ontario

(hereinafter referred to as "**CI Investments**")

- and -

ASSANTE CORPORATION,
a corporation existing under the laws of Canada

(hereinafter referred to as "**Assante**")

- and -

SKYLON ADVISORS INC.,
a corporation existing under the laws of Ontario

(hereinafter referred to as "**Skylon**")

- and -

ASSANTE ACQUISITION INC.,
a corporation existing under the laws of Canada

(hereinafter referred to as "**Assante Acquisitionco**")

- and -

ASSANTE ADVISORY SERVICES LTD.,
a corporation existing under the laws of Canada

(hereafter referred to as "AAS")

- and -

UNITED FINANCIAL CORPORATION,
a corporation existing under the laws of Manitoba

(hereafter referred to as "**UFC**")

- and -

each **HOLDCO SHAREHOLDER** and **HOLDCO** (each as hereinafter defined) who, from time to time, becomes or is deemed to become a party to this Arrangement Agreement (hereinafter, collectively referred to as the "**Holdco Parties**")

WHEREAS the board of directors of CI Financial has approved and agreed to effect, subject to obtaining approval of CI Financial's shareholders at the Meeting (as defined below), a statutory plan of arrangement under Section 182 of the *Business Corporations Act* (Ontario) on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit 1;

AND WHEREAS CI Financial has established each of the Fund, CI Acquisitionco, CI General Partner, CI Public Partnership and Assante Acquisitionco to participate in the Arrangement on the terms and conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the others, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following terms have the following meanings, respectively:

"**Affiliate**" has the meaning ascribed thereto in Section 1.2 of Ontario Securities Commission Rule 45-501 *Ontario Prospectus and Registration Exemptions,* on the date hereof;

"**Agreement**" means this agreement including the Exhibit and Schedules hereto and all amendments, supplements and restatements made hereto;

"**Arrangement**" means the proposed arrangement under Section 182 of the OBCA on and subject to the terms and conditions set forth in the Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with Section 5.1;

"**Arrangement Filings**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix "C" to the Information Circular, to be voted upon by Shareholders at the Meeting;

"**Assante Amalco**" means the corporation to be formed under the laws of Canada upon the amalgamation of Assante Acquisitionco, Assante, AAS and UFC, and to be known as "United Financial Corporation";

"**Authority**" means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory or civil holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Director, pursuant to Section 183 of the OBCA giving effect to the Arrangement;

"**CI Acquisitionco Shares**" means the common shares in the capital of CI Acquisitionco;

"**CI Amalco**" means the corporation to be formed under the laws of Ontario upon the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated with CI Investments), CI Acquisitionco and the Holdcos contemplated by the Plan of Arrangement, and to be known as "CI Investments Inc.";

"**CI Amalco Shares**" means the common shares in the capital of CI Amalco;

"**CI Financial Option Plan**" means the CI Financial Employee Incentive Stock Option Plan, as amended April 9, 2003, as may be further amended from time to time;

"**CI Option**" means the outstanding options to acquire CI Shares issued pursuant to the CI Financial Option Plan from time to time, and "**CI Options**" means, collectively, all of the issued and outstanding options for CI Shares;

"**CI Public Partnership Agreement**" means the limited partnership agreement dated as of May 19, 2006 in respect of CI Public Partnership, as the same may be amended, supplemented or restated from time to time;

"**CI Public Partnership Units**" means, collectively, the general partnership interest in CI Public Partnership, the Class A LP Units and the Exchangeable LP Units;

"**CI Shares**" means the common shares in the capital of CI Financial;

"**Class A LP Units**" means the Class A limited partner units of CI Public Partnership;

"**Closing**" means the completion of the transactions contemplated by this Agreement;

"**Court**" means the Ontario Superior Court of Justice;

"**Dissent Procedure**" means the procedure under Section 185 of the OBCA as modified by the Interim Order by which a Dissenting Shareholder exercises its Dissent Rights (see "The Arrangement – Dissenting Shareholders' Rights");

"**Dissent Rights**" means the right of a Shareholder pursuant to the Interim Order and Section 185 of the OBCA, to dissent to the Arrangement Resolution and to be paid the fair value of CI Shares in respect of which the Shareholder dissents, all in accordance with Section 185 of the OBCA, subject to and as modified by the Interim Order and Section 4.1 of the Plan of Arrangement;

"**Dissenting Shareholders**" means registered holders of CI Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure, and "**Dissenting Shareholder**" means any one of them;

"**Effective Date**" means the effective date on which the Arrangement Filings are duly filed pursuant to the OBCA and the Final Order and the Certificate;

"**Effective Time**" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the OBCA and the Final Order and the Certificate;

"**Encumbrances**" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of third parties to acquire or restrict the use of property;

"**Exchange Agreement**" means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, CI Public Partnership, CI General Partner, and each person who, from time to time, becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

"**Exchange Rights**" means the exchange rights set out in the CI Public Partnership Agreement and the Exchange Agreement;

"**Exchangeable LP Units**" means the Class B limited partner units of CI Public Partnership;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 182 of the OBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund Declaration of Trust**" means the declaration of trust dated as of May 18, 2006, governing the Fund, as the same may be amended, supplemented or restated from time to time;

"**Fund Group**" means, collectively, the Fund, CI General Partner, CI Public Partnership, CI Amalco, Assante Amalco and their respective Affiliates;

"**Fund Options**" means those options granted pursuant to the Arrangement in exchange for such CI Options, entitling the holders thereof to purchase one Unit for an exercise price per Unit equal to the exercise price per CI Share of each exchanged CI Option, and "**Fund Option**" means any one of them;

"**Holdco**" means a single purpose holding company:

(a) which is resident in Canada for the purposes of the Tax Act;

(b) which is a taxable Canadian corporation for the purposes of the Tax Act;

(c) which exists under the OBCA and was incorporated on or after June 1, 2006;

(d) which has one shareholder which is a taxable corporation resident in Canada for purposes of the Tax Act;

(e) which has no assets other than CI Shares and $5,000 in cash, and has no liabilities whatsoever; and

(f) which has outstanding only common shares, where the aggregate number of such issued and outstanding common shares immediately prior to the Effective Time is equal to the number of CI Shares held by the Holdco;

"**Holdco Shareholder**" means a Shareholder who is the sole shareholder of a Holdco;

"**Holdco Shares**" means, in respect of a particular Holdco, all of the issued and outstanding common shares in the capital of such Holdco;

"**Information Circular**" means the management information circular distributed by CI Financial in connection with the Meeting;

"**Interim Order**" means the interim order of the Court to be issued pursuant to the application referred to in Section 3.6 of this Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Meeting**" means the special meeting of Shareholders to be held on June 22, 2006, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement;

"**Non-resident**" means a Person who is not a resident of Canada within the meaning of the Tax Act;

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990 c. B.16, as amended, including the regulations promulgated thereunder;

"**Parties**" means, collectively, the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC, and the Holdco Parties, and "**Party**" means any one of them;

"**Person**" means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts, or other organizations, whether or not legal entities, and other governments and agencies and political subdivisions thereof;

"**Plan of Arrangement**" means the plan of arrangement set out as Exhibit 1 hereto, as the same may be amended, supplemented or restated from time to time in accordance with the terms thereof;

"**Settlor**" means Equion Financial Services Limited;

"**Shareholders**" means the holders of CI Shares, and where the circumstances require, holders of Holdco Shares in respect of which a valid Holdco Letter of Transmittal and Election Form (as such term is defined in the Plan of Arrangement) has been deposited, and "**Shareholder**" means any one of such holders;

"**Special Voting Units**" means the Special Voting Units of the Fund received by holders of Exchangeable LP Units (other than any member of the Fund Group) under the Fund Declaration of Trust and entitled to the benefits and subject to the limitations set forth therein;

"**Subsidiary**" has the meaning ascribed thereto in Section 1.2 of Ontario Securities Commission Rule 45-501 *Ontario Prospectus and Registration Exemptions*, on the date hereof;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended and the regulations thereunder;

"**Tax Ruling**" means the advance income tax ruling requested from the Canada Revenue Agency in respect of the transactions contemplated by the Plan of Arrangement;

"**Trustee**" means, at any time, an individual, who is, in accordance with the Fund Declaration of Trust, a trustee of the Fund at such time, and "**Trustees**" means, at any time, all of the individuals, each of whom is, at such time, a Trustee;

"**TSX**" means the Toronto Stock Exchange;

"**Unit**" means a unit authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein; and

"**Unitholders**" means the holders of Units from time to time.

1.2 Exhibits

The following Exhibit is attached to this Agreement and forms part hereof:

Exhibit 1 – Plan of Arrangement

1.3 Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular section, subsection or Exhibit;

(b) references to an "Article", "Section" or "Exhibit" are references to an Article, Section or Exhibit of or to this Agreement;

(c) words importing the singular shall include the plural and *vice versa*, words importing gender shall include the masculine, feminine and neuter genders, all as may be applicable in the context;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g) each of the Parties acknowledges the obligations of the Fund under this Agreement and that such obligations will not be personally binding upon any of the Trustees, any registered or beneficial holder of Units or Special Voting Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund, as the case may be.

1.4 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Mutual Representations and Warranties of CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC and each Holdco Party

CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS, UFC and each Holdco Party each represents and warrants to each other and to the Fund as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of CI Financial, CI Acquisitionco, CI General Partner, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, and UFC (i) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) on its behalf and, in the case of CI General Partner (in its capacity as the general partner of CI Public Partnership) on behalf of CI Public Partnership, has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(b) CI Public Partnership (i) is a limited partnership duly formed and validly existing under the laws of the Province of Manitoba, (ii) is duly registered to carry on its

business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(c) each Holdco (i) is a corporation duly incorporated and validly existing under the laws of Ontario, (ii) is duly qualified to carry on its business in each jurisdiction where the ownership of its CI Shares requires such qualification, and (iii) on its behalf has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(d) each Holdco Shareholder has all requisite power, capacity and authority to own its Holdco Shares and, indirectly, the CI Shares owned by its Holdco and to enter into and perform its obligations under this Agreement;

(e) the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Plan of Arrangement do not and will not:

    (i) result in the breach of, or violate any term or provision of, its articles or by-laws or other constating documents;

    (ii) conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence or permit to which it is a party or by which it is bound and which is material to it, or to which any material property of such Party is subject, or result in the creation of any Encumbrance upon any of its material assets under any such agreement, instrument, licence or permit or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence or permit; or

    (iii) violate any provision of law or administrative regulation or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a material adverse effect on it;

(f) there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority, nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;

(g) no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it;

(h) the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement, have been duly approved by its board of directors (or, in the case of CI Public Partnership, by the board of directors of CI General Partner in its capacity as the general partner of CI Public Partnership); and

(i) this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

2.2 Representations and Warranties of the Fund

The Fund represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) the Fund is a trust duly settled and existing under the laws of the Province of Ontario and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) the Fund currently has four (4) outstanding Units, which are fully-paid and non-assessable and are owned legally and beneficially by the Settlor of the Fund at the date hereof; and

(c) the Fund has not carried on any business since it was settled or undertaken any activity, other than as provided for herein and in the Plan of Arrangement.

2.3 Representations and Warranties of CI Financial

CI Financial represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) the authorized capital of CI Financial consists of an unlimited number of CI Shares and an unlimited number of preference shares;

(b) as at April 30, 2006, the issued and outstanding share capital of CI Financial consisted of 285,680,519 CI Shares; and

(c) at the date hereof, no Person holds any securities convertible into CI Shares or any other shares of CI Financial or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of CI Financial, other than pursuant to CI Options to purchase CI Shares granted to employees and directors of CI Financial pursuant to the CI Financial Option Plan.

2.4 Representations and Warranties of CI General Partner

CI General Partner represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of CI General Partner consists of an unlimited number of common shares, of which one (1) common share is issued and outstanding, is fully-paid and non-assessable and is owned legally and beneficially by the Fund at the date hereof;

(b) at the date hereof, no Person holds any securities convertible into shares of CI General Partner or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of CI General Partner, except as contemplated by the Plan of Arrangement; and

(c) CI General Partner has no non-cash assets (other than a general partner interest in CI Public Partnership) and no liabilities and has not carried on any business since its date of incorporation.

2.5 Representations and Warranties of CI Public Partnership

CI Public Partnership represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of CI Public Partnership consists of a 0.01% general partner interest, an unlimited number of Class A LP Units and an unlimited number of Class B LP Units, of which a 0.01% general partner interest and four (4) Class A LP Units are issued and outstanding, all of which are fully paid and non-assessable and are owned legally and beneficially by CI General Partner (in the case of the 0.01% general partner interest) and the Fund (in the case of the four (4) Class A LP Units) at the date hereof;

(b) at the date hereof, no Person holds any securities convertible into CI Public Partnership Units or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued CI Public Partnership Units, except as contemplated by the Plan of Arrangement; and

(c) CI Public Partnership has no non-cash assets (other than shares of CI Acquisitionco) and no liabilities and has not carried on any business since its date of formation, other than as provided herein, in the Plan of Arrangement and in the Information Circular.

2.6 Representations and Warranties of CI Acquisitionco

CI Acquisitionco represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of CI Acquisitionco consists of an unlimited number of common shares, of which one (1) common share is issued and outstanding, is fully-paid and non-assessable and is owned legally and beneficially by CI Public Partnership at the date hereof;

(b) at the date hereof, no Person holds any securities convertible into shares of CI Acquisitionco or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of CI Acquisitionco, except as contemplated by the Plan of Arrangement; and

(c) CI Acquisitionco has no non-cash assets (other than shares of Assante Acquisitionco) and no liabilities and has not carried on any business since its date of incorporation.

2.7 Representations and Warranties of CI Investments

CI Investments represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of CI Investments consists of an unlimited number of common shares, an unlimited number of special shares, issuable in series, and an unlimited number of preference shares, of which 45,886,803 common shares are issued and outstanding, are fully-paid and non-assessable and are owned legally and beneficially by CI Financial at the date hereof; and

(b) at the date hereof, no Person holds any securities convertible into common shares of CI Investments, or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of CI Investments, except as contemplated by the Plan of Arrangement.

2.8 Representations and Warranties of Assante

Assante represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of Assante consists of an unlimited number of common shares, of which 89,456,753 common shares are issued and outstanding, are fully-paid and non-assessable and are owned legally and beneficially by CI Financial at the date hereof; and

(b) at the date hereof, no Person holds any securities convertible into common shares of Assante, or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of Assante, except as contemplated by the Plan of Arrangement.

2.9 Representations and Warranties of Skylon

Skylon represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of Skylon consists of an unlimited number of common shares, an unlimited number of Class A common shares, an unlimited number of Class B common shares and an unlimited number of Class A special shares, of which 8,449,921 Class A common shares, 902,226 Class B common shares and 7,472,865 Class A special shares are issued and outstanding, are fully-paid and non-assessable and are owned legally and beneficially by CI Financial at the date hereof; and

(b) at the date hereof, no Person holds any securities convertible into common shares of Skylon, or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of Skylon, except as contemplated by the Plan of Arrangement.

2.10 Representations and Warranties of Assante Acquisitionco

Assante Acquisitionco represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of Assante Acquisitionco consists of an unlimited number of common shares, of which one (1) common share is issued and outstanding, is fully-paid and non-assessable and is owned legally and beneficially by CI Acquisitionco at the date hereof;

(b) at the date hereof, no Person holds any securities convertible into shares of Assante Acquisitionco or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Assante Acquisitionco, except as contemplated by the Plan of Arrangement; and

(c) Assante Acquisitionco has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.

2.11 Representations and Warranties of AAS

AAS represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of AAS consists of an unlimited number of common shares and an unlimited number of preference shares (Classes A to J), of which 1,930,050 common shares and 1,521,000 Class B preference shares are issued and outstanding, are fully-paid and non-assessable and are owned legally and beneficially by Assante at the date hereof; and

(b) at the date hereof, no Person holds any securities convertible into common shares of AAS, or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of AAS, except as contemplated by the Plan of Arrangement.

2.12 Representations and Warranties of UFC

UFC represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of UFC consists of an unlimited number of Class A and Class B common shares and an unlimited number of Class A and Class B preference shares, of which 42,005,600 Class A common shares, 200,000 Class A preference shares and 11,105,029 Class B preference shares are issued and outstanding, are fully-paid and non-assessable and are owned legally and beneficially by AAS at the date hereof; and

(b) at the date hereof, no Person holds any securities convertible into common shares of UFC, or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of UFC, except as contemplated by the Plan of Arrangement.

2.13 Representations and Warranties of each Holdco

Each Holdco, and its respective Holdco Shareholder, represents and warrants to and in favour of each of the other Parties, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) all of the issued and outstanding shares of the Holdco are fully-paid and non-assessable and are owned legally and beneficially by its Holdco Shareholder at the date hereof;

(b) at the date hereof, no Person holds any securities convertible into common shares of the Holdco, or has any agreement, warrant, option or other right capable of

becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued common shares of the Holdco, except as contemplated by the Plan of Arrangement; and

(c) other than CI Shares and cash in the amount of $5,000.00, the Holdco has no other assets and no liabilities and has not carried on any business since its date of incorporation.

ARTICLE 3
COVENANTS

3.1 General Covenants

Each of the Parties covenants with the other Parties that it will:

(a) use commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before June 30, 2006;

(b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement; and

(c) use commercially reasonable efforts to cause each of the conditions precedent set forth in Article 4, which are within its control, to be satisfied on or prior to the Effective Date.

3.2 Covenants of CI Financial

CI Financial hereby covenants and agrees with each of the other Parties that it will:

(a) until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(b) as soon as practicable, apply to the Court for the Interim Order;

(c) solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, in consultation with the other Parties, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable law and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d) in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required to be filed by it and mail the same to the holders of CI Shares in accordance with the Interim Order and applicable law;

(e) ensure that the information set forth in the Information Circular relating to CI Financial and its Subsidiaries, their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f) without limiting the generality of any of the foregoing covenants, until the Effective Date:

(i) except pursuant to the exercise of outstanding CI Options in accordance with the terms thereof prior to the date hereof, not issue any additional CI Shares or other securities or allow any of its Subsidiaries to issue any shares or other securities;

(ii) not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such Subsidiaries;

(iii) except as specifically provided for hereunder, not alter or amend its articles or bylaws or those of its Subsidiaries as the same exist at the date of this Agreement;

(g) prior to the Effective Date, make application to list the Fund Units (including Fund Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX;

(h) prior to the Effective Date, make application to the Canadian securities regulatory authorities for such orders as may be necessary or desirable in connection with the Fund Units and other securities to be issued pursuant to the Arrangement;

(i) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i) the approval of holders of CI Shares required for the implementation of the Arrangement;

(ii) the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Shareholders), the Final Order;

(iii) such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1; and

(iv) satisfaction of the other conditions precedent referred to in Section 4.1;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Arrangement Filings in accordance with the OBCA.

3.3 Covenants of the Fund, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC and each Holdco Party

Each of the Fund, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC and each Holdco Party hereby covenants and agrees with each of the other Parties that it will:

(a) until the Effective Date, not carry on business or undertake any activity, except as otherwise contemplated by this Agreement, the Plan of Arrangement and the Information Circular and, in the case of each of CI Investments, Assante, Skylon (if it has not been previously amalgamated), AAS and UFC, for activities undertaken in the normal course of business;

(b) until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(c) cooperate with and support CI Financial in its application for the Interim Order;

(d) without limiting the generality of any of the foregoing covenants, until the Effective Date, and except as contemplated by the Plan of Arrangement:

(i) not issue any additional units, shares or other securities or allow any of its Subsidiaries to issue any units, shares or other securities, except in connection with the transfer by AAS of its shares of Assante Estate and Insurance Services Inc. to IQON Financial Management Inc., in connection with the declaration and payment of a series of stock dividends by Assante to CI Financial in the form of fixed value preferred shares and in connection with the acquisition of CI Shares by each Holdco and the declaration and payment of "safe income" dividends by each Holdco;

(ii) not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its units, shares or other securities or those of such Subsidiaries; and

(iii) except as specifically provided for hereunder, not alter or amend its articles, bylaws or other governing and constating documents, or those of its Subsidiaries, as the same exist at the date of this Agreement, except for: (A) the creation of a new class of fixed value preferred shares in respect of Assante; (B) the possible amalgamation of Skylon with CI Investments; and (C) the continuation of UFC under the laws of Canada from Manitoba;

(e) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i) such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1, and

(ii) satisfaction of the other conditions precedent referred to in Section 4.1.

3.4 Additional Covenants of the Fund

The Fund hereby covenants and agrees with each of the other Parties that it will:

(a) prior to the Effective Date, cooperate with CI Financial in making the application to list the Units (including any Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX; and

(b) authorize for issuance the Units which are to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options.

3.5 Additional Covenants of the Fund, CI Financial, CI Acquisitionco, CI Public Partnership, Assante, AAS and each Holdco Shareholder

Each of the Fund, CI Financial, CI Acquisitionco, CI Public Partnership, Assante, AAS and each Holdco Shareholder hereby covenants and agrees with each of the other Parties that prior to the Effective Date, it will, in its capacity as the sole shareholder of CI General Partner (in the case of the Fund), the sole shareholder of CI Investments, Assante and Skylon (if it has not been previously amalgamated) (in the case of CI Financial), the sole shareholder of Assante Acquisitionco (in the case of CI Acquisitionco), the sole shareholder of CI Acquisitionco (in the case of CI Public Partnership), the sole shareholder of AAS (in the case of Assante), the sole shareholder of UFC (in the case of AAS) and the sole shareholder of its Holdco (in the case of each Holdco Shareholder) approve the Arrangement by special resolution.

3.6 Interim Order

As soon as practicable, CI Financial shall apply to the Court pursuant to Section 182 of the OBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting.

3.7 Final Order

If the Interim Order and all Shareholder approvals as required in respect of the Arrangement are obtained, CI Financial shall promptly thereafter take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and as soon as practicable following receipt of the Final Order, and subject to the

satisfaction or waiver of the other conditions provided for in Article 4, CI Financial shall file the Arrangement Filings to give effect to the Arrangement pursuant to the Final Order.

ARTICLE 4
CONDITIONS

4.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement and to file the Arrangement Filings in order to give effect to the Arrangement shall be subject to satisfaction of the following conditions, any of which may be waived by the Parties without prejudice to their respective rights to rely on any other condition in their favour (it being acknowledged and agreed that in no event may the condition set forth in Section 4.1(c)(i) be waived by the Parties without the consent of Sun Life Financial Inc.):

(a) the Arrangement, either with or without amendments approved by the Parties, shall have been approved by the required number of votes cast by Shareholders at the Meeting;

(b) the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably, not later than June 30, 2006 or such later date as the Parties may unanimously agree;

(c) all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons and Authorities having jurisdiction, including (without limitation) (i) receipt of the Tax Ruling in a form satisfactory to Sun Life Financial Inc.; (ii) the approval of, or notification of, the Investment Dealers Association of Canada, the Mutual Fund Dealers Association of Canada and the TSX and the securities regulators in each jurisdiction in which CI Financial and its Subsidiaries carry on business; (iii) applicable orders, rulings, no action letters and registrations pursuant to the *Securities Act* (Ontario) and the comparable securities legislation of the other provinces and territories of Canada to permit (A) the CI Shares, Units, Special Voting Units and Exchangeable LP Units to be issued or transferred pursuant to the Arrangement and (B) the Units to be issued upon exercise of the Exchange Rights and Fund Options granted pursuant to the Arrangement and, in the case of Units issued pursuant to the Arrangement or upon exercise of the Exchange Rights, to be freely tradable in each such jurisdiction promptly following the Effective Date;

(d) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(e) the board of directors of CI Financial shall be satisfied that, in its sole discretion, Non-residents and partnerships (other than Canadian partnerships) will not be beneficial owners of more than 45% of the Units immediately following Closing;

(f) none of the consents, orders, rulings, approvals or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(g) no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including, without limitation, any material change to the income tax laws of Canada which would have a material adverse effect upon Shareholders if the Arrangement is completed;

(h) the TSX shall have conditionally approved the listing of the Units to be issued or transferred pursuant to the Arrangement or pursuant to the exchange of the Exchangeable LP Units or exercise of Fund Options, subject to compliance with the normal listing requirements of such exchange; and

(i) this Agreement shall not have been terminated under Article 5.

4.2 Additional Condition to Obligations of CI Financial

The obligation of CI Financial to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by CI Financial without prejudice to its right to rely on any other condition in its favour, that Dissenting Shareholders not hold CI Shares representing in excess of 1% of all CI Shares then outstanding.

4.3 Additional Conditions to Obligations of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Parties to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and that the representations and warranties of the other Parties shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

4.4 Merger of Conditions

The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released on the filing by CI Financial of the Arrangement Filings under the OBCA to give effect to the Plan of Arrangement.

ARTICLE 5
AMENDMENT AND TERMINATION

5.1 Amendment and Waiver

This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by the unanimous written agreement of the Parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, Unitholders or partners, as the case may be. Without limiting the generality of the foregoing, any such amendment may:

(a) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 4 of this Agreement (provided that in no event shall any amendment be made to Section 4.1(c)(i) without the consent of Sun Life Financial Inc.);

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) change the time for performance of any of the obligations, covenants or other acts of the Parties; or

(d) make such alterations in this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order.

5.2 Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the filing of the Arrangement Filings giving effect to the Arrangement, be terminated by the mutual agreement of the Parties, without approval of the Shareholders. This Agreement shall terminate without any further action by the Parties if the Effective Date shall not have occurred on or before September 30, 2006.

5.3 Exclusivity

None of the covenants of CI Financial contained herein shall prevent the board of directors of CI Financial from (i) responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving CI Financial or any of its Subsidiaries, or (ii) making any disclosure to its Shareholders with respect thereto, which in the judgment of the board of directors of CI Financial is required under applicable law.

ARTICLE 6
GENERAL

6.1 Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand, will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed, in the case of each Party, to or care of:

(a) CI Financial Inc.
2 Queen Street East, Twentieth Floor
Toronto, Ontario
M5C 3G7

Attention: Michael J. Killeen, General Counsel
Facsimile No.: (416) 365-0501

with a copy to:

(b) Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen Pincus
Facsimile No.: (416) 979-1234

6.2 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify

this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.3 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns from time to time.

6.4 Assignment

This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

Notwithstanding anything to the contrary contained herein, each Party shall have the right, without being released, to transfer or assign this Agreement to any third party as security for any *bona fide* financing or as security for any guarantee granted by such transferor in respect of the obligations of its Affiliates to such third party for any *bona fide* financing.

6.5 Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

6.6 Goodmans LLP Acting for More Than One Party

Each of the Parties has been advised and acknowledges that Goodmans LLP is acting as counsel to and jointly representing the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS and UFC and certain of their Affiliates (each a "**Client**" and, collectively, "**Clients**"), and, in this role, information disclosed to Goodmans LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the Parties consents to Goodmans LLP so acting. In addition, should a conflict arise between any Clients, Goodmans LLP may not be able to continue to act for any of such Clients.

6.7 Time of Essence

Time is of the essence in respect of this Agreement.

6.8 Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the Parties pertaining to the subject matter

hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its trustees, directors, officers, employees or agents, to any other Party or its trustees, directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

6.9 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.

6.10 Further Assurances

Each of the Parties will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.11 Language

The Parties confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente entente ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

CI FINANCIAL INCOME FUND



Per: 

Name: William T. Holland
Title: Trustee

CI FINANCIAL INC.

Per: 

Name: William T. Holland
Title: Director and Chief Executive Officer

CI ACQUISITION INC.

Per: 

Name: Michael J. Killeen
Title: Director, Senior Vice-President, General Counsel and Corporate Secretary

CI FINANCIAL GENERAL PARTNER CORP.

Per:

Name: Michael J. Killeen
Title: Director, Senior Vice-President, General Counsel and Corporate Secretary

CANADIAN INTERNATIONAL LP, by its General Partner, CI FINANCIAL GENERAL PARTNER CORP.

Per: 

Name: Michael J. Killeen
Title: Director, Senior Vice-President, General Counsel and Corporate Secretary

CI INVESTMENTS INC.

Per: 

Name: Michael J. Killeen
Title: Senior Vice-President, General Counsel and Corporate Secretary

ASSANTE CORPORATION

Per: 

Name: Michael J. Killeen
Title: Corporate Secretary

SKYLON ADVISORS INC.

Per: 

Name: Michael J. Killeen
Title: Corporate Secretary

ASSANTE ACQUISITION INC.

Per: 

Name: Stephen A. MacPhail
Title: Director, President and Chief Operating Officer

ASSANTE ADVISORY SERVICES LTD.

Per: 

Name: Steven J. Donald
Title: Director, President and Chief Operating Officer

UNITED FINANCIAL CORPORATION

Per: 

Name: Steven J. Donald
Title: Director, President and Chief Operating Officer

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

ARTICLE 1 INTERPRETATION

1.1 Definitions.

In this Plan of Arrangement, the following terms have the following meanings:

"**AAS**" means Assante Advisory Services Ltd., a corporation incorporated under the laws of Canada;

"**Ancillary Rights**" means, in respect of each Exchangeable LP Unit, the Exchange Rights and related Special Voting Unit, collectively;

"**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 182 under the OBCA set forth in this Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with Section 5.1 of the Arrangement Agreement;

"**Arrangement Agreement**" means the arrangement agreement dated May 26, 2006 among the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS, UFC, and each Holdco and Holdco Shareholder who, by reason of his, her or its ownership of Holdco Shares, from time to time becomes or is deemed to become a party thereto, setting forth the terms of the Arrangement, as the same may be amended, supplemented or restated from time to time;

"**Arrangement Filings**" means a certified copy of the Final Order, together with the Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for each of CI Amalco and Assante Amalco to be filed pursuant to the OBCA;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix "C" to the Information Circular, to be voted upon by Shareholders at the Meeting;

"**Assante**" means Assante Corporation, a corporation incorporated under the laws of Canada;

"**Assante Acquisitionco**" means Assante Acquisition Inc., a corporation incorporated under the laws of Canada;

"**Assante Amalco**" means the corporation to be formed under the laws of Canada upon the amalgamation of Assante Acquisitionco, Assante, AAS and UFC and to be known as "United Financial Corporation";

"**Assante Note**" means the unsecured subordinated grid promissory note issued by Assante Acquisitionco to CI Amalco pursuant to this Plan of Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Director (as defined in the OBCA), pursuant to subsection 183 of the OBCA, giving effect to the Arrangement;

"**CI Acquisitionco**" means CI Acquisition Inc., a corporation incorporated under the laws of Ontario;

"**CI Amalco**" means the corporation to be formed under the laws of Ontario upon the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), CI Acquisitionco and the Holdcos and to be known as "CI Investments Inc.", as contemplated by this Plan of Arrangement;

"**CI Financial**" means CI Financial Inc., a corporation incorporated under the laws of Ontario;

"**CI General Partner**" means CI Financial General Partner Corp., a corporation incorporated under the laws of Ontario;

"**CI Investments**" means CI Investments Inc., a corporation incorporated under the laws of Ontario and, to the extent that CI Investments and Skylon amalgamate prior to the Effective Date, references to "CI Investments" shall be deemed to refer to the corporation resulting from such amalgamation;

"**CI Note**" means the unsecured subordinated grid promissory note issued by CI Acquisitionco to CI Public Partnership pursuant to the Plan of Arrangement;

CI Option" means the outstanding options to acquire CI Shares issued pursuant to the CI Employee Incentive Stock Option Plan as amended April 9, 2003, as may be further amended from time to time, and "**CI Options**" means, collectively, all of the issued and outstanding options for CI Shares;

"**CI Optionholders**" means the holders of CI Options;

"**CI Public Partnership**" means Canadian International LP, a limited partnership established under the laws of Manitoba;

"**CI Public Partnership Agreement**" means the limited partnership agreement dated as of May 19, 2006 in respect of CI Public Partnership, as the same may be amended, supplemented or restated from time to time;

"**CI Shares**" means the common shares in the capital of CI Financial;

"**Class A LP Units**" means the Class A limited partner units of CI Public Partnership;

"**Closing**" means the completion of the transactions contemplated by the Arrangement Agreement;

"**Court**" means the Ontario Superior Court of Justice;

"**CRA**" means the Canada Revenue Agency;

"**Depositary**" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Notice**" means a written notice of objection to the Arrangement Resolution provided by a Dissenting Shareholder to CI Financial in accordance with the Dissent Procedure;

"**Dissent Procedure**" means the procedure under Section 185 of the OBCA as modified by the Interim Order by which a Dissenting Shareholder exercises its Dissent Rights;

"**Dissent Rights**" means the right of a Shareholder pursuant to the Interim Order and Section 185 of the OBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the CI Shares in respect of which the Shareholder dissents, all in accordance with Sections 185 of the OBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement and as described in the Information Circular;

"**Dissenting Shareholders**" means registered holders of CI Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure, and "**Dissenting Shareholder**" means any one of them;

"**Effective Date**" means the effective date on which the Arrangement filings are duly filed pursuant to the OBCA, the Final Order and the Certificate;

"**Effective Time**" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the OBCA, the Final Order and the Certificate;

"**Electing Shareholder**" means a Shareholder that properly elects to transfer CI Shares and/or Holdco Shares to CI Public Partnership in exchange for Exchangeable LP Units, Ancillary Rights and (possibly) Units pursuant to, and in accordance with, the terms of the Arrangement;

"**Election Deadline**" means 5:00 p.m. (Toronto time) on the second to last Business Day immediately prior to the date of the Meeting or, if such meeting is adjourned or postponed, such time on the second to last Business Day immediately prior to the date of such adjourned or postponed meeting;

"**Exchange Agreement**" means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, CI Public Partnership, CI General Partner, and each Person who, from time to time, becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

"**Exchange Rights**" means the exchange rights set out in the CI Public Partnership Agreement and the Exchange Agreement;

"**Exchangeable LP Units**" means the Class B limited partner units of CI Public Partnership;

"**Excluded Shareholder**" means a Shareholder that (i) is a Non-resident; (ii) is a Tax-Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 182 of the OBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means CI Financial Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

"**Fund Declaration of Trust**" means the declaration of trust dated as of May 18, 2006, governing the Fund, as the same may be amended, supplemented or restated from time to time;

"**Fund Group**" means, collectively, the Fund, CI General Partner, CI Public Partnership, CI Amalco, Assante Amalco and their respective Affiliates;

"**Fund Options**" means those options granted pursuant to this Plan of Arrangement in exchange for such CI Options, entitling the holder thereof to purchase one Unit for an exercise price per Unit equal to the exercise price per CI Share of each exchanged CI Option, and "**Fund Option**" means any one of them;

"**Holdco**" means a single purpose holding company:

(i) which is resident in Canada for the purposes of the Tax Act;

(ii) which is a taxable Canadian corporation for the purposes of the Tax Act;

(iii) which exists under the OBCA and was incorporated on or after June 1, 2006;

(iv) which has one shareholder which is a taxable corporation resident in Canada for purposes of the Tax Act;

(v) which has no assets other than CI Shares and $5,000 in cash, and has no liabilities whatsoever; and

(vi) which has outstanding only common shares, where the aggregate number of such issued and outstanding common shares immediately prior to the Effective Time is equal to the number of CI Shares held by the Holdco;

"**Holdco Agreement**" means an agreement, available to Shareholders upon request from the Depositary, between a Holdco, its shareholder, the Fund and CI Public Partnership;

"**Holdco Election Deadline**" means 5:00 p.m. (Toronto time) on June 15, 2006;

"**Holdco Shareholder**" means a Shareholder who is the sole shareholder of a Holdco;

"**Holdco Shares**" means, in respect of a particular Holdco, all of the issued and outstanding common shares in the capital of such Holdco;

"**Holdco Parties**" means, collectively, each Holdco Shareholder and Holdco who, from time to time, becomes or is deemed to become a party to the Arrangement Agreement;

"**Holdco Letter of Transmittal and Election Form**" means the letter of transmittal and election form, available to Shareholders upon request from the Depositary, pursuant to which a Shareholder elects to avail itself of the Holdco Alternative, will be required, in accordance with the provisions of its Holdco Agreement, to surrender certificate(s) representing CI Shares (held by the Holdco) and Holdco Shares, and elects to receive, on completion of the Arrangement, Units or, unless such Shareholder or its Holdco is an Excluded Shareholder, Exchangeable LP Units and related Ancillary Rights and (possibly) Units for its Holdco Shares;

"**Information Circular**" means the management information circular distributed by CI Financial in connection with the Meeting;

"**Interim Order**" means the interim order of the Court to be issued pursuant to the application referred to in Section 3.6 of the Arrangement Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal and Election Form**" means either the Standard Letter of Transmittal and Election Form or the Holdco Letter of Transmittal and Election Form, as the case may be, delivered, or made available to, a Shareholder in connection with the Arrangement;

"**Maximum Number of Exchangeable LP Units**" means the maximum number of Exchangeable LP Units that may be issued by CI Public Partnership in connection with the Arrangement as determined in the sole discretion of the board of directors of CI Financial;

"**Meeting**" means the special meeting of holders of CI Shares to be held on June 22, 2006, and any adjournment(s) or postponement(s) thereof, to consider and, if thought fit,

approve the Arrangement Resolution and other matters set out in the notice of meeting accompanying the Information Circular;

"**Non-resident**" means a Person who is not a resident of Canada within the meaning of the Tax Act;

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16 as amended, including the regulations promulgated thereunder;

"**Person**" means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts, or other organizations, whether or not legal entities, and other governments and agencies and political subdivisions thereof;

"**Plan of Arrangement**" means this plan of arrangement, as may be amended, supplemented or restated from time to time in accordance with the terms hereof;

"**Shareholders**" means, collectively, the holders of CI Shares, and where the circumstances require, holders of Holdco Shares in respect of which a valid Holdco Letter of Transmittal and Election Form has been deposited, and "**Shareholder**" means any one of such holders;

"**Skylon**" means Skylon Advisors Inc., a corporation incorporated under the laws of Ontario;

"**Special Voting Units**" means the Special Voting Units of the Fund received by holders of Exchangeable LP Units (other than any member of the Fund Group) under the Fund Declaration of Trust and entitled to the benefits and subject to the limitations set forth therein;

"**Standard Letter of Transmittal and Election Form**" means the letter of transmittal and election form enclosed with the Information Circular pursuant to which a Shareholder may surrender certificates representing CI Shares and elect to receive, on completion of the Arrangement, Units or, unless such Shareholder is an Excluded Shareholder, a combination of Exchangeable LP Units and related Ancillary Rights and (possibly) Units, for his, her or its CI Shares;

"**Subsidiary**" has the meaning ascribed thereto in Section 1.2 of the Ontario Securities Commission Rule 45-501 - *Ontario Prospectus and Registration Exemptions*, on the date hereof;

"**Sun Life**" means Sun Life Financial Inc., or any Affiliate of Sun Life Financial Inc. which holds CI Shares at the Effective Date;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended and the regulations thereunder;

"**Tax Exempt Shareholder**" means a Shareholder that is generally exempt from tax under Part I of the Tax Act;

"**Tax Ruling**" means the advance income tax ruling requested from the CRA in respect of the transactions considered in this Plan of Arrangement;

"**UFC**" means United Financial Corporation, a corporation incorporated under the laws of Manitoba;

"**Unit**" means a unit authorized and issued under the Fund Declaration of Trust from time to time being outstanding and entitled to the benefits and subject to the limitations set forth therein; and

"**Unit Option Plan**" means the employee incentive unit option plan to be established by the Fund on the Effective Date for the purpose of governing the Fund Options, as the same may be amended, supplemented or restated from time to time.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan of Arrangement and not to any particular Section, subsection or Schedule;

(b) references to an "Article", "Section" or "Schedule" are references to an Article, Section or Schedule of or to this Plan of Arrangement;

(c) words importing the singular shall include the plural and *vice versa*, and words importing gender shall include the masculine, feminine and neuter genders;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g) each of the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS and UFC acknowledges the obligations of the Fund under this Plan of Arrangement and that such obligations will not be personally binding upon any of the trustees of the Fund, any registered or beneficial holder of Fund

Units or Special Voting Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund will be limited to, and satisfied only out of, the assets of the Fund.

1.3 The following Schedules to this Plan of Arrangement are incorporated by reference herein and forms part of this Plan of Arrangement.

Schedule A	–	CI Amalco Article Provisions
Schedule B	–	Assante Amalco Article Provisions

1.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the OBCA and the Final Order, will, subject to section 4.1, become effective on, and be binding on and after the Effective Time on: the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS, UFC, the Holdco Parties and the CI Optionholders.

2.3 The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 On the Effective Date at the Effective Time, each of the events below will, except as otherwise expressly provided, be deemed to occur sequentially without further act or formality:

(a) CI Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be repurchased by CI Financial for cash consideration equal to fair market value of the CI Shares determined as of the close of business on the day preceding the Effective Date and be cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their CI Shares;

(b) Shareholders, other than Shareholders who properly make the election described in subparagraph (d), will transfer their CI Shares or Holdco Shares to the Fund in exchange for Units on a one-for-one basis;

(c) the Fund will transfer the CI Shares and Holdco Shares held by it, and the Units and Special Voting Units to be distributed in subparagraph (d), to CI Public Partnership in exchange for additional Class A LP Units on the basis of one Class A LP Unit for each CI Share, Holdco Share and Unit transferred;

(d) Shareholders, other than Excluded Shareholders, who properly elect with respect to the transfer (the "**Electing Shareholders**"), will transfer their CI Shares or Holdco Shares to CI Public Partnership in exchange for a combination of Exchangeable LP Units and related Ancillary Rights and (possibly) Units, where the aggregate number of Exchangeable LP Units and Units received will be equal to the number of CI Shares and Holdco Shares transferred. Electing Shareholders who receive Units will also be entitled to designate that a portion of their CI Shares or Holdco Shares will be transferred only for Exchangeable LP Units (and related Ancillary Rights), and the remainder of their CI Shares or Holdco Shares will be transferred only for Units (in the order set out in such designation);

(e) each outstanding CI Option (which has not been exercised) will be exchanged for one Fund Option. Each Fund Option will have the same exercise price and vesting dates as the CI Option which it replaces;

(f) CI Public Partnership will transfer all of the issued and outstanding CI Shares and Holdco Shares to CI Acquisitionco in consideration for (i) the CI Note, having a principal amount equal to or less than the aggregate adjusted cost base to CI Public Partnership of the CI Shares and Holdco Shares; and (ii) common shares of CI Acquisitionco;

(g) CI Financial may file an election with CRA on the Effective Date, to be effective prior to the amalgamation described in subsection (i) below, to cease to be a public corporation for the purposes of the Tax Act;

(h) immediately prior to the amalgamation described in subsection (i) below, the paid-up capital of the CI Shares, the shares of CI Investments, the shares of Skylon (if it has not been previously amalgamated) and the Holdco Shares will be reduced to $1.00, without a distribution thereon;

(i) CI Financial, CI Investments, Skylon (if it has not been previously amalgamated with CI Investments prior to the Effective Date), each of the Holdcos and CI Acquisitionco will amalgamate to form CI Amalco. Upon the amalgamation:

   (i) all of the property (except shares of the capital stock of any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become the property of CI Amalco by virtue of the amalgamation;

(ii) all of the liabilities (including, for greater certainty, the CI Note but excluding amounts payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities of CI Amalco by virtue of the amalgamation; and

(iii) all of the shareholders (except any predecessor corporation) who own shares of the capital stock of any predecessor corporation immediately before the amalgamation, being CI Public Partnership, will continue to own shares of the capital stock of CI Amalco by virtue of the amalgamation. All shares in the capital stock of a predecessor corporation held by another predecessor corporation will be cancelled without payment therefor; and

(j) CI Amalco will transfer all of the issued and outstanding shares of Assante to Assante Acquisitionco in consideration for (i) the Assante Note, having a principal amount equal to or less than the adjusted cost base to CI Amalco of the Assante shares; and (ii) common shares of Assante Acquisitionco.

3.2 (a) The maximum number of Exchangeable LP Units to be given to all Electing Shareholders will be limited to the Maximum Number of Exchangeable LP Units. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated, except as hereinafter described, as follows: (i) first, Sun Life will be entitled to that number of Exchangeable LP Units which it has elected to receive; and (ii) the remaining available Exchangeable LP Units will be allocated *pro rata* to each other Electing Shareholder in accordance with the following formula: total number of remaining Exchangeable LP Units available divided by total number of Exchangeable LP Units elected by all Electing Shareholders (other than Sun Life) multiplied by number of Exchangeable LP Units elected by the particular Electing Shareholder. The balance of the consideration received by Electing Shareholders will be Units. Prior to the *pro rata* allocation in (ii) above, the board of directors of CI Financial will have the discretion to require Electing Shareholders (other than Sun Life) to receive Units having a value equal to or less than the adjusted cost base of their CI Shares or Holdco Shares, as set out in the Letter of Transmittal and Election Form.

(b) Each Electing Shareholder will receive Exchangeable LP Units and related Ancillary Rights and (possibly) Units as follows: (i) the number of Exchangeable LP Units requested or a lesser number as determined in paragraph (a) above; and (ii) the number of Units equal to the difference between the number of CI Shares and Holdco Shares transferred by that Electing Shareholder and the number of Exchangeable LP Units received.

(c) With respect to the elections required to be made by a Shareholder in order to dispose of CI Shares pursuant to Section 3.1(d):

(i) each such Shareholder shall make such election by depositing with the Depositary or CI Financial, as applicable, a duly completed Standard

Letter of Transmittal and Election Form together with certificates representing such Shareholder's CI Shares prior to the Election Deadline or a duly completed Holdco Letter of Transmittal and Election Form together with the Holdco Agreement prior to the Holdco Election Deadline, as applicable, indicating such Shareholder's election; and

(ii) any Shareholder who does not deposit with the Depositary or CI Financial, as applicable, a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or the Holdco Election Deadline (as applicable), or otherwise fails to comply with the requirements of Section 3.1(d) shall be deemed to have elected to dispose of its CI Shares (or Holdco Shares) to the Fund in exchange for Units.

3.3 With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:

(a) upon the transfer of CI Shares (or Holdco Shares) to the Fund in consideration for Units pursuant to Section 3.1(b):

(i) such former Shareholder shall be added to the register of holders of Fund Units and the name of such holder shall be removed from the register of holders of CI Shares (or Holdco Shares); and

(ii) the Fund shall become the holder of the CI Shares (or Holdco Shares) so transferred and shall be added to the register of holders of CI Shares (or Holdco Shares);

(b) upon the transfer of CI Shares (and Holdco Shares) and Special Voting Units and (possibly) Units by the Fund to CI Public Partnership in consideration for Class A LP Units pursuant to Section 3.1(c):

(i) the Fund shall cease to be a holder of the CI Shares (or Holdco Shares) so transferred and the name of the Fund shall be removed from the register of holders of CI Shares (or Holdco Shares);

(ii) CI Public Partnership shall become the holder of the CI Shares (or Holdco Shares) and Special Voting Units and (possibly) Units so transferred and shall be added to the register of holders of CI Shares (or Holdco Shares) and Special Voting Units and (possibly) Units; and

(iii) CI Public Partnership shall issue to the Fund the Class A LP Units on the basis set forth in Section 3.1(c);

(c) upon the transfer of CI Shares (or Holdco Shares) to CI Public Partnership in consideration for Exchangeable LP Units and related Ancillary Rights and (possibly) Units pursuant to Section 3.1(d):

(i) such former Shareholder shall be added to the register of holders of Exchangeable LP Units and Special Voting Units and (possibly) Units and

the name of such holder shall be removed from the register of holders of CI Shares (or Holdco Shares); and

(ii) CI Public Partnership shall become the holder of the CI Shares (or Holdco Shares) so transferred and shall be added to the register of holders of CI Shares (or Holdco Shares);

(d) upon the transfer of CI Shares (and Holdco Shares) by CI Public Partnership to CI Acquisitionco in consideration for the CI Note and common shares of CI Acquisitionco pursuant to Section 3.1(f):

(i) CI Public Partnership shall cease to be a holder of the CI Shares (and Holdco Shares) so transferred and the name of CI Public Partnership shall be removed from the register of holders of CI Shares (and Holdco Shares);

(ii) CI Acquisitionco shall become the holder of the CI Shares (and Holdco Shares) so transferred and shall be added to the register of holders of CI Shares (and Holdco Shares); and

(iii) CI Acquisitionco shall issue to CI Public Partnership the CI Note and common shares of CI Acquisitionco issuable to CI Public Partnership on the basis set forth in Section 3.1(f) and the name of CI Public Partnership shall be added to the register of holders of CI Acquisitionco shares;

(e) upon the amalgamation of CI Financial, CI Investments, Skylon (if it has not been previously amalgamated), each of the Holdcos and CI Acquisitionco pursuant to Section 3.1(i):

(i) all of the CI Shares (and Holdco Shares) held by CI Acquisitionco immediately before the amalgamation shall be cancelled, and CI Acquisitionco shall be removed from the register of holders of CI Shares (and Holdco Shares); and

(ii) the CI Acquisitionco shares held by CI Public Partnership immediately before the amalgamation will become shares of CI Amalco by virtue of the amalgamation and the stated capital of such shares of CI Amalco will be equal to the stated capital of the shares of CI Acquisitionco immediately before the amalgamation;

(f) upon the transfer of shares of Assante by CI Amalco to Assante Acquisitionco in consideration for the Assante Note and common shares of Assante Acquisitionco pursuant to Section 3.1(j):

(i) CI Amalco will cease to be a holder of the CI Shares so transferred and the name of CI Amalco shall be removed from the register of holders of shares of Assante;

(ii) Assante Acquisitionco shall become the holder of the shares of Assante so transferred and shall be added to the register of holders of shares of Assante; and

(iii) Assante Acquisitionco shall issue to CI Amalco the Assante Note and the common shares of Assante Acquisitionco issuable to CI Amalco on the basis set forth in Section 3.1(j) and the name of CI Amalco shall be added to the register of holders of Assante Acquisitionco shares;

(g) upon the exchange of CI Options for Fund Options pursuant to Section 3.1(e):

(i) CI Financial shall cancel all the CI Options;

(ii) such holder of CI Options shall cease to be a holder of CI Options and the name of such former holder of CI Options shall be removed from the register of holders of CI Options as it relates to the CI Options so exchanged; and

(iii) in exchange for the CI Options, the Fund shall grant to each former holder of CI Options the number of Fund Options issuable to such former holder of CI Options on the basis set forth in Section 3.1(e) and the name of such former holder of CI Options shall be added to the register of holders of Fund Options.

3.4 A Shareholder, who is not an Excluded Shareholder, may elect to transfer CI Shares (or Holdco Shares) to CI Public Partnership pursuant to Section 3.1(d). A holder who has transferred CI Shares (or Holdco Shares) pursuant to Section 3.1(d) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to CI Public Partnership within 60 days following the Effective Date, duly completed with the details of the number of CI Shares (or Holdco Shares) transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial tax law), the election forms will be signed and one copy thereof shall be forwarded by mail to such former holders of CI Shares within 30 days after the receipt thereof by CI Public Partnership for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). CI Public Partnership will not be responsible for the proper completion and filing of any election form, except for the obligation of CI Public Partnership to so sign and return election forms which are received by CI Public Partnership within 60 days of the Effective Date, and CI Public Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1 Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with Section 185 of the OBCA, as modified by the Interim Order. A Dissenting Shareholder who has properly delivered a Dissent Notice, has otherwise complied with the requirements of the Interim Order and Section 185 (as modified by the Interim Order), and has not withdrawn the Dissent Notice prior to the Effective Date shall, on the Effective Date, be deemed to have transferred the holder's CI Shares to CI Financial for cancellation and cease to have any rights as a Shareholder except that the Dissenting Shareholder shall be entitled to be paid the fair value of the holder's CI Shares. The fair value of the CI Shares shall be determined as at the point in time immediately prior to the Arrangement Resolution in accordance with Section 185 of the OBCA, but in no event shall CI Financial or CI Public Partnership be required to recognize such Dissenting Shareholders as securityholders of CI Financial or CI Public Partnership after the Effective Date, and the names of such holders shall be removed from the applicable register of shareholders. For greater certainty, in addition to any other restrictions in Section 185 of the OBCA, any CI Shareholder who has voted in favour of the Arrangement shall be deemed to have withdrawn their Dissent Notice. It is a condition of the Plan of Arrangement that dissent rights not be exercised in respect of more than 1% of the CI Shares.

ARTICLE 5
OUTSTANDING CERTIFICATES

5.1 From and after the Effective Date, certificates formerly representing CI Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the CI Shares represented by such certificates.

5.2 From the Effective Date, the option agreements providing for the CI Options shall represent only the right to receive the Fund Options to which the holders thereof are entitled under the Arrangement.

5.3 The Fund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form and the certificates representing such CI Shares or Holdco Shares, as the case may be, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such Shareholder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such Shareholder,

certificates representing the number of Units and/or Exchangeable LP Units and Special Voting Units issued to such holder or to which such holder is entitled pursuant to the Arrangement.

5.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding CI Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund, CI Public Partnership and CI Financial and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund, CI Public Partnership and CI Financial, and their respective transfer agents, or shall otherwise indemnify the Fund, CI Public Partnership and CI Financial and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Subject to any applicable escheat laws, any certificate formerly representing CI Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such CI Shares to receive Units, Exchangeable LP Units and/or Ancillary Rights. Fund Units, Exchangeable LP Units, Special Voting Units, Ancillary Rights and cash payments issued or made pursuant to the Arrangement shall be deemed to be surrendered to the Fund (in the case of the Units) and to CI Public Partnership and the Fund (in the case of the Exchangeable LP Units, Ancillary Rights), together with all distributions thereon held for such holder.

5.6 No certificates representing fractional Units, Exchangeable LP Units or Special Voting Units shall be issued pursuant to the Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1 The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of CI Shares if and as required by the Court.

6.2 Any amendment of, modification to or supplement to this Plan of Arrangement may be proposed by CI Financial at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS, UFC and each of the Holdco Parties, provided that it concerns a matter which, in the reasonable opinion of the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS and UFC, is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Fund, CI Financial, CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon (if it has not been previously amalgamated), Assante Acquisitionco, AAS, UFC, each of the Holdco Parties or any former Shareholder or CI Optionholder.

SCHEDULE A

CI AMALCO ARTICLE PROVISIONS

Name of Amalgamated Corporation

The name of CI Amalco shall be "CI Investments Inc."

Registered Office

The registered office of CI Amalco shall be located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 in the City of Toronto, in the Province of Ontario.

Board of Directors

(a) The board of directors of CI Amalco shall consist of a minimum of one (1) and a maximum of fifteen (15) directors. The first directors of CI Amalco shall be the persons whose name, address and resident Canadian status is as set out below:

Name	Residence Address	Canadian Status
William T. Holland	14 Knightswood Road Toronto, ON M4N 2H1	Yes
Peter W. Anderson	40 Wembley Avenue Markham, ON L3R 2A9	Yes
Michael J. Killeen	100 Braeside Road Toronto, ON M4N 1Y1	Yes
Stephen A. MacPhail	132 Alexandra Boulevard Toronto, ON M4R 1M2	Yes

(b) The directors shall hold office until the first annual meeting of CI Amalco or their successors are elected or appointed. Subsequent directors of CI Amalco shall be elected in accordance with the provisions of the OBCA.

Restrictions on Business and Powers

There are no restrictions on the business that CI Amalco may carry on or on the powers that CI Amalco may exercise.

Authorized Capital

Unlimited number of common shares (the "**CI Amalco Common Shares**").

Rights, Privileges, Restrictions and Conditions attaching to Common Shares

The CI Amalco Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the CI Amalco Common Shares shall be entitled to:

(a) one vote for each CI Amalco Common Share held at all meetings of shareholders of CI Amalco, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b) receive any dividend declared by CI Amalco in respect of the CI Amalco Common Shares; and

(c) receive the remaining property of CI Amalco upon dissolution.

No share of CI Amalco shall be transferred without:

(a) either the express consent of the board of directors of CI Amalco evidenced by a resolution passed at a meeting of directors by the affirmative vote of not less than a majority of the directors or by instrument or instruments in writing signed by all of the directors; or

(b) the express consent of the shareholders of CI Amalco expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of all of the shares.

Other Provisions

The following provisions shall be applicable to CI Amalco:

(a) The number of shareholders of CI Amalco, exclusive of persons who are in the employment of CI Amalco, and exclusive of persons who, having been formerly in the employment of CI Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of CI Amalco, is limited to not more than fifty (50), two (2) or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of CI Amalco is prohibited.

(c) CI Amalco shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to CI Amalco.

(d) The holders of any fractional shares issued by CI Amalco shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the

total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

SCHEDULE B

ASSANTE AMALCO ARTICLE PROVISIONS

Name of Amalgamated Corporation

The name of Assante Amalco shall be "United Financial Corporation".

Registered Office

The registered office of Assante Amalco shall be located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 in the City of Toronto, in the Province of Ontario.

Board of Directors

(a) The board of directors of Assante Amalco shall consist of a minimum of one (1) and a maximum of fifteen (15) directors. The first directors of Assante Amalco shall be the persons whose name, address and resident Canadian status is as set out below:

Name	Residence Address	Canadian Status
Stephen A. MacPhail	132 Alexandra Boulevard Toronto, ON M4R 1M2	Yes
Peter W. Anderson	40 Wembley Avenue Markham, ON L3R 2A9	Yes
Steven J. Donald	533 Chillingham Crescent Oakville, ON L6J 6N8	Yes
Joseph C. Canavan	84 The Kingsway Toronto, ON M8X 2T5	Yes

(b) The directors shall hold office until the first annual meeting of Assante Amalco or their successors are elected or appointed. Subsequent directors of Assante Amalco shall be elected in accordance with the provisions of the CBCA.

Restrictions on Business and Powers

There are no restrictions on the business that Assante Amalco may carry on or on the powers that Assante Amalco may exercise.

Authorized Capital

Unlimited number of common shares (the "**Assante Amalco Common Shares**").

Rights, Privileges, Restrictions and Conditions attaching to Common Shares

The Assante Amalco Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the Assante Amalco Common Shares shall be entitled to:

(a) one vote for each Assante Amalco Common Share held at all meetings of shareholders of Assante Amalco, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b) receive any dividend declared by Assante Amalco in respect of the Assante Amalco Common Shares; and

(c) receive the remaining property of Assante Amalco upon dissolution.

No share of Assante Amalco shall be transferred without:

(a) either the express consent of the board of directors of Assante Amalco evidenced by a resolution passed at a meeting of directors by the affirmative vote of not less than a majority of the directors or by instrument or instruments in writing signed by all of the directors; or

(b) the express consent of the shareholders of Assante Amalco expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of all of the shares.

Other Provisions

The following provisions shall be applicable to Assante Amalco:

(a) The number of shareholders of Assante Amalco, exclusive of persons who are in the employment of Assante Amalco, and exclusive of persons who, having been formerly in the employment of Assante Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of Assante Amalco, is limited to not more than fifty (50), two (2) or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of Assante Amalco is prohibited.

(c) Assante Amalco shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to Assante Amalco.

(d) The holders of any fractional shares issued by Assante Amalco shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the

total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

APPENDIX "B"
SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. (1) **Rights of dissenting shareholders.** Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) **Idem**. If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) **Exception**. A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) **Shareholder's right to be paid fair value**. In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) **No partial dissent**. A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) **Objection**. A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a

written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. 1982, c. 4, s. 184(1-6).

(7) **Idem.** The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). 1986, c. 57, s.17, *part.*

(8) **Notice of adoption of resolution.** The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. 1982, c. 4, s. 184(7).

(9) **Idem.** A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. 1986, c. 57, s. 17, *part.*

(10) **Demand for payment of fair value.** A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) **Certificates to be sent in.** Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) **Idem.** A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) **Endorsement on certificate.** A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) **Rights of dissenting shareholder.** On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has

been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) **Offer to pay**. A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) **Idem**. Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) **Idem**. Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) **Application to court to fix fair value**. Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) **Idem**. If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) **Idem**. A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) **Costs**. If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) **Notice to shareholders**. Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) **Parties joined**. All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) **Idem**. Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) **Appraisers**. The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) **Final order**. The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) **Interest**. The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) **Where corporation unable to pay**. Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) **Idem**. Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) **Idem**. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. 1982, c.4, s. 184(8-28).

(31) **Court order**. Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

(32) **Commission may appear.** The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71(24).

186. (1)**Reorganization.** In this section,

"reorganization" means a court order made under section 248, an order made under the *Bankruptcy and Insolvency Act* (Canada) or an order made under the *Companies Creditors Arrangement Act* (Canada) approving a proposal. 2000, c. 26, Sched. B, s. 3 (9).

(2) **Articles amended.** If a corporation is subject to a reorganization, its articles may be amended by the order to effect any change that might lawfully be made by an amendment under section 168.

(3) **Auxiliary powers of court.** Where a reorganization is made, the court making the order may also,

(a) authorize the issue of debt obligations of the corporation, whether or not convertible into shares of any class or having attached any rights or options to acquire shares of any class, and fix the terms thereof; and

(b) appoint directors in place of or in addition to all or any of the directors then in office.

(4) **Articles of reorganization.** After a reorganization has been made, articles of reorganization in prescribed form shall be sent to the Director.

(5) **Certificate.** Upon receipt of articles of reorganization, the Director shall endorse thereon in accordance with section 273 a certificate which shall constitute the certificate of amendment and the articles are amended accordingly.

(6) **No dissent.** A shareholder is not entitled to dissent under section 185 if an amendment to the articles is effected under this section. 1982, C. 4, s. 185.

APPENDIX "C"
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement agreement (the "**Arrangement Agreement**") dated May 26, 2006 among the Fund, CI Financial Inc. (the "**Company**"), CI Acquisitionco, CI General Partner, CI Public Partnership, CI Investments, Assante, Skylon, Assante Acquisitionco, AAS, UFC and each Holdco and Person who, by reason of his, her or its ownership of Holdco Shares from time to time, becomes or is deemed to become a party thereto attached as Appendix "A" to the information circular (the "**Information Circular**") dated May 26, 2006 accompanying the notice of special meeting of shareholders of the Company, as the same may have been or be amended, modified or supplemented pursuant to its terms, if applicable, is hereby confirmed, ratified and approved;

2. the arrangement (the "**Arrangement**") proposed pursuant to Section 182 of the *Business Corporations Act* (Ontario) (the "**Act**") as set out in the Plan of Arrangement attached as Exhibit 1 to Appendix "A" to the Information Circular, as amended, modified or supplemented pursuant to its terms, if applicable, is hereby authorized, approved and adopted;

3. the Company be, and is hereby, authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Information Circular;

4. notwithstanding that this special resolution has been duly passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) not to proceed with the Arrangement at any time prior to the Arrangement becoming effective;

5. any director or officer of the Company is hereby authorized, acting for, in the name of and on behalf of the Company, to determine the form of the documentation required in respect of the Arrangement (including any supplements or amendments thereto) and to execute, whether under the corporate seal of the Company or otherwise, and to deliver Articles of Arrangement, the final order of the Ontario Superior Court of Justice and such other documents as are necessary or desirable, to the Director under the Act in accordance with the Arrangement Agreement to effect the Arrangement; and

6. any director or officer of the Company is hereby authorized, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in order to carry out the intention of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "D"
FINANCIAL STATEMENTS

INDEX

Balance Sheet

CI FINANCIAL INCOME FUND
May 18, 2006

AUDITORS' REPORT

To the Trustee of
CI Financial Income Fund

We have audited the balance sheet of **CI Financial Income Fund** as at May 18, 2006. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Fund as at May 18, 2006 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,

May 25, 2006.

Chartered Accountants

CI Financial Income Fund

BALANCE SHEET

As at May 18

	2006
ASSETS	
Cash	$120
UNITHOLDER'S EQUITY	
Unitholder's equity	$120

See accompanying notes

On behalf of the Trustee:



William T. Holland

CI Financial Income Fund

NOTES TO BALANCE SHEET

May 18, 2006

1. THE FUND

CI Financial Income Fund ("the Fund") is an unincorporated, open-ended, limited purpose investment trust governed by the laws of the Province of Ontario established pursuant to the Fund Declaration of Trust dated May 18, 2006. The Fund is authorized to issue an unlimited number of units and special voting units. The Fund issued 4 initial units on May 18, 2006 for cash proceeds of $120.

2. ARRANGEMENT AGREEMENT

On May 23, 2006, the Fund, CI Financial Inc., CI Acquisition Inc., CI Financial General Partner Corp., Canadian International LP ("CI Public Partnership"), CI Investments Inc., Assante Corporation, Skylon Advisors Inc., Assante Advisory Services Ltd., Assante Acquisition Inc., United Financial Corporation and any Holdco Shareholder or Holdco as applicable entered into an arrangement agreement (the "Arrangement Agreement"). The purpose of the transactions contemplated by the Arrangement Agreement is to convert CI Financial Inc. and its business from a corporate structure to an income trust structure (the "Arrangement"). The Arrangement will result in current shareholders of CI Financial Inc. transferring each of their common shares to the Fund in consideration for one unit of the Fund or to the CI Public Partnership in consideration for one Exchangeable LP unit and one special voting Unit of the Fund or, in certain circumstances, a combination of both.

3. SUBSEQUENT EVENT

Pursuant to the Arrangement as described above in note 2, the Fund prepared an information circular dated May 26, 2006. The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be effective on or about June 30, 2006.

CI Financial Income Fund

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of CI Financial Inc.

We have read the accompanying unaudited *pro forma* consolidated balance sheet of CI Financial Income Fund (the "Fund") as at February 28, 2006 and unaudited *pro forma* consolidated statements of income for the nine months then ended and for the year ended May 31, 2005, and have performed the following procedures.

(1) Compared the figures in the columns captioned "The Fund Historical" to the audited financial statement of the Fund as at May 18, 2006 and found them to be in agreement.

(2) Compared the figures in the columns captioned "CI Financial Historical" to the unaudited consolidated financial statements of CI Financial Inc. as at February 28, 2006 and for the nine months then ended and the audited consolidated financial statements of CI Financial Inc. for the year ended May 31, 2005, respectively, and found them to be in agreement.

(3) Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

- (a) the basis for determination of the *pro forma* adjustments; and
- (b) whether the unaudited *pro forma* consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

The officials:

- (a) described to us the basis for determination of the *pro forma* adjustments, and
- (b) stated that the unaudited *pro forma* consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

(4) Read the notes to the unaudited *pro forma* consolidated financial statements, and found them to be consistent with the basis described to us for determination of the *pro forma* adjustments.

(5) Recalculated the application of the *pro forma* adjustments to the aggregate of the amounts in the columns captioned "The Fund Historical" and "CI Financial Historical" as at February 28, 2006 and for the nine months then ended, and for the year ended May 31, 2005, and found the amounts in the column captioned "The Fund *Pro forma*" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the *pro forma* adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited *pro forma* consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Toronto, Canada,
May 26, 2006.

Chartered Accountants

CI FINANCIAL INCOME FUND

***Pro Forma* Consolidated Balance Sheet**
(in thousands of dollars)

As at February 28, 2006 | Unaudited - See Compilation Report

	The Fund Historical	CI Financial Historical	*Pro forma* Adjustments	Notes	The Fund *Pro forma*
ASSETS					
Current					
Cash	-	81,334	(3,500)	2(c)	77,834
Client and trust funds on deposit	-	140,053			140,053
Marketable securities	-	9,456			9,456
Accounts receivable and prepaid expenses	-	121,530			121,530
Income taxes recoverable	-	1,774			1,774
Future income taxes	-	40,461	945	2(c)	41,406
Total current assets	-	394,608	(2,555)		392,053
Capital assets	-	34,339			34,339
Deferred sales commissions	-	418,539			418,539
Fund contracts	-	1,005,525			1,005,525
Goodwill	-	951,026			951,026
Other assets	-	20,867			20,867
	-	2,824,904	(2,555)		2,822,349
LIABILITIES AND SHAREHOLDERS'/UNITHOLDERS' EQUITY					
Current					
Accounts payable and accrued liabilities	-	153,809			153,809
Client and trust funds payable	-	140,053			140,053
Income taxes payable	-	40,877			40,877
Stock-based compensation	-	89,677			89,677
Deferred revenue	-	3,520			3,520
Current portion of long-term debt	-	15,250			15,250
Total current liabilities	-	443,186			443,186
Deferred lease inducement	-	1,829			1,829
Long-term debt	-	350,751			350,751
Future income taxes	-	519,203			519,203
Total liabilities	-	1,314,969			1,314,969
Shareholders'/Unitholders' equity					
Capital stock	-	1,685,043	(1,685,043)	2(a)	-
Unitholders' capital	-	-	749,980	2(a)	749,980
Exchangeable Limited Partnership Units	-	-	935,063	2(a)	935,063
Deficit	-	(175,108)	(2,555)	2(c)	(177,663)
Total shareholders'/unitholders' equity	-	1,509,935	(2,555)		1,507,380
	-	2,824,904	(2,555)		2,822,349

CI FINANCIAL INCOME FUND

***Pro Forma* Consolidated Statement of Income**
(in thousands of dollars)

Nine months ended February 28, 2006

Unaudited - See Compilation Report

	The Fund Historical	CI Financial Historical	*Pro forma* Adjustments	Notes	The Fund *Pro forma*
REVENUE					
Management fees	-	815,118			815,118
Administration fees	-	97,267			97,267
Redemption fees	-	30,458			30,458
Gain on sale of marketable securities	-	12,928			12,928
Other Income	-	23,657			23,657
	-	979,428			979,428
EXPENSES					
Selling, general and administrative	-	253,588			253,588
Investment dealer fees	-	73,249			73,249
Trailer fees	-	210,466			210,466
Amortization of deferred sales commissions and fund contracts	-	58,878			58,878
Interest	-	9,426			9,426
Other	-	6,357			6,357
	-	611,964			611,964
Income before income taxes	-	367,464			367,464
Provision for income taxes					
Current	-	118,895	(118,027)	2(b)	868
Future	-	8,813	(29,800)	2(b)	(20,987)
	-	127,708	(147,827)		(20,119)
Net income for the year	-	239,756	147,827		387,583
Earnings per share/Unit/Exchangeable LP Unit					
Basic and diluted		$ 0.84			$ 1.36

CI FINANCIAL INCOME FUND

***Pro Forma* Consolidated Statement of Income**
(in thousands of dollars)

Year ended May 31, 2005

Unaudited - See Compilation Report

	The Fund Historical	CI Financial Historical	*Pro forma* Adjustments	Notes	The Fund *Pro forma*
REVENUE					
Management fees	-	994,597			994,597
Administration fees	-	114,516			114,516
Redemption fees	-	47,081			47,081
Gain on sale of marketable securities	-	6,706			6,706
Other Income	-	32,158			32,158
	-	1,195,058			1,195,058
EXPENSES					
Selling, general and administrative	-	328,089			328,089
Investment dealer fees	-	82,162			82,162
Trailer fees	-	250,695			250,695
Amortization of deferred sales commissions and fund contracts	-	58,248			58,248
Interest	-	9,785			9,785
Other	-	14,976			14,976
	-	743,955			743,955
Minority interest	-	3,188			3,188
Income before income taxes	-	447,915			447,915
Provision for income taxes					
Current	-	109,092	(106,344)	2(b)	2,748
Future	-	54,074	(92,815)	2(b)	(38,741)
	-	163,166	(199,159)		(35,993)
Net income for the year	-	284,749	199,159		483,908
Earnings per share/Unit/Exchangeable LP Unit					
Basic and diluted		$ 0.97			$ 1.65

NOTES TO *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars)

Unaudited – See Compilation Report

1. BASIS OF PRESENTATION

CI Financial Income Fund ("the Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario by Declaration of Trust made as of May 18, 2006. The Fund was created to acquire all of the outstanding shares of CI Financial Inc ("CI"). The Fund is authorized to issue an unlimited number of trust units ("Units"). Each unitholder participates pro rata in any distribution from the Fund. Income tax obligations related to the distributions of the Fund are the obligations of the unitholders.

The accompanying unaudited *pro forma* consolidated statements of income for the year ended May 31, 2005 and nine months ended February 28, 2006 and unaudited *pro forma* consolidated balance sheet as at February 28, 2006 have been prepared by the management of CI on behalf of the Fund in accordance with Canadian generally accepted accounting principles, using the significant accounting policies disclosed in the audited consolidated financial statements of CI incorporated by reference in the Notice and Management Information Circular for a Special Meeting of Shareholders to Consider a Plan of Arrangement to Create CI Financial Income Fund (the "Information Circular"). The accompanying unaudited *pro forma* consolidated financial statements give effect to the acquisition by the Fund of CI under a Plan of Arrangement (the "Arrangement") as described in the Information Circular.

The unaudited *pro forma* consolidated financial statements should be read in conjunction with the description of the transaction in the Information Circular, the audited financial statements of the Fund and the audited consolidated financial statements of CI, including the notes to those consolidated financial statements, incorporated by reference in the Information Circular.

The unaudited *pro forma* consolidate balance sheet of the Fund as at February 28, 2006 has been prepared using the audited balance sheet of the Fund as at May 18, 2006 and the unaudited interim consolidated balance sheet of the CI as at February 28, 2006 and the assumptions and adjustments described in note 2.

The unaudited *pro forma* consolidated statement of income for the year ended May 31, 2005 and the nine months ended February 28, 2006 have been prepared using the audited consolidated statement of income of CI for the year ended May 31, 2005 and the unaudited consolidated statement of income for the nine months ended February 28, 2006, respectively, and the assumptions and adjustments described in note 2.

The unaudited *pro forma* consolidated statement of income for the year ended May 31, 2005 also reflects the accounting change made June 1, 2005 related to the classification of expenses recovered from the funds. This reflects a change in CI's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue.

NOTES TO *PRO FORMA* CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars)

Unaudited – See Compilation Report

The unaudited *pro forma* consolidated financial statements reflect the acquisition of CI using the continuity-of-interest method of accounting as there has been no substantive change in the ultimate ownership interest of CI. Accordingly, the assets acquired and liabilities assumed will be measured at CI's historical carrying amounts.

These *pro forma* adjustments are tentative and are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Fund will depend on a number of factors including, but not limited to, changes in net carrying amounts, and operating results of CI between February 28, 2006 and the date of the acquisition. Therefore, the actual adjustments will differ from the *pro forma* adjustments.

Management believes that the assumptions provide a reasonable basis for presenting all the significant effects of the transactions contemplated and that the *pro forma* adjustments give appropriate effect to those assumptions and are properly applied in the unaudited *pro forma* consolidated financial statements.

The unaudited *pro forma* consolidated financial statements are not intended to reflect the results of operations which would have actually resulted had the acquisition of CI and other *pro forma* transactions and adjustments been effected on the dates indicated below. Further, the unaudited *pro forma* consolidated statement of income is not necessarily indicative of the results of operations that may be obtained by the Fund in the future.

2. *PRO FORMA* ASSUMPTIONS AND ADJUSTMENTS

The unaudited *pro forma* consolidated financial statements have been presented assuming that the following transactions had been completed and adjustments had been effected as of June 1, 2004 for the unaudited *pro forma* consolidated statements of income and as of February 28, 2006 for the unaudited *pro forma* consolidated balance sheet.

a) An adjustment has been recorded to reflect the exchange of all outstanding common shares of CI for:

   i. Units of the Fund at a rate of one Unit for each share of CI; or

   ii. a calculated number of Exchangeable LP units of Canadian International LP and related rights and units of the Fund at a rate of one Exchangeable LP unit for each share of CI, subject to certain restrictions, assuming that 55% of all CI shareholders elect Exchangeable LP units.

b) Adjustments to the provision for income taxes have been recorded to reflect the impact of the completion of the Arrangement. The adjustments reflect a decrease in the effective tax resulting from the new corporate structure.

c) Cash and related future income taxes have been adjusted to reflect $3,500 of incremental transaction costs associated with the Arrangement.

APPENDIX "E"
FAIRNESS OPINION



Genuity Capital Markets
Scotia Plaza, Suite 4900
40 King Street W, PO Box 1007
Toronto, ON M5H 3Y2

T 416.603.3000
F 416.603.3099
genuitycm.com

May 18, 2006

The Board of Directors of
and the Special Committee of the Board of Directors of
CI Financial Inc.
2 Queen Street East
Twentieth Floor
Toronto, Ontario
M5C 3G7

Dear Sirs:

Re: Arrangement of CI Financial Inc.

Genuity Capital Markets ("Genuity") understands that CI Financial Inc. (together with its subsidiaries, affiliates and associates, "CI") proposes to effect a reorganization whereby CI will be converted into a publicly-traded, unincorporated, open-ended, limited purpose trust, CI Financial Income Fund (the "Fund"), pursuant to a plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Ontario). The Fund intends to continue CI's current businesses and to provide regular monthly distributions of its available cash to unitholders. The terms of, and conditions necessary to complete, the Arrangement are set forth in the CI management information circular (collectively, together with the related documents included therein, the "Circular") to be mailed to all holders ("Shareholders") of common shares of CI ("Shares") in connection with the Arrangement. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Circular.

We understand that the Arrangement will be effected through a series of transactions or steps, as set out in the Circular, that will result in, among other things, each Shareholder (other than Shareholders who validly exercise their rights of dissent) transferring each Share either to: (i) the Fund in exchange for one unit (a "Unit") of the Fund; or (ii) CI Financial LP ("CI Public Partnership") in exchange for one Class B limited partner unit (an "Exchangeable LP Unit") of CI Public Partnership which will be exchangeable for Units on the terms and subject to the conditions set forth in the Circular, as well as one special voting unit (a "Special Voting Unit") of the Fund which will allow holders to vote at meetings of Unitholders, or for one Unit of the Fund. In addition, all of the issued and outstanding Holdco Shares of a Holdco that owns, as its only asset, Shares may, in certain circumstances, be transferred to the Fund or CI Public Partnership by an Electing Shareholder under the Holdco Alternative in exchange for Units (in the case of a transfer to the Fund) or for Exchangeable LP Units and Special Voting Units and (possibly) Units (in the case of a transfer to CI Public Partnership).

Exchangeable LP units will not be exchangeable under any circumstances for a period of one year from the Effective Date, except with the consent of the board of directors of CI General Partner. In addition, Exchangeable LP Units will not be transferable except in connection with an exchange for Units or upon the death of their holder. Holders of Exchangeable LP Units will receive regular monthly cash

distributions paid by CI Public Partnership that are expected to be equal to, on a per unit basis, distributions paid by the Fund on the Units. We further understand that Excluded Shareholders (as such term is defined in the Circular) will not be entitled to receive Exchangeable LP Units for their Shares and that the number of Shares that may be exchanged for Exchangeable LP Units is subject to certain conditions and restrictions as more fully described in the Circular. Except for the priority to Sun Life in respect of its right to elect and to receive Exchangeable LP units in priority to other Electing Shareholders, all holders of Shares will be treated equally under the Arrangement, if implemented.

The terms and conditions of, and steps involved in, the Arrangement are more fully described in the Circular. Among other conditions, the Arrangement is conditional upon: (i) receipt of the Tax Ruling; (ii) the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast by Shareholders voting together as a single class and by a majority of the votes cast by the Minority Shareholders, attending the Meeting in person or by proxy; (iii) the Arrangement must be approved by the Court pursuant to the Final Order; (iv) there will not be in force any order or decree which restrains or enjoins the consummation of the transactions contemplated by the Arrangement Agreement; (v) Dissent Rights will not be exercised in respect of more than 1% of the outstanding Shares; (vi) the board of directors of CI financial shall be satisfied, in its sole discretion, that Nonresidents and partnerships (other than Canadian partnerships) will not be beneficial owners of more than 45% of the Units immediately following Closing; (vii) the conditional approval of the TSX for the listing of the Units to be issued pursuant to the Arrangement will have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date; (viii) there will have been no material change, as of the Effective Date, with respect to the income tax laws or policies of Canada which would have a material adverse effect on the transactions contemplated by the Arrangement; (ix) all material consents, orders, rulings, approvals and issuances, including regulatory and judicial approvals and orders required for the completion of the Plan of Arrangement will have been obtained; and (x) the Arrangement Agreement shall not have been terminated under Article 5 thereof.

Engagement

Since February 2005, Genuity has worked with management of CI and other advisors to provide financial advice to the Board of Directors (the "Board") in respect of a reorganization of CI into an income trust. Genuity's engagement was confirmed by a letter agreement executed as of September 14, 2005 (the "Engagement Agreement").

Under the terms of the Engagement Agreement, Genuity has been retained to provide and deliver to the Board its opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to Minority Shareholders of the consideration to be received by Minority Shareholders upon completion of the Arrangement. Genuity has not been asked to prepare, and has not prepared, a formal valuation of CI or the Fund or any of their respective securities or assets, and the Fairness Opinion should not be construed as such. The terms of the Engagement Agreement provide that Genuity is to be paid fees for the services to be rendered thereunder. Genuity is also entitled, in certain circumstances, to be reimbursed for reasonable out-of-pocket expenses, whether or not the Arrangement is not completed, incurred by Genuity in carrying out its obligations under the Engagement Agreement. CI has agreed to indemnify Genuity and its personnel, subject to certain limitations, against certain losses, claims, causes of action, suits, proceedings, damages and liabilities arising out of the services provided by Genuity under the Engagement Agreement.

The Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary obligations to Shareholders. Genuity has received no instructions from CI in connection with the conclusions reached in the Fairness Opinion.

Subject to the terms of the Engagement Agreement, Genuity consents to the inclusion of this Fairness Opinion in its entirety, together with a summary thereof, in a form acceptable to Genuity, acting reasonably, in the Circular and to the filing thereof with the Toronto Stock Exchange and the securities commission or similar regulatory authority in each province of Canada where such filing is required.

Relationship with Interested Parties

The fees payable to Genuity under the Engagement Agreement on the delivery of the Fairness Opinion are not contingent upon the conclusions reached by Genuity in the Fairness Opinion. Genuity is not an insider, associate or affiliate of CI or any of its affiliates or associates. In connection with the Arrangement, Genuity has acted as financial advisor to the Board and, pursuant to the Engagement Agreement, Genuity is entitled to be paid fees for so acting upon completion of the Arrangement. Genuity has not been engaged to provide any financial advisory services to CI nor has it participated in any financing involving CI during the 24 months preceding the date hereof other than having provided CI with certain financial advisory services in respect of the Arrangement and related organizational matters as described herein. Genuity may, however, in the future, in the ordinary course of its business, provide financial advisory or investment banking services to CI or any member of the Fund Group from time to time. Genuity does not believe that any of the relationships described herein affect Genuity's independence with respect to rendering the Fairness Opinion.

Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, or may in the future have, positions in securities of CI and/or the Fund and, from time to time, may have executed or may execute transactions on behalf of CI and/or the Fund or on behalf of other clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in CI and/or the Fund. The rendering of the Fairness Opinion will not in any way affect Genuity's ability to continue to conduct such activities.

Credentials of Genuity

Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The principals at Genuity have participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and have extensive experience in preparing valuations and fairness opinions. Genuity is not in the business of providing auditing services and is not controlled by a financial institution.

The Fairness Opinion expressed herein represents the opinion of Genuity, and the form and content herein have been approved for release by a committee of the principals of Genuity, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and capital markets matters.

Scope of Review

The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In connection with this Fairness Opinion, Genuity reviewed, considered and relied upon or carried out, among other things, the following:

(a) a draft of the Circular received on May 16, 2006, including drafts of the Arrangement Agreement and all other agreements and documents attached as appendices to the Circular;

(b) all public filings submitted by or on behalf of CI and its wholly-owned subsidiaries to securities commissions or similar regulatory authorities in Canada for the last three fiscal years, including annual reports, management information circulars, annual information forms, and interim and audited annual financial statements;

(c) drafts of certain legal and tax memoranda in respect of the Arrangement;

(d) a draft of the debt opinion to be provided by LECG Corporation to CI received on May 16, 2006;

(e) public information relating to the business operations, financial performance, stock trading history and management contracts of publicly traded companies and trusts similarly constituted or comparable to CI and the Fund;

(f) discussions with certain members of senior management of CI with respect to the business, financial condition and prospects of CI;

(g) management's forecasts of CI's business operations going forward, including the financial projections/budget of management of CI in respect of the Fund for the years 2006 through to 2015 and management's estimates of distributable cash;

(h) information respecting management and employee compensation and incentives;

(i) a draft press release of CI disclosing, among other things, the calling of the Meeting and the mailing of the Circular;

(j) the terms of a proposed amendment to the loan agreement of CI dated as of December 15, 2003, as amended to the date hereof;

(k) a representation certificate, dated the date hereof, as to certain factual matters, provided by certain members of senior management of CI and addressed to Genuity;

(l) discussions with the legal counsel to CI and with CI's auditors;

(m) public information concerning wealth management firms and fund managers; and

(n) all other such corporate, operating, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.

Genuity was granted access to senior management of CI and was not, to its knowledge, denied any requested information.

Assumptions and Limitations

Genuity has, subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management, directors and advisors of CI or otherwise (collectively, the "Information") and has not attempted to independently verify the accuracy or completeness of the Information. Genuity, to the best of its knowledge, was not denied access to any requested information. The Fairness Opinion assumes, and is conditional upon, the completeness, accuracy and fair presentation of the Information.

Senior management of CI have represented to Genuity, as at the date hereof, that CI has taken all reasonable efforts to ensure that the Information provided by or on behalf of CI (directly or indirectly, orally or in writing) is, at the date the Information was provided, complete, true and accurate in all material respects and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which it was provided and that, since the date the Information was provided, there has been no material change, financial or otherwise, in the consolidated financial position of CI, or in its assets, liabilities (contingent or otherwise), business, or operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect. With respect to the financial forecasts and budgets provided to Genuity and used in its analysis, Genuity has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of CI as to the matters covered thereby.

With respect to all legal and tax matters relating to the Arrangement, and the implementation thereof, Genuity has assumed the accuracy of the disclosure, including the validity and efficacy of the procedures to be followed to implement the Arrangement, set forth in the Circular, and Genuity does not express any opinion in respect thereof. Genuity has not considered (and Genuity expresses no opinion in respect of) the tax impact of the Arrangement on particular Shareholders.

Genuity has assumed that the Arrangement will be implemented as described in the Circular, including that: (i) all amounts which will be available from time to time for distribution to the holders of Units and Exchangeable LP Units, as the case may be, will be distributed to such holders by the Fund and CI Public Partnership, respectively; (ii) in all material respects, all distribution, voting and other rights and attributes (both economic and otherwise) of the Units and Exchangeable LP Units will be as described in the Circular; (iii) that the Exchangeable LP Units will be exchangeable for Units, free of any statutory or other resale conditions, as described in the Circular; (iv) all elections as described in the Circular by Shareholders to transfer Shares for Exchangeable LP Units will be implemented, subject to the limitations and restrictions described in the Circular; (v) no material amount of Units will be redeemed by the Fund in the foreseeable future; and (vi) the Fund will qualify as a "unit trust" as defined by the *Income Tax Act* (Canada) (the "Tax Act") and will continue to qualify thereafter as a "mutual fund trust" as defined in the Tax Act, and that the Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans.



The Arrangement is subject to certain conditions outside the control of CI and Genuity has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course or waived and all consents, permissions, exemptions or orders of relevant regulatory authorities, courts and other third parties will be obtained, without adverse conditions or qualifications. In rendering the Fairness Opinion, Genuity expresses no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame set out in the Circular.

The Fairness Opinion is based on securities markets, economic and general business and financial conditions prevailing as at the date hereof and, in particular, having regard to the fact that CI announced: (i) on September 8, 2005 that management was pursuing the conversion of CI into an income trust; and (ii) on April 11, 2006 that the Board had approved in principle the initiation of a process for the conversion of CI into an income trust by way of a plan of arrangement, and is based on the condition and prospects, financial and otherwise, of CI as they were reflected in the Information and documents reviewed by Genuity and as they were represented to Genuity in discussions with senior management and advisors of CI and the Board. In its analysis and in preparing the Fairness Opinion, Genuity has made assumptions with respect to industry performance and future general business and economic conditions and other matters, many of which are beyond the control of Genuity, CI, or any party involved in the Arrangement. Although Genuity believes that the assumptions used in preparing the Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

The Fairness Opinion does not address the relative merits of the Arrangement compared to any other business strategies or transactions that might be available to CI. Genuity was not asked to, and does not, offer any opinion or recommendation as to whether Shareholders should vote in favour of the Arrangement nor as to which consideration a Shareholder should elect to receive under the Arrangement. Genuity notes that, among other things, the Exchangeable LP Units are subject to restrictions on transfer, will not be listed on any stock exchange or quotation system and are subject to restrictions on the exercise of Exchange Rights. Genuity expresses no opinion concerning the future level of cash distributions of the Fund or the trading price of the Units, or of the future level of cash distributions on the Exchangeable LP Units or the value of the Exchangeable LP Units. Genuity has not been asked to prepare, and has not prepared, a formal valuation of CI or of any member of the Fund Group or any of their respective securities or assets, and this Fairness Opinion should not be construed as such a valuation.

The Fairness Opinion has been prepared and provided solely for the use of the Board and for inclusion in the Circular and may not be used or relied upon by any other person other than the Board without the express prior written consent of Genuity. Genuity is entitled, at any time prior to the completion of the Arrangement, to withdraw, change or supplement the Fairness Opinion if Genuity concludes that there has been a material change in the Arrangement or related transactions or in the business, affairs, financial condition or prospects of CI, or there has been a material change in the factors upon which the Fairness Opinion is based, or if Genuity becomes aware of any information not previously known by Genuity, regardless of the source, which in its opinion would make the Fairness Opinion misleading in any material respect.

The Fairness Opinion is provided as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion of which it may become aware after the date hereof. Without limiting the foregoing, in the event that



there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion. Genuity believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Opinion

Based on and subject to the foregoing, Genuity is of the opinion that, as at the date hereof, the consideration to be received by Minority Shareholders upon the completion of the Arrangement is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

Genuity Capital Markets

APPENDIX "F"
NOTICE OF APPLICATION

Commercial List Court File No. 06-CL-6442

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE,

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CI FINANCIAL INC. INVOLVING ITS SHAREHOLDERS AND THE CREATION OF THE CI FINANCIAL INCOME FUND


SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

CI FINANCIAL INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Tuesday, June 27, 2005 at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date May 16, 2006 Issued by 

Local registrar
Registrar, Superior Court of Justice

Address of court office 393 University Avenue
Toronto, Ontario M5G 1E6

TO:	**ALL HOLDERS OF COMMON SHARES OF CI FINANCIAL INC., AS AT MAY 23, 2006.**
AND TO:	**ALL HOLDERS OF OPTIONS OF CI FINANCIAL INC., AS AT MAY 23, 2006.**
AND TO:	**ALL DIRECTORS OF CI FINANCIAL INC., AS AT MAY 23, 2006.**
AND TO:	**Ernst & Young** 222 Bay Street Ernst & Young Tower P.O. Box 251 Toronto-Dominion Centre M5K 1J7 **Auditor to CI Financial Inc.**

APPLICATION

1. THE APPLICANT MAKES APPLICATION FOR:

a) an interim Order for advice and directions pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA") with respect to a proposed arrangement (the "Arrangement") of CI Financial Corporation ("CI Financial");

b) an Order approving the Arrangement pursuant to sections 182(3) and 182(5) of the OBCA; and

c) such further and other relief as this Honourable Court may deem just.

2. THE GROUNDS FOR THE APPLICATION ARE:

a) CI Financial is a corporation incorporated pursuant to the OBCA;

b) section 182 of the OBCA;

c) all statutory requirements under the OBCA have been fulfilled;

d) the Arrangement is fair and reasonable, and in the best interests of the shareholders of CI Financial;

e) the Arrangement is procedurally and substantively fair and reasonable overall;

f) if made, the Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the *Securities Act of 1933*, as amended, of the United States of America, with respect to the units of the CI Financial Income Fund to be issued in the United States of America pursuant to the Arrangement;

g) certain of the holders of common shares of CI Financial are resident outside of Ontario and will be served at their addresses as they appear on the books and records of CI Financial as at May 23, 2006, pursuant to rules 17.02(n) and

17.02(o) of the *Rules of Civil Procedure* and the terms of any interim Order for advice and directions granted by this Honourable Court;

h) rules 14.05(2), 14.05(3) and 38 of the *Rules of Civil Procedure*; and

i) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a) such interim Order as may be granted by this Honourable Court;

b) an Affidavit of Douglas J. Jamieson, the Chief Financial Officer and senior vice-president of CI Financial, outlining the basis for an interim Order for advice and directions, to be sworn, with exhibits thereto;

c) a further Affidavit to be sworn on behalf of CI Financial, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

d) such further and others material as counsel may advise and this Honourable Court may permit.

May 16, 2006

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Francy Kussner LSUC #: 29943K
Lauren Butti LSUC #: 47083W

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
CI Financial Inc.

CI FINANCIAL INC.
Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, as amended

Commercial List Court File No: 06-CL-6[illegible]

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION
(returnable June 27, 2005)

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Francy Kussner LSUC#: 29943K
Lauren Butti LSUC #: 47083W

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
CI Financial Inc.

FileNo. 06.1280

APPENDIX "G"
INTERIM ORDER

Commercial List Court File No. 06-CL-6442

ONTARIO SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	**THURSDAY, THE 25th DAY**
	)	
JUSTICE CUMMING	)	**OF MAY, 2006**



IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CI FINANCIAL INC. INVOLVING ITS SHAREHOLDERS AND THE CREATION OF THE CI FINANCIAL INCOME FUND

CI FINANCIAL INC.

Applicant

ORDER

THIS MOTION made by the Applicant, CI Financial Inc. ("CI Financial"), pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, Notice of Motion and the Affidavit of Douglas J. Jamieson sworn May 23, 2006 (the "Jamieson Affidavit"), and the exhibits thereto, and on hearing the submissions of counsel for CI Financial,

Definitions

1. **THIS COURT ORDERS** that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Exhibit 1 to Appendix A of the draft Information Circular attached as Exhibit "A" to the Jamieson Affidavit.

The Meeting

2. **THIS COURT ORDERS** that CI Financial shall be permitted to call, hold and conduct the Meeting, at which holders of common shares of CI Financial will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix C to the draft Information Circular, to, among other things, authorize and approve the Arrangement.

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Information Circular (the "Notice"), the OBCA, the articles and by-laws of CI Financial (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

4. **THIS COURT ORDERS** that at the Meeting, CI Financial may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

Amendments to the Plan of Arrangement

5. **THIS COURT ORDERS** that CI Financial is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.

Adjournments and Postponements

6. **THIS COURT ORDERS** that CI Financial, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement.

Notice of the Meeting

7. **THIS COURT ORDERS** that CI Financial shall give notice of the Meeting, substantially in the form of the Notice, subject to CI Financial's ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 10 of this Order. Failure or omission to give notice in accordance with paragraph 10 of this Order, as a result of mistake or of events beyond the control of CI Financial, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of CI Financial, then CI Financial shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

The Information Circular

8. **THIS COURT ORDERS** that CI Financial is hereby authorized and directed to distribute the Information Circular, subject to such amendments, revisions or supplements as CI Financial may determine. The Information Circular shall be mailed or delivered in accordance with paragraphs 10 and 11 of this Order. The Information Circular shall have the within Notice of Application and this Order attached as schedules thereto. Failure or omission to distribute the Information Circular in accordance with paragraphs 10 and 11 of this Order as a result of mistake or of events beyond the control of CI Financial, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of CI Financial, then CI Financial shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Solicitation of Proxies

9. **THIS COURT ORDERS** that CI Financial is authorized to use proxies at the Meeting, substantially in the forms accompanying the Information Circular, subject to CI Financial's ability to insert dates and other relevant information in the final forms of proxy. CI Financial is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. CI Financial may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if CI Financial deems it advisable to do so.

Method of Distribution of Meeting Materials

10. **THIS COURT ORDERS** that the Notice of Application, this Order, the Notice, the Information Circular, the form of proxy, the letter of transmittal and election form and any other communications or documents determined by CI Financial to be necessary or desirable (collectively, the "Meeting Materials"), shall be distributed by CI Financial:

    (a) to registered Shareholders, to the directors of CI Financial and to the auditor of CI Financial, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of CI Financial as of the Record Date (May 23, 2006), or such later date as CI Financial may determine in accordance with the OBCA; and

    (b) to non-registered Shareholders by CI Financial complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.

11. **THIS COURT ORDERS** that the Notice of Application, this Order, and the Information Circular, and any other communications or documents determined by CI Financial to be necessary or desirable (collectively, the "Court Materials"), shall be distributed by CI Financial to the holders of CI Options by mailing same by pre-paid ordinary mail (or,

alternatively, by delivery, in person or by courier), concurrently with the distribution of the Meeting Materials. Distribution to such persons shall be to their addresses as they appear on the books and records of CI Financial as of the Record Date.

12. **THIS COURT ORDERS** that no one other than those listed in paragraph 10 of this Order shall be entitled to receive the Meeting Materials or attend the Meeting.

13. **THIS COURT ORDERS** that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings and/or the Meeting.

Voting

14. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date, subject to the provisions of the OBCA with respect to the entitlement to vote of persons who become registered Shareholders after the Record Date.

15. **THIS COURT ORDERS** that the Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the aggregate votes cast by the Shareholders voting together as a single class and by a majority of the votes cast by the Minority Shareholders, in each case, attending the Meeting in person or by proxy. For this purpose, each Shareholder is entitled to one vote for each Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct CI Financial to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

16. In respect of matters to be brought before the Meeting pertaining to items of business affecting CI Financial (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

17. **THIS COURT ORDERS** that each Shareholder shall be entitled to exercise the rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 185 of the OBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by CI Financial (or CI Financial's agents, if applicable) at or prior to 5:00 p.m. (Toronto time) on the second last Business Day prior to the Meeting. Shareholders who duly exercise such rights of dissent and who have not withdrawn their Dissent Notice prior to the Effective Date as set forth in Section 4.1 of the Plan of Arrangement shall be entitled to be paid fair value for the Shares in respect of which they dissent in accordance with the provisions of this Interim Order, whether by Order of a court (as defined in the OBCA) or by acceptance of an offer made pursuant to the OBCA, and shall be deemed to have delivered such Shares to CI Financial for cancellation on the Effective Date without any further act or formality. In no case shall CI Financial or any other Person be required to recognize such Dissenting Shareholders as holders of Shares after the Effective Date, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Shares on the Effective Date.

Hearing of Application for Approval of the Arrangement

18. **THIS COURT ORDERS** that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 15 hereof, CI Financial shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

19. **THIS COURT ORDERS** that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(i) CI Financial; and

(ii) any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the *Rules of Civil Procedure*.

20. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for CI Financial at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Francy Kussner / Lauren Butti.

21. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned date.

22. **THIS COURT ORDERS** that CI Financial shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.

May 25, 2006   Peter A. Cumming J.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAY 25 2006

PER/PAR: 

CI FINANCIAL INC.
Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

Commercial List Court File: 06-CL-6442

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

Goodmans LLP
Barristers & Solicitors
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Francy Kussner LSUC #: 29943K
Lauren Butti LSUC #: 47083W

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant

GOODMANS\\BUTTIL\\5308314.5